FNX Mining Company Inc.
29 March, 2005

TECHNICAL REPORT ON MINERAL PROPERTIES IN

THE SUDBURY BASIN, ONTARIO

FOR

FNX MINING COMPANY INC.

AN UPDATE TO 28 February, 2005

Report Prepared by

James M. Patterson, BA (Hons. Geology), Ph.D., P.Geo., DIC

Vice President Exploration

FNX Mining Company Inc
700, 55 University Avenue
Toronto, Ontario, Canada

29 March, 2005

FNX Mining Company Inc.
29 March, 2005

FNX Mining Company Inc.
29 March, 2005

8.	PROPERTIES				22
	8.1	McCREEDY WEST MINE PROPERTY			22
		8.1.1	Location, History, Infrastructure & Environment		22
		8.1.2	Property Geology		26
		8.1.3	Deposit Types		26
		8.1.4	Contact-Type (Ni + Cu) Deposits		28
			8.1.4.1	Upper Main Deposit	28
			8.1.4.2	Inter Main Deposit	30
			8.1.4.3	East Main Deposit	36
		8.1.5	Footwall Type (Cu + PGM) Targets		39
			8.1.5.1	700 Deposit	39
			8.1.5.2	Upper PM (formerly 950 Deposit)	39
			8.1.5.3	PM Deposit...(Main)	40
			8.1.5.4	PM Advanced Exploration	44
			8.1.5.5	PM Bulk Samples & Mining	45
			8.1.5.6	PM Deposit : Exploration & Development 2005	45
		8.1.6	Resources & Reserves		47
		8.1.7	Mining		50
		8.1.8	Recommended Work Program and Budget		51
	8.2	LEVACK MINE PROPERTY			53
		8.2.1	Location, History, Infrastructure & Environment		53
		8.2.2	Property Geology & Mineralization		56
		8.2.3	Deposits		58
			8.2.3.1	1300 Deposit	58
			8.2.3.2	No.7 Deposit & 7 Extension (7 X)	60
			8.2.3.3	# 3 Deposit	63
			8.2.3.4	1900 Deposit	63
		8.2.4	Resources		65
		8.2.5	Recommended Work Program and Budget		66
	8.3	NORTH RANGE FOOTWALL			66
		8.3.1	Geological Setting & Concept		66
		8.3.2	Exploration Results		68
		8.3.3	The Footwall Discoveries		69
		8.3.4	Recommended Work Program & Budget		72
	8.4	PODOLSKY PROPERTY			73
		8.4.1	Location, History, Infrastructure & Environment		73
		8.4.2	Property Geology & Mineralization		75
		8.4.3	Deposits & Targers		77
			8.4.3.1	North Deposit	77
			8.4.3.2	South Zone	85
			8.4.3.3	Intermediate Zone	85
			8.4.3.4	2000 Deposit	85
			8.4.3.5	Sublayer Lens A (Ni)	88
			8.4.3.6	Other Offset Exploration	90
			8.4.3.7	Sublayer Exploration	90
		8.4.4	Advanced Underground Exploration Program		90
		8.4.5	Recommended Work Program and Budget		91

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	8.5	VICTORIA PROPERTY			92
		8.5.1	Location, History, Infrastructure & Environment		92
		8.5.2	Property Geology & Mineralization		94
		8.5.3	Targets		94
			8.5.3.1 No.4 Zone		96
			8.5.3.2 West Zone		96
			8.5.3.3 No.1 West Zone		97
			8.5.3.4 No.2 West Zone		97
			8.5.3.5 Far West Zone		99
			8.5.3.6 Powerline Deposit		99
			8.5.3.7 Offset Dyke Targets		99
		8.5.4	Recommended Work Program and Budget		100
	8.6	KIRKWOOD PROPERTY			101
		8.6.1	Location, History, Infrastructure & Environment		101
		8.6.2	Property Geology & Mineralization		103
		8.6.3	Targets		103
			8.6.3.1 West Zone		103
			8.6.3.2 Lower East and 3800		105
		8.6.4	Recommended Work Program and Budget		105
9.	CONCLUSIONS & RECOMMENDATIONS				106
10.	BUDGET				111
11.	CERTIFICATE				113
REFERENCES					114

APPENDICES			1	Abbreviations & Conversions

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29 March, 2005

	List of Tables

Tables		Page
1	Sudbury Project Properties - Production History	1
2	Drilling Statistics at 31 October, 2005	16
3	Summary of Mineral Reserves at December 31, 2004	20
4	Summary of Mineral Resources - McCreedy West at 31 December, 2004	20
5	Summary of Mineral Resources - Levack Mine at 31 December, 2004	20
6	Sudbury Projects Properties	22
7	McCreedy West: Graded Assays Inter Main Deposit (within Reserve Area)	31
8	McCreedy West: Reserves at 31 December, 2004	47
9	McCreedy West: Resources at 31 December, 2004	48
10	McCreedy West: Resources by Orebody at 31 December, 2004	48
11	McCreedy West: Resources PM Deposit at 31 December, 2004	49
12	Levack: 1300 Deposit - Graded Assays 2004 drilling	60
13	Levack: Mineral Resources at 31 December, 2004	65
14	Levack: Mineral Resources by Deposit at 31 December 2004	65
15	North Range Footwall: The Footwall Deposit - DDH FNX6010	70
16	Podolsky: North Deposit - Graded Assays (2004/05 drilling)	78
17	Podolsky: 2000 Deposit - Graded Assays (2004 drilling)	86
18	Podolsky: Sublayer Lens A - Graded Assays	88
19	Sudbury Project - Budget	112

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29 March, 2005

LIST OF FIGURES

Figure #	Title	Page

1	Sudbury Basin: Simplified Geology and Property Locations	2
2	McCreedy West Mine – Location	25
3	McCreedy West Mine – Deposits	27
4	McCreedy West Mine – Upper Main Deposit	29
5	McCreedy West Mine – Contact deposits & Exploration Targets	36
6	McCreedy West Mine – East Main Deposit	38
7	McCreedy West Mine – PM Deposit	41
8	McCreedy West Mine – PM Deposit Bulk Samples	46
9	Levack Mine – Location	55
10	Levack Mine – Longitudinal Section showing Targets Areas	57
11	Levack Mine – 1300 Deposit	59
12	Levack Mine – No.7 Deposit & 7 Extension (7X)	62
13	Levack Mine – 1900 Deposit	64
14	North Range Footwall – Levack Embayment	67
15	North Range Footwall – The Footwall Discovery Cross Section	71
16	Podolsky Property – Location	74
17	Podolsky Property – Local Geology	75
18	Podolsky Property – Longitudinal Section showing Target Areas	76
19	Podolsky Property – North Deposit	84
20	Podolsky Property – 2000 Deposit	87
21	Podolsky Property – Lens A Zone	89
22	Victoria Property – Location Map	93
23	Victoria Property – Surface Geology & Target Areas	95
24	Victoria Property - Longitudinal Section & Targets	96
25	Victoria Property - No.2 West Zone	98
26	Kirkwood Property – Location	102
27	Kirkwood Property – Target Areas	104

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Executive Summary

Dr. James M. Patterson, BA Hons Geology, Ph.D., P.Geo., DIC., Vice President of the Company, prepared the original Technical Report, dated 7th November, 2001, while an independent consultant, prepared the update reports dated 31st May, 2002; 9th May, 2003; 23rd March, 2004 and is the Qualified Person under NI 43-101 responsible for this current technical report.

This update report has been prepared in conjunction with senior technical personnel from the Sudbury exploration offices of FNX Mining and senior mining personnel from Dynatec Corporation.

On 10 January, 2002, Fort Knox Gold Resources Inc.( the predecessor company to FNX Mining Company Inc. (the “Company” or “FNX”), a public Company trading on the Toronto Stock Exchange and the American Stock Exchange (FNX), signed an Option to Purchase Agreement with Inco Limited (Inco) whereby FNX could acquire a 100% interest in five Sudbury Basin mineral properties. The property package includes former producing mines known as the Victoria, McCreedy West, Levack, Podolsky and Kirkwood mines.

A Joint Venture was formed, effective 10 January, 2002, between the Company and Dynatec Corporation Inc. The Joint Venture, owned as to 75% by the Company and as to 25% by Dynatec, will explore, develop and, if economically appropriate, mine these properties.

The Sudbury Joint Venture (SJV), having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, is now vested and owns 100% interest in the mineral rights to the five Properties.

The subject properties, comprising some 4,500 acres (1,820 hectares), are all located within 35 km of downtown City of Greater Sudbury. Located in Northeastern Ontario some 400 km from Toronto and with a population of 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration. Access is excellent with the city being well served by air, rail and road.

The area has a history of nickel and copper mining stretching back over 100 years with two of the world’s major nickel producers, Inco Limited and Falconbridge Limited, having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals (Ni-Cu-PGM) orebodies at Sudbury constitute the world’s largest known

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concentration of Ni-Cu sulphides. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

The Sudbury Basin, the major topographic feature of the area and forming an elliptical ring some 60 km in the northeast direction by 28 km wide, is also the most important feature of economic interest. This Basin, also referred to as the Sudbury Structure, is the geological expression of events triggered by the impact of a giant meteorite approximately 1.8 billion years ago and which led to the formation of the well known and economically important Ni-Cu-PGM deposits upon which Sudbury has been built.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic squeezing and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the Sudbury Igneous Complex (SIC) compared to the North and East Ranges.

All five of the project areas lie within the confines of the Sudbury Structure that straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at 2.7 billion years and which were subsequently deformed and metamorphosed.

South of the Superior Province is the younger Southern Province of Early Proterozoic age represented by metavolcanic and metasedimentary rocks deposited between 2.49 billion and 2.2 billion years ago. These rocks are extensively intruded by younger sills and dykes of Nipissing Diabase, (approximately 2.2 billion years).

The Mineral Deposits associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tonnes of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The vast bulk of sulphides in the Sudbury ores consist essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits, Contact, Footwall and Offset Dyke types are recognized.

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The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. These embayments are the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature) and, having acted as traps for Sublayer material, they account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

Contact deposits on the South Range have little interaction with the footwall rocks. The footwall contact is generally sharp and inclusions of footwall material in the sublayer are minor. On the North Range the contact deposits commonly penetrate into the brecciated granitic footwall forming a granite breccia-type ore below the sublayer. Copper and precious metals tend to concentrate in the granite breccia-type ore. All the properties within the Company’s Sudbury Project include contact type Cu-Ni deposits.

Footwall Deposits are offshoots of Contact deposits. They tend to occur more on the North Range than the South Range. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits can act as a conduit for mineralizing fluids and as a medium for deposition of sulphides. A distinct metal zoning occurs between Contact Deposits and the Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low PGM content compared to the high Cu/Ni ratios and enriched PGMs in the Footwall Deposits. These observations can be applied in exploration. A contact deposit with low Cu/Ni ratios and PGM content indicates the possible presence of a high Cu, high PGM footwall deposit in adjacent footwall breccia. Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in otherwise barren to weakly mineralized quartz diorite. The deposits consist of cores of inclusion-bearing sulphide ore surrounded by quartz diorite with variable sulphide dissemination and confined within the width of the offset, which is commonly less than 100 m. Offset-type mineralization occurs on the Podolsky and Victoria properties.

The properties included in the package have all been mined by Inco. Two of the deposits, McCreedy West (15.8 million tons mined) and Levack (60.0 million tons), were substantial mines. The other properties each had total production less than 6 million tons.

Inco accumulated a vast amount of data (over 8,000 boreholes) during their exploration and mining of the subject properties and these data were made available for examination by FNX. The information reviewed consists primarily of diamond drillholes and associated sampling, assaying, plans and sections. The essential details of these data are not in the public domain and originate exclusively from Inco data files. Review of data has focused primarily on the mineralized areas at each of the properties.

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The original Patterson Report (dated November, 2001) was based solely on information generated and provided by Inco Limited. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding the data or the properties.

FNX and its consultants have independently verified the drill assay data received from Inco. The Company has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones. Dr. Patterson conducted a detailed audit of the Company’s borehole grading calculations and confirmed that the results accurately represent the graded assay intersections.

Spiteri Geological and Mining Consultants Inc. (SGM) was retained by FNX to review Inco’s information and procedures and to conduct an independent check sampling and assay program of Inco’s assay methods and results. The SGM reports, dated 27 July, 2001 and 1 November, 2001, have been filed.

Since inception of the FNX-Dynatec Corporation Sudbury Joint Venture exploration program a significant amount of new data has been generated on the Properties. From March 2002 to February 28, 2005, a total of 695,834 ft of surface diamond drilling has been completed in 555 drill holes. As access has been gained to the underground workings, more of the drilling at McCreedy West and Levack has been carried out from underground locations and to date 689 underground holes have been completed for 269,774 ft. The current rig disposition is five surface and three underground rigs.

Exploration personnel operating out of three locations in the Sudbury area now number 38, comprising 22 geoscientists, 10 technicians and 6 support staff. In addition to local administration and management the personnel in the Sudbury office manage programs at Podolsky and Victoria. The exploration office at Levack services the exploration at the McCreedy West and Levack mines and the North Range Footwall project. Four geologists are located at the McCreedy West minesite.

The Kelly Lake Road core facility in Sudbury is now dedicated to Podolsky and Victoria core while the Levack facility handles the core and sample load from the McCreedy West mine underground operations and also from the North Range exploration projects. Approximately 20,650 samples were sent for assay during the period March 1, 2004 to February 28, 2005 with the total since inception being 67,600 samples.

Both Sudbury Project offices have been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Company.

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Our Joint Venture partner, Dynatec Corporation Inc, have established complete support and mining infrastructure (offices, drys, warehouse, machine shops and other required facilities) at the McCreedy West mine site and employ some 152 persons.

At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe was completed and new offices and drys were built. Shaft rehabilitation began in first Quarter 2005.

The Podolsky (formerely Norman) project advanced with the completion of the shaft collar to 140 ft., the installation of the sinking stage (Galloway) and the initiation of shaft sinking proper is scheduled for early April, 2005. The portal for the decline to the Podolsky North Deposit was also completed. A fully serviced operation has been established at Podolsky to support the underground advanced exploration program. At February 28, 2005 there were 45 SJV personnel and 5 contractor personnel on site.

Commercial production from the McCreedy West Mine commenced in November 2003 from the 700 and Upper Main Deposits, and in January 2004, the SJV partners declared commercial production at the McCreedy West Mine. In the fiscal year January – December 2004 (which comprises production from November 1, 2003 to October 31, 2004, a total of 283,358 tons was shipped to Inco’s Clarabelle Mill, comprising 267,377 tons of nickel ore from the Inter Main, East Main and Upper Main at 1. 7% Ni and 16,000 tons of footwall copper ore from the 700 Deposit grading 5.9% Cu.

The FNX corporate head office remains at 55 University Avenue, Toronto and currently accommodates a staff of 10 persons.

As activities progressed to the feasibility and mining stages much more activity has taken place on the environmental aspects of the program. All baseline (characterization) studies have been completed on all properties and additional information compiled and filed in support of Closure Plan amendments at McCreedy West and Levack.

As personnel levels have increased a Joint Health & Safety committee has been established to ensure the development and maintenance of a healthy and safe workplace for all personnel.

FNX has implemented a Safety, Health and Environmental Policy whereby the Company states its commitment to conducting its business in a safe and environmentally responsible manner. At 28 February, 2005 the Joint Venture and its contractors had worked for 1041 days at the McCreedy West and Levack sites and 290 days at the Podolsky site without a lost time accident.

The McCreedy West Mine Property (804 acres, 325.4 ha) is located 34 km northwest of Sudbury in Levack Township. The property has been explored since the early 1900s and mining commenced in 1974. Production to mine closure in 1998 totaled 15,758,000 tons averaging 1.70% Cu, 1.44% Ni, 1.3 g/ton TPM. The Mine is located at the western limit of an extensively mineralized 8.5 km long portion of the

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North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig and Hardy).

The Joint Venture inherited well maintained surface and underground infrastructure. The Main Ramp has been completely reconditioned by the Joint Venture and all necessary ventilation, electrical and pumping facilities are operational. The 1600 Level track haulage drift has been reconditioned to the Levack Mine which has facilitated access to underground drill platforms at the Levack Mine.

During 2004 mining has continued in the Upper Main, East Main and Inter Main contact-type nickel-rich deposits while stoping is continuing on the 700 footwall-type copper-rich deposit. The 1000 tpd production target from Phase 1 Mining operations was attained in April 2004, some 3 months ahead of schedule.

Mineralization occurs as Contact- and Footwall-type deposits. Previous operations exploited both Contact Cu-Ni mineralization along the base of SIC and within the granite breccia-filled embayment, and Footwall Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The Contact Deposits are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The orebodies occupy embayment structures that penetrate into the footwall of the SIC. These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits and may be a useful exploration guide.

The exploration program has focused on testing and upgrading the previously identified near-term production targets through a diamond drilling program. This program has been successful in that independently audited resource estimates have been established for four of the previously known zones at McCreedy West and also for a new discovery. Reserves, adequate to support a mining rate of 1000 tpd, have been estimated at McCreedy West and additional resources discovered.

The Upper Main Ni-Cu Deposit was previously mined by Inco from the 250 ft Level to the 600 Level. In July 2003, FNX upgraded 36,100 tons of the indicated resource on the contact lens to a probable reserve grading 0.36% Cu, 1.61% Ni. Mining was initiated at the Upper Main Deposit in May 2003 and to 31 December 2004, approximately 45,100 tons of ore grading 0.3% Cu and 1.3% Ni were mined. It is anticipated that production from the Upper Main will cease during 2005.

The East Main Ni-Cu Zone occurs between 200 and 920 ft levels, east of the main ramp. It is characterized by massive to inclusion-rich massive sulphide situated at or near the base of the SIC contact. A portion of this zone was mined above the 950 Level in 1997. In July 2003, FNX upgraded a subset of the resource to a probable reserve of 131,000 tons grading 0.35% Cu, 2.27% Ni. To 31 December, 2004 the Joint

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Venture has mined approximately 43,150 tons grading 0.4% Cu and 1.9% Ni from the East Main. At 31 December 2004 reserves remaining in the East Main were 75,000 tons grading 0.3% Cu and 2.4% Ni. Following the discovery of the Inter Main Deposit in 2002, an aggressive follow-up drilling program, from both surface and underground platforms during 2003 established an indicated independently audited resource

In July, 2003, following additional in-fill drilling, this resource was upgraded to an independently audited mining reserve of 1,070,000 tons grading 0.21 % Cu, 1.88 % Ni. An additional inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni was also identified at this time along the western margins of the Inter Main.

Since inception of mining in 2003 to end December 2004 a total of 241,700 tons grading 0.24% Cu and 1.69%Ni, has been mined from the Inter Main., Approximately 220,000 tons of this were mined in 2004. The mined grade is somewhat lower than the reserve grade due to mining of incremental material which was classified as ore due to the escalation in the nickel price. As at 31 December, 2004 the Inter Main probable ore reserve was estimated as 1.16 million tons grading 0.20% Cu and 1.73% Ni.

The Footwall Type Cu-Ni-PGM vein deposits are represented by the 700 and PM Deposits. The Deposit, formerly referred to as the 950 is now included within the PM Deposit as our developing knowledge of this Sudbury Breccia- hosted mineralization suggests a continuum from the sharp-wall veins of the 700 down through the former 950 and into the PM Main Deposit.

The 700 Deposit, located between the 500 and 700 Levels, is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of at least 3,000 ft. Mineralization within the 700 Deposit is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft.

In February 2003, FNX estimated an indicated and measured resource in the 700 Deposit of 139,000 tons at a grade of 6.1% Cu, 0.81% Ni, 0.18 oz/ton (5.6 g/t) TPM. In July, 2003, a subset of this resource was upgraded to a probable reserve of 119,000 tons grading 6.83% Cu, 0.75% Ni, 0.17 oz/ton (5.3 g/t) TPM. This estimate was verified by independent consultants Roscoe Postle Associates.

Mining of the veins by shrinkage stoping methods commenced early in 2003 with production to 31 December, 2004 amounting to 23,700 tons grading 6.48% Cu, 0.66 Ni, 3.4 g/t TPM.

The Upper PM Deposit is located to the east and down plunge from the 700 Deposit. This deposit comprises two distinct styles of mineralization: (i) massive chalcopyrite, pentlandite and millerite veins

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ranging in thickness from 3 inches to 3.0 ft, and (ii) a broader zone of irregular stringers and disseminated chalcopyrite blebs. The veins exhibit a steep southerly apparent dip on geological cross-sections, while the broader package of mineralization appears to dip more shallowly to the south, sub-parallel to and within a wide zone of footwall Sudbury Breccia.

In February, 2003, FNX estimated an indicated resource of 520,000 tons, grading 1.44% Cu, 0.27% Ni and 5.28 g/t TPM, for the Upper PM and this was verified by independent consultants Roscoe Postle Associates (March, 2003). This resource was outlined at 80 to 150 ft. centres and subsequent exploration at the main PM Deposit further down dip has shown that tighter spaced drilling (at least 50 ft. centres) is required for proper interpretation of low sulfide footwall systems. No mining has taken place in this deposit.

The PM Deposit is located down dip from the Upper PM below the 1450 Level at McCreedy West Mine and within a broad package of footwall Sudbury Breccia.

The host Sudbury Breccia is typically 300 to 400 ft wide and dips 35 to 40 degrees to the south east. The PM Deposit mineral envelope occurs within the mid- to lower part of the Sudbury Breccia package. The current known dimensions of the PM Deposit are approximately 1000 ft in an east-west direction, 1800 ft down plunge, and a true thickness up to 120 ft. It remains open locally down dip and up dip to the north east.

Mineralization within the PM Deposit typically consists of chalcopyrite +/- millerite + PGM (Pt+Pd bismuth tellurides) veins, veinlets, stockworks and disseminations within a mineralized envelope which generally dips -35o to the southeast. Seven mineralization styles have been identified within the deposit.

In mid 2003 an exploration ramp was initiated from the 1550 Level to access the PM with the objectives of creating drill platforms; permit mapping to develop a better understanding of the mineralization controls and to take bulk samples. By the end of February 2005 approximately 3,000 ft of ramp, cross cut, drift and muck bay development had been completed.

Since accessing the deposit, several bulk samples have been taken from the PM Ramp at various stages along its length. The first planned bulk samples, comprising 4,063 tons, assayed 6.8 g/t Pt+ Pd+ Au. (News Release September 23, 2004). The main ramp is now approximately 1,900 ft in length and a new ramp has been initiated from the Main PM Ramp at the 1600 Level to provide access to an area designated as a PM Test Mine.

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From March 1, 2004 to February 28, 2005, FNX completed 135 underground holes at the PM Deposit (Upper and Main) for a total of 49,580 ft, and a grand total of 258 drillholes for 143,553 ft since inception of the program.

In 2005 an additional 40 holes (30,000 ft) of drilling are planned for the PM Deposit from underground platforms. This drilling will test the upper levels of the PM Deposit and infill the area towards the Upper PM and will also test for expansion of the Deposit to the northeast, south and southwest.

Additional bulk samples have been taken as the ramp progressed to increase confidence in the drill-indicated grades and to provide metallurgical test samples. These bulk samples varied in size from 659 up to 1,533 tons, while grades ranged from 0.6%-1.4% Cu, 0.2%-0.3% Ni and 0.16-0.34 oz/t TPMs. The bulk samples confirmed drill-indicated grades and, together with results from the detailed drill program and underground mapping, have assisted with the completion of a resource estimate at the PM Deposit. The west central portion of the PM Deposit, in the vicinity of bulk sample area #1 is presently being developed for limited production later in 2005.

In addition to the planned production, the PM Deposit will again be the focus of significant exploration in 2005 with 36,500 ft of drilling (48 holes) having been allocated to definition and exploration drilling of this deposit. Specifically, the target areas will include definition drilling of the Upper PM and the planned production area of the Main PM, stepout exploration drilling down dip and north east of the Main PM, and infill drilling between the Upper PM and Main PM.

In January 2004, the SJV partners declared commercial production at the McCreedy West Mine. In the fiscal year January – December 2004 (which comprises production from November 1, 2003 to October 31, 2004, a total of 283,358 tons was shipped to Inco’s Clarabelle Mill, comprising 267,377 tons of nickel ore from the Inter Main, East Main and Upper Main garding 1. 7% Ni and 16,000 tons of footwall copper ore from the 700 Deposit grading 5.9% Cu.

A new reserves estimate updated to 31 December, 2004 shows that sufficient ore has been outlined to support production rates for approximately four years.

McCreedy West Mine: Summary of Mineral Reserves (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Probable	Contact Deposits	1.25	1.77	0.21
	Footwall Deposits - 700	0.11	0.76	6.55	0.05	0.07	0.04	0.16
TOTAL		1.36

The Mineral Resource estimates for McCreedy were also updated and these include the initial resource estimate for the PM Deposit

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McCreedy West Mine: Summary of Mineral Resources (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Indicated	Contact	1.11	2.24	0.28	-	-	-	-
	Footwall - 700	0.15	0.78	7.00	0.06	0.09	0.05	0.20
	Footwall - Upper PM	0.52	0.27	1.44	0.07	0.07	0.02	0.16
	Footwall - PM	2.25	0.26	1.11	0.07	0.08	0.03	0.18
TOTAL		4.03
Inferred	Contact	0.37	1.65	0.33
	Footwall - 700	0.01	0.84	5.77	0.08	0.11	0.07	0.26
	Footwall - Upper PM	1.06	0.28	1.11	0.08	0.11	0.02	0.21
TOTAL		1.44

The primary objective of the 2005 program is to continue to expand the resource and reserve base at McCreedy West Mine by delineation diamond drilling, additional testing of known targets together with exploration drifting and associated underground mapping and sampling.

The targets to be tested include areas both proximal and distal to the known area in a combination of upgrading resources to reserves and finding new resources. The total program involves 109,500 ft of drilling in 191 holes, all but six of which (15,000 ft) will be from underground platforms.

The PM Exploration Ramp will be completed during 2005 and initial production is scheduled towards the end of the year.

The total budget allocated for this proposed exploration program is $4.65 million. This budget excludes the PM exploration ramp which is included within the mine budget.

The Levack Mine Property (811 acres, 328.4 ha) is located 34 km northwest of Sudbury in Levack Township and immediately adjacent to the McCreedy West property. Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887. Production started from the No.1 inclined shaft in 1915. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4,050 ft During the 1930s and 40s additional orebodies were discovered. The Mine operated continuously from 1937 until closing in 1997. The total ore production was 60,000,000 tons grading 1.31% Cu, 2.00% Ni, 1.3 g/t TPM.

In late 2003 FNX released an indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni from a detailed review of the Historic Mineral Inventory. The total inferred resources were stated as 1.0 million tons at 0.9% Cu, and 2.0% Ni. These resource estimates, completed in-house by

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FNX personnel and consultants, were reviewed and audited by independent consultants Roscoe Postle Associates

During 2004, drilling on the 1300 Deposit was completed from underground platforms accessed through the 1600 Level from the adjacent McCreedy West mine. This work has resulted in a new mineral resource estimation for the Levack Mine which promotes much of the 1300 Deposit resource to an indicated category.

Levack Mine: Summary of Mineral Resources (as at December 31, 2004)

LEVACK MINE
		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
		millions	%		oz/ton
Measured	Contact Deposits	2.41	2.11	1.07	-	-	-	-
Indicated	Contact Deposits	2.46	2.01	0.95	-	-	-	-
TOTAL	Contact Deposits	4.87	2.06	1.01	-	-	-	-
Inferred	Contact Deposits	0.65	1.99	0.95	-	-	-	-

Much of the infrastructure at Levack Mine remains accessible. The No. 2 Shaft remains accessible and usable, subject to refurbishing to approximately the 3,600 ft Level. Refurbishing of the shaft, together with rehabilitation and recommissioning of the surface infrastructure including the collar house, hoist room with hoist and miscellaneous surface buildings, is currently underway.

This rehabilitation program will facilitate access to near-term production targets and drill platforms together with the installation of required underground services. Hydroelectric power is currently available to the project site. The surface load out and rail car loading area are functional. The site has a workforce of 40 personnel, and re-commissioning work is expected to be completed in the fourth quarter of 2005.

This property is covered by the joint Inco-Falconbridge environmental Closure Plan, which also covers the McCreedy West Mine. An Amendment to the Closure Plan is pending. As activity at Levack accelerates the environmental considerations are becoming increasingly important.

A Certificate of Approval (Sewage) is in place to handle sanitary sewage and all mine water reports to the Strathcona effluent treatment facility. In order to supplement the information that is provided in the amendment, a site characterization was completed by a third party consultant in April 2004. This study defined existing mining disturbances at the Levack property, delineated watershed boundaries and established upstream and downstream monitoring stations in the nearby receiving waters.

The annual Public Information Session regarding the Levack Mine operations is planned for second quarter 2005 in the community of Levack to update the community regarding the Joint Venture’s activities at both the Levack Mine and the immediately adjacent McCreedy West Mine.

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The orebodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack complex form the footwall to the deposits and are referred to as megabreccia.

Cu-Ni-PGM sulphide mineralization occurs in several zones which penetrate the footwall rocks to varying degrees. The orebodies consist of thick lenses and stringers of massive Cu-Ni sulphide situated at or near the contact between granite breccia and the Levack footwall complex. Each zone has an area of associated Cu-PGM-rich sulphides that occurs as a stockwork of massive stringers in the footwall Sudbury Breccia.

Surface drilling by FNX during 2002 (23 surface holes) tested both the 1300 and 1900 deposits. From March 1, 2004 to February 28, 2005 FNX completed eight surface holes for 13,156 ft and nine underground holes from the 1600 Level for 8,095 ft to further test the 1300 Deposit. Upon completion of this drilling program, the resource for the 1300 Deposit was updated to 31 December, 2004.

The 1300 Deposit will be the focus of much of the 2005 underground exploration drilling program. Infill drilling on the Deposit will begin from the 1300 Level when rehabilitation of the shaft and necessary infrastructure has been completed. A total of 12,000 ft of drilling has been allocated in the 2005 budget for this purpose

The No. 7 Ni-Cu Deposit is located down dip and to the west of the Levack Main Orebody. Partially mined prior to the Levack Mine shutdown, this contact deposit contain significant resources and will be an initial focus for production.

The No. 7 Extension (No. 7X), an undeveloped exploration area to the east of the No. 7 Deposit has similar geology and ore mineralogy to the No. 7 Deposit, but is less intensely drilled. The mineralization appears to be associated with an elongate, trough-like zone approximately 200 ft wide and extending 1000 ft down dip.

In 2003, FNX completed three holes into the No.7 Deposit and reported significant intersections. This drilling was followed up in 2004 with four surface holes (5,721 ft) and two underground holes (3,026 ft) which supported the previous results.

In 2005, 10,000 ft of drilling are planned for the No. 7 and No. 7 Extension. This drilling will be from underground platforms, and will focus on defining the upper portions of the No. 7 Extension, and on extending the known limits of the No. 7.

The No. 3 Deposit is a partially mined Ni-Cu-PGE contact-type mineralized body located 3,600 ft east of the No. 2 shaft in a large footwall embayment. This orebody is atypical of most other North Range contact-

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type deposits because of the strong association of Ni-dominant mineralization with Sudbury Breccia rather than with granite breccia.

In 2004, three holes (7,867 ft) were drilled into the footwall behind the #3 Orebody. These holes intersected stringers of low sulfide – high PGE mineralization similar to that reported from historic holes including one intersection which graded 1.1% Cu, 0.3% Ni, 4.0 g/t TPM over 25 feet in FNX6031.

The 1900 Deposit is located down dip from the mined Intermediate Deposit and is regarded as a hybrid of the Ni-rich and Cu-Ni-PGE-rich deposit types. Mineralization within this deposit occurs as narrow fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The mineralization appears to be dominantly associated with granite breccia in the south-west, but in the north-east it is associated more with the Sudbury Breccia.

Historic drilling and FNX drilling in 2002 returned significant intersections (previously reported). In 2004, three surface holes were drilled (6,576 ft) into the 1900 Deposit without any significant intersections.

In addition, four undergound holes (1,310 ft) were drilled between the 1900 Deposit and the bottom of the #1 Deposit and returned significant values.

The prime objective of the 2005 exploration program is to continue to upgrade as quickly as possible the near term production targets (1300, 1900, No. 7 and 7 Extension deposits) to reserve status where possible. This will be achieved by a program of detailed diamond drilling and geological interpretation, both of which will be facilitated by underground access to suitable drill platforms.

A total of 37,300 ft in 62 holes is planned and, as 59 of these holes (29,800 ft) are planned from underground sites, much will depend on the progress of the #2 shaft rehabilitation program. Three holes (7,500 ft) are planned from surface to test a proximal footwall target.

The exploration expenditures for this program are estimated at $1.65 million.

The North Range Footwall Exploration Project offers an early stage exploration opportunity with potential to host significant footwall Cu-Ni-PGM deposits similar to those mined in the North Range of the Sudbury Basin. Of special interest is the high precious metal content of these Footwall deposits

As previously noted, all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig Hardy) occur within an extensively mineralized 8.5 km-long portion of the SIC). The McCreedy West Mine and Levack

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Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt to host similar deposits.

Of particular interest is the discovery and development of high-grade Footwall Cu-Ni-PGM deposits on the east side of the Fecunis Fault compared with that on the west (FNX) side. The geology across the entire embayment is similar and there is no compelling reason why such deposits should not occur on the FNX ground.

The presence of the 700 and PM Deposits in the proximal footwall at the McCreedy West Mine supports this contention and previous exploration had not systematically explored the more distal sections of the footwall on this west side of the Fecunis fault. The current FNX Footwall exploration program is designed to test this hypothesis.

On the adjacent Levack property, the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of favourable footwall Sudbury Breccia.

The aim of the Footwall Project drill program is to test the footwall rocks along the entire strike length of the contact, up to 1 km into the footwall. In addition to testing the geology, these holes will serve as platforms for in-hole UTEM surveys to locate off-hole anomalies.

In the period March 1, 2004 to February 28, 2005, 24 footwall holes were completed on the Levack and McCreedy West properties for a total of 43,000 ft. The drill program in 2004 and the first part of 2005 has targeted four main areas of the footwall.

Upon completion of surface mapping in 2003 and initial drill testing in early 2004, the footwall to the Levack Main Orebody became the focus of much of the Footwall program for the remainder of 2004. Surface mapping of these footwall rocks identified areas of significant, locally weakly mineralized Sudbury Breccia showing characteristics suggestive of proximity to mineralization. Five holes drilled in 2004 tested these surface exposures.

The best of these near surface holes intersected a zone of intense epidote/magnetite alteration with pentlandite and chalcopyrite, which graded 2.0 % Ni, 0.8% Cu and 1.7 g/t TPM over 12.45 ft.

Previous drilling by both FNX and INCO had also encountered significant mineralization in this same general area (31.0% Cu, 0.3% Ni and 12.45 g/t TPM over 4.5 ft in 85571-0), but at greater depth (500 to 1000 ft below surface). To provide a better test of this area, an additional 18 holes were completed behind the Main Orebody. The two most significant intersections in this program were: 28.9% Cu, 0.5% Ni , 4.6 g/t TPM over 4.7 ft in FNX6025, and 21.6% Cu, 1.0% Ni, 5.1 g/t TPM over 27.8 ft in FNX6029.

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As an aid to exploration, UTEM geophysical surveys were completed on all of the holes in this area. In addition, RIM (Radio Imaging Method) geophysical surveys were completed on specific hole sets to determine the presence of conductors between holes.

In addition to the footwall to the Main Orebody, three holes were drilled into the footwall behind the #3 Orebody. The #3 Orebody is a mixed nickel-copper-precious metal contact style deposit located 3,600 ft east of the Levack No. 2 Shaft in a large footwall embayment. This deposit is atypical of other North Range contact deposits because of its enrichment in copper and PGEs. Limited drilling by INCO had suggested that copper rich stringers may extend into the footwall from the #3 Orebody.

In November 2004 hole FNX 6010, which had been terminated at 2,550 ft in April 2003 was deepened.. This hole, drilled down the dip of the Sudbury Breccia and beneath the Main Orebody, intersected variably mineralized Sudbury Breccia throughout its length. From an in-hole depth of 5357.2 ft two large massive sulfide veins were intersected as follows: 26.2% Cu, 3.0% Ni, 14.5 g/t (0.42 oz) Pt+Pd+Au / 10.2 ft. and 26.2% Cu, 3.7% Ni, 15.4 g/t (0.45 oz) Pt+Pd+Au / 16.4 ft.

In addition to these significant intersections of mineralization, this hole has also identified one of the largest and best quality borehole geophysical responses yet encountered by FNX on any of the Sudbury Joint Venture properties.

The geological environment, mineralogy, and geophysical response suggest that these veins are part of a larger system of mineralization which may be similar in style to those currently being mined by Inco at Coleman 153 and Falconbridge at Fraser-Strathcona Deep Copper. The Sudbury Breccia unit that hosts this mineralization is extensive and is untested for 2,000 ft towards the East, 800 ft towards the west, down dip towards the property boundary, and poorly tested up dip.

Due to the significance of the intersection in FNX6010, a sizeable component of the 54,500 ft allocated to the footwall in the 2005 budget will be focused towards testing this sulfide mineralized system.

The North Range Footwall program proposed for 2005 envisaged 54,500 ft of drilling and is budgeted at $2.66 million. It is anticipated that if follow up of this discovery hole is successful additional drilling will be required with an increase in the allocated budget.

The Podolsky Property (formerly known as the Norman Property) was renamed in honour of Terry Podolsky a founding FNX Director and former Vice President Exploration of Inco Ltd.

The property, comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury. The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and

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are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

Nickel was first discovered on the Property in, 1897 by Isaac Whistle. Inco acquired the property in 1971 and the Whistle Open Pit Mine, which was in production between 1988 and 1991 and again from 1994-1997, produced 5.7 million tons grading 0.33% Cu, 0.95% Ni, 0.034% Co.

The former Whistle open pit mine site is currently being reclaimed by Inco under a conceptually approved Closure Plan.

FNX has implemented monitoring programs at the property in order to collect the data required to support operational permit applications, define existing environmental liabilities and establish baselines for the current advanced exploration program.

Multiple zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset and three of these have been the focus of FNX’s exploration activity. The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a steeply dipping dyke varying in thickness from 50 ft. to greater than 300 ft., and consisting of irregular, discontinuous lenses of quartz diorite, inclusion quartz diorite and metabreccia

Consultation with Wahnapitae First Nation has been on-going and economic opportunities for the community are being jointly explored. The first Information Session for the local community was held in Capreol during 2004 and a second meeting is planned for 2005.

The North Deposit has been exposed at surface over a 100 ft by 300 ft area. Mineralization, which extends from surface to the 600 ft Level, consists of a network of chalcopyrite ± millerite ± violarite ± pyrite veins and veinlets that strike northeast and northwest, and have a variable dip. Sulphide veins range from inches to 15 ft wide

FNX’s advanced exploration program on the North Deposit has included infill diamond drilling at 25 to 75 ft centres with 33 diamond drill holes (12,275 ft) being completed from March 1, 2004 to February 28, 2005.

Near term work on the North Deposit will consist of further infill drilling as required and detailed resource estimation. Additionally, there is potential for expansion of the North Deposit to both the northeast and southwest.

The South Zone is also located within the Whistle Offset dyke, some 350 ft. southwest and along strike from the North Zone. No drilling was carried out on the South Zone in 2004.

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An area between the 2000 and South Zone was also drill tested in 2004. Two holes (4,073ft) were completed on the target and both intersected anomalous Cu-Ni-TPM mineralization, with the best intersection grading 1.5% Cu, 0.3% Ni, 1.7 g/T TPM over 13.1 ft. This area will be followed up in 2005 with additional drilling.

The 2000 Deposit lies within the Offset at a vertical depth of 1,700 to 2,500 ft from surface, immediately below the contact-type mineralization mined in the Whistle Open Pit.

Mineralization is characterized by sulphide veins, stringers, and patches of disseminated to blebby sulfides comprising a mixture of chalcopyrite, pendlandite, millerite and pyrrhotite.

An advanced exploration underground program on the 2000 was initiated in mid-2004. This program includes sinking a 17 ft diameter shaft to the 2,450 ft Level and driving an access drift to the Deposit to facilitate delineation underground drilling and bulk sampling. Shaft sinking is scheduled to start late March 2005.

The data collected from this advanced exploration program, scheduled for completion in 2006, will form the basis of a feasibility study of proceeding with mine development with production likely to begin in 2007.

Two contact type (Ni-Cu) semi-massive sulphide lenses, occurring near the interface between the SIC contact and the Whistle Offset were followed up by drilling. Work planned for 2005 will complete the interpretation of the Lens A Deposit and geologically model the deposit to create a resource estimate.

During the latter part of 2003, surface mapping and sampling defined the location of the Whistle Offset Dyke in the northern portion of the Podolsky Property but initial drilling intersected no significant mineralization. There are no plans to test this northern Offset target in 2005.

One deep hole (3,893ft) was drilled to test the Whistle Offset between the 2000 Deposit and the southern margin of the property. Good continuity of the Offset was found toward the south, however no significant mineralization was encountered.

The Podolsky Property contains approximately four kilometres of relatively sparsely tested SIC contact, with potential for contact (Ni-Cu) type mineralization. Several of these SIC targets were drill tested in 2004 without success.

The recommended work program for 2005 includes drilling the North Deposit to provide sufficient data for resource estimation, further testing of the Sudbury Breccia belts in the vicinity of the Offset, drilling the Offset between the 2000 and North Deposit and testing of other targets along the SIC.

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This program includes 29,000 ft of drilling in 34 surface holes and is budgeted at $1.55 million. The advanced underground exploration program has been budgeted separately.

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km southwest of Sudbury in Denison Township. Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

Copper and nickel sulphide mineralization was discovered in 1886 and the property has been mined intermittently since. The total historical production for the Victoria property was 1,543,000 tons grading 2.26% Cu and 1.57% Ni, + TPM. The TPMs, in the order of + 2 g/t, are extrapolated from the production data for 1973-78.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 ft Levels.

Following termination of mining activity in 1978 the, the underground workings were flooded, and the shaft capped. No surface infrastructure remains. Some closure work has been done on the site under Inco's ongoing environmental reclamation program. The site of the old shaft has been fenced off and grassed over.

A site characterization was completed by a third party consultant during 2004 and this defined existing mining disturbances at the Victoria property. As a result certain areas have been sterilized from surface development.

The Company has held introductory meetings with Sagamok and Whitefish Lake First Nations. In addition, the Company holds regular discussions with recreational users including the Sudbury Trail Plan regarding the snowmobile trails on the property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like.

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria property and the main focus of the FNX exploration program has been the shallow, previously unmined, deposits..

The Powerline Deposit, a new discovery made by FNX Mining in 2002, returned assays (previously reported) up to 6.7 % Cu, 1.3% Ni, 13.3 g/t TPM over 42.3 ft . Though follow-up drilling in 2003 showed that this high grade was limited in extent, it confirmed the favourability of the offset dyke environment as a viable target. No drilling was carried out in 2004 but the encouragement given by this

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discovery requires that additional compilation and integration of data be carried out and that follow up is justified in this geological environment.

In 2004 geological mapping, beepmat survey, hydraulic outcrop stripping, and rocksaw channel sampling were completed at three locations within the various quartz diorite bodies and one of which returned anomalous Cu Ni TPM assays, will be followed up.

Target generation is in progress in 2005, and two drill holes (1600ft) are planned for untested portions of the offset.

As noted above the Victoria property is in-board from the Totten deposit which is also on the Worthington Offset dyke. Published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and 4.8 g/t PGM were announced by Inco. It is anticipated that the announced resources will be increased significantly. The important point of this analogy is that this new deposit has been found below and adjacent to an older deposit which was mined during the 1960s.

The 2005 exploration program will focus on further delineation and infill drilling (3,200 ft) of the No. 2 West Deposit and 1,600 ft have been allocated to test other targets along the offset dykes for Powerline-type deposits.

A budget of $0.5 million has been allocated for the 2005 Victoria program.

The Kirkwood Property (473.0 acres, 191 ha) is located in Garson Twp., some 11 km northeast of Sudbury.

Copper and nickel sulphide mineralization was discovered in 1892 and in 1969 a new vertical, three-compartment shaft was excavated to a depth of 2,100 ft. The total historical production from the Kirkwood property was 2,695,000 tons grading 1.00% Cu and 0.90% Ni.

Underground exploration outlined extensive contact mineralization and also mineralization associated with a quartz diorite dyke. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft to a depth of 2,100 ft. The underground workings are flooded and the shaft is capped. There are open pits and associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics. The contact strikes east-west and dips steeply to the south.

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Cu-Ni-PGM sulphide mineralization has been defined in six distinct zones. The higher-grade Main and East orebodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 zones contain unmined low-grade Cu-Ni-PGM mineralization. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

An environmental site characterization was completed by a third party consultant in the first quarter of 2004. This study defined existing mining disturbances at the property, delineated watershed boundaries and established an upstream and a downstream monitoring station in the on-site creek. These monitoring programs will maintain compliance with regulatory requirements and will also establish an environmental baseline so as to distinguish between existing and incremental liabilities resulting from Joint Venture activities.

The 3800 Zone of Cu-Ni-PGM mineralization consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft

All the exploration targets at Kirkwood are deep (below the 2000 level) with existing drill intersections, for the most part, of marginal economic grade. The 2005 program will be mainly directed towards property maintenance and is budgeted at $0.07 million.

The total work program for all properties as outlined above is budgeted at $11.4 million.

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1. INTRODUCTION

On 10 January, 2002, Fort Knox Gold Resources Inc., the predecessor company to FNX Mining Company Inc., (the Company or FNX), signed an Option to Purchase Agreement with Inco Limited (Inco) by which FNX could acquire a 100% interest in five Sudbury Basin mineral properties for which, as previously indicated, Inco had no current mining or development plans.

The property package includes former producing mines known as the Victoria, McCreedy West, Levack, Whistle (Podolsky Property) and Kirkwood mines (Figure 1). The Option required continuing exploration and, if warranted, development of the subject properties under a 52 month program within which the Company must spend $30.0 million to earn its interest. Upon signing the Agreement with Inco, the Company formed the Sudbury Joint Venture with Dynatec Corporation. This Joint Venture, owned as to 75% by the Company and as to 25% by Dynatec, will explore, develop and, if economically appropriate, mine these properties.

The Sudbury Joint Venture (SJV), having exceeded the required $30.0 million in expenditures on the Properties by December 1, 2003, is now vested and owns 100% interest in the mineral rights to the five Properties.

The following Table demonstrates the mining history on the properties acquired.

TABLE 1: Sudbury Project Properties – Production History

			%		oz/t				g/t
Property	Years	Tons	Cu	Ni	Pt	Pd	Au	TPM	TPM
Victoria	1900-23	890,000	2.99	2.12	Na	na	na	na
	1973-78	650,000	1.26	0.83	na	na	na	0.07
	Total	1,540,000	2.26	1.57	na	na	na	+0.06[1]	+2.0
McCreedy West	1974-98	15,800,000	1.70	1.44	0.02	0.02	0.01	0.05	1.5
Levack	1915-29	na
	1937-97	60,000,000	1.31	2.00	0.02	0.02	0.01	0.05	1.5
Podolsky	1988-91	na
	1994-97	5,710,000	0.33	0.95	na	na	na	0.01	0.3
Kirkwood	1914-16	71,600	1.53	2.81	na	na	na	na
	1969-76	2,488,000	0.99	0.87	na	na	na	na
Open Pit	1970-72	134,800	0.96	0.53	na	na	na	na
	Total	2,694,400	1.00	0.90	na	na	na	na

Notes:

1Total PMs estimated in line with production data from 1973-1978 (JMP)
2 Podolsky was formerly known as Norman and production data are from the Whistle Mine. na: Not assayed or assays unavailable for these elements

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SUDBURY BASIN

Simplified Geological Map & Location of Cu-Ni-PGM Properties

N
Podolsky
North Range
Footwall Exploration
Levack Mine
McCreedy West
Mine
Kirkwood
City of
Sudbury
0
5
km
Victoria
Properties
Sudbury Igneous Complex
Whitewater
Group
Chelmsford Formation
Onaping & Onwatin Formations

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2. THE SUDBURY AREA

2.1 General

The properties covered by this report are located in close proximity to the City of Greater Sudbury, in northeastern Ontario, and approximately 400 km north of Toronto. With a population of some 165,000, Sudbury is the major centre in northeastern Ontario for mining, medicine, education, business and commerce, and government administration.

The area has a history of nickel and copper mining stretching back over 100 years with two of the world’s major nickel producers, Inco Limited and Falconbridge Limited having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals (Ni-Cu-PGM) orebodies at Sudbury constitute the world’s largest known concentration of Ni-Cu sulphides. Total reserves and historic production are estimated at 1.66 billion tonnes of ore with production in excess of 8.5 million tonnes of nickel metal and 8.4 million tonnes of copper metal. Platinum Group Metals, gold and cobalt are among important byproducts recovered from these ores.

2.2 Physiography and Climate

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 m above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin which forms an elliptical ring some 60 km in the northeast direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (SIC). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range respectively. The central part of the Basin is occupied by low-lying, flat agricultural land.

The dominant vegetation type is temperate boreal forest which, before the onset and growth of the mining industry, supported a thriving lumber industry. The climate is northern temperate with warm summers and cold winters. Average temperatures range from 24.8o C in the summer to minus 8.40 C in winter and with annual precipitation of 62.2 cm of rain and 247.5 cm of snow.

3. GEOLOGY OF THE SUDBURY AREA

All five of the project areas lie within the confines of the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern

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Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at approximately 2700 Ma and which were deformed and exposed to peak metamorphic conditions by a 2640 Ma tectonic event.

South of the Superior Province is the Early Proterozoic Southern Province of metavolcanic and metasedimentary rocks deposited between 2490 and 2200 Ma. These rocks are extensively intruded by sills and dykes of Nipissing Diabase dated at approximately 2200 Ma.

3.1 The Sudbury Structure

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the Sudbury Irruptive Complex (SIC), and formation of the well known and economically important Ni-Cu-PGM deposits.

Modeling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic deformation and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges.

There are three main lithological components recognizable within the Sudbury Structure:

1) Sudbury Breccia- brecciated rocks surrounding the structure,
2) Sudbury Igneous Complex (SIC) and
3) The Whitewater Group sediments occupying the centre of the basin.

3.1.1 Sudbury Breccia

An important feature of an impact site is the extensive brecciation of the rocks around the point of impact. This is particularly evident in the host rocks to the Sudbury Structure that form the footwall to the SIC. This impact-derived brecciation is commonly referred to as “Sudbury Breccia” and is concentrated in the country rocks close to the SIC and decreases in intensity outward for a distance of up to 80 km.

Sudbury Breccia occurs as erratic and irregular zones of brecciated country rock, characterized by extreme variability in distribution, size and geometry. Zones of Sudbury Breccia vary from many metres across to

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thin veins. Angular to semi-rounded clasts of country rock, varying in size from minute fragments to massive boulders, occur in a finely-comminuted, dark, locally flow-banded matrix. The matrix is thought to have formed by the rapid injection of locally crushed and frictionally melted material created by the passage of the shock wave caused by impact and is referred to as pseudotachylite. Close to the SIC, the Sudbury Breccia matrix commonly displays thermal metamorphic effects and is locally termed meta-Sudbury Breccia.

Of vital importance for ore formation is that Sudbury Breccia, adjacent to Ni-Cu sulphide deposits at the SIC footwall contact, has provided an environment conducive to the migration of copper and precious metals into the footwall to form Cu/PGM-rich orebodies.

3.1.2 Whitewater Group

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback of impact debris into the crater and the subsequent erosion of surrounding debris fields into the basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top. The Onaping Formation is interpreted as representing fallback of impact debris into the crater and many clasts in the Onaping Formation display shock (impact) metamorphic effects.

Overlying the Onwatin slate is the Chelmsford sandstone, a well-bedded and gently folded turbidite sequence of greywacke sandstones.

3.1.3 Sudbury Igneous Complex (SIC)

The 1850 Ma SIC is divided into a lower unit of norite overlain by transitional quartz gabbro and micropegmatite and was intruded between the base of the impact crater and the overlying Onaping formation.

Many of the Ni-Cu-PGM deposits of the Sudbury Basin are hosted by the Sublayer, a stratigraphic unit defined by the Sublayer Norite and Footwall (or Granite) Breccia. The Sublayer Norite is a sulphide-rich, igneous-textured, xenolith-bearing quartz norite. The Footwall Breccia matrix is variably-textured and granodioritic. The Sublayer occurs as a discontinuous layer up to several hundred metres thick in depressions or embayments between the footwall and the overlying main mass norite. The xenoliths in the Sublayer are dominantly of gabbroic, noritic, gneissic, and ultramafic composition.

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Radiating from and concentric to the SIC are dyke-like bodies of quartz diorite termed “offsets” that have been interpreted to infill major impact-derived fracture zones. Radial offsets connect to the SIC, whereas the concentric dykes commonly show no physical connection to the SIC. The radial offset dykes average less than 100 m wide, and become narrower with increasing distance from the junction with the SIC.

The offsets host Ni-Cu-PGM deposits and have spawned a number of very productive mining operations (Copper Cliff North, Copper Cliff South).

3.2 Mineral Deposits

The orebodies associated with the Sudbury Structure constitute the largest known concentration of nickel-copper sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium, rhodium and ruthenium.

The bulk of sulphides in the Sudbury ores consists essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Offset Dyke and Footwall.

3.2.1 Contact Deposits

The Contact Deposits occur along the lower contact of the SIC in areas where Sublayer is preserved in embayments in the footwall contact. These embayments are interpreted to be the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for Sublayer material and account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as Sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

All the properties within the Company’s Sudbury Project include contact type Cu-Ni deposits.

3.2.2 Offset Deposits

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of massive, semi-massive and stringer sulphide ore hosted by inclusion-bearing quartz

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diorite and inclusion-free quartz diorite with variably disseminated sulphide. They are typically confined within the width of the offset, which is commonly less than 100 m.

Offset-type mineralization occurs on the Podolsky and Victoria project areas.

3.2.3 Footwall Deposits

Footwall deposits may be offshoots of contact deposits although the connection is not always well-defined. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits may have acted as a conduit for mineralizing fluids and as a medium for the deposition of sulphides. Where connected there is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low total PGM content compared to the high Cu/Ni ratios and enriched total PGM content in the Footwall Deposits. These observations can be applied in exploration.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

4. SOURCES, HANDLING AND VERIFICATION OF DATA

4.1 Data Sources

Inco had accumulated a vast amount of data (over 8,000 boreholes) during their exploration and mining of the subject properties. These data were made available for examination by FNX. The information reviewed consists primarily of diamond drillholes and associated sampling, assaying, plans and sections. The essential details of these data are not in the public domain and originate exclusively from Inco data files. Review of data has focused primarily on the mineralized areas at each of the properties.

Since the original Patterson Report (dated November, 2001) FNX has pursued intensive exploration of the subject properties with the result that an increasing amount of the information has now been generated by FNX. The Inco generated information, referred to by the SJV as “historic data”, is still used by the SJV. Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to FNX and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to FNX and any subsequent communications made by FNX regarding this information.

FNX and its consultants have independently verified the drill assay data received from Inco. The Company has also completed comprehensive studies of the detail assay records, has re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

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As noted above the SJV has generated a significant amount of new data on the Properties resulting in an increasing dependence on these new data as the project advances. During the period March 1, 2004 to February 28, 2005 FNX completed 103 surface diamond drillholes (140,911ft) on three of the five Properties. In addition a further 149,687 ft were completed in 463 holes from underground locations in the reconditioned McCreedy West and Levack mine workings.

In sections of this report dealing with the presentation of data on the five properties the Imperial System is used. Activity on the project properties dates back to the early part of the 20th Century and a large database relating to surveying, exploration, development and production had been generated prior to the introduction of the Metric System to Canada. To avoid errors in translating such a vast amount of data into the Metric System and to facilitate reference to and integration with the large existing database, it was decided to continue with the Imperial System when presenting the data. Borehole coordinates and intersection lengths are recorded in feet. Historic Inco assays for precious metals (Pt, Pd, Au and Total Precious Metals) were reported in troy ounces/short ton. Precious Metal assays for the current FNX program are reported by the laboratory in grams/metric tonne and these are maintained as such in the database. Conversion is made to Imperial Units for consistency during resource estimation.

4.2 Data Verification

As previously reported, FNX and its consultants reviewed in detail the assay records of all Inco boreholes that intersected the mineralized zones and calculated weighted grade averages for the portions of the boreholes that intersected the mineralized zones. Dr. Patterson conducted a detailed audit of the Company’s borehole grading calculations and confirmed that the results accurately represent the graded assay intersections.

Spiteri Geological and Mining Consultants Inc. (SGM) was retained by FNX to review Inco’s information and procedures and to conduct an independent check sampling and assay program of Inco’s assay methods and results. The SGM reports, dated 27 July, 2001 and 1 November, 2001, have been filed on SEDAR.

Roscoe Postle Associates Inc. (RPA), an independent geological and mining consulting company, has completed several independent audits of the FNX in-house resource/reserve estimates as part of reports on the the McCreedy West and Levack resource/reserve inventory. These audits, to National Instrument 43-101 standards, and dated March 5, 2003, August 22, 2003 and October 3, 2003 included a review of sample preparation and laboratory practices and procedures. The RPA reports have been filed with SEDAR and the following comments on FNX Data Verification procedures are abstracted from the October, 2003 report:

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“The FNX staff surveyor spots the hole collars and does the final coordinate pick up at the casings after hole completion. Hole spotting (collar and sighters) and casing surveying is done in “real time” by differential GPS (Trimble GPS, Model 5700) with a base station that permits ± 1cm accuracy. Some checking and verification has been done by a registered Ontario land surveyor. UTM coordinates are recorded by GPS under the North American Datum 1927 system (NAD 27) consistent with local published topographic maps and then converted to MBS (Modified Basin System) for integration with Inco’s MEBS (Mine Exploration Borehole System) database. MBS survey coordinates are used by Inco and Falconbridge as well as others exploring and operating in the Sudbury Basin. The MBS coordinate system is all positive latitudes and departures within the SIC to facilitate computer work. Final conversion from MBS to the local mine grid is made for the property and resource estimation database.

All FNX surface holes have been surveyed down-hole under contract by Sperry-Sun Drilling Services of North Bay, ON. A gyro-based instrument is used to take azimuth and dip measurements at nominal 50 ft. or 100 ft. intervals with a final recording at the toe. Drilling is monitored while in progress using Reflex EZ-Shot instrumentation at 100 ft. intervals. Down-hole surveys compare closely with post drilling Sperry-Sun gyro results except where rock magnetic susceptibility increases near, and in, nickel and copper-bearing sulphides and pyrrhotite to distort the EZ-Shot readings. The Sperry-Sun gyro instrumentation is accurate to ±0.5º on azimuth and ±0.12º on dip, which for a steeply inclined hole of 2,000 ft. in length places the toe to within ±20 ft., assuming no recording or transcribing error.

In order to glean additional structural data from the drill core FNX introduced the EZY-Mark system to orient drill core into position in real 3D space. This allows measurement of strike and dip of any planar feature logged in drill core such as veins, shears faults and fractures, thereby permitting the true orientation of the feature to be used in geological interpretations. The EZY-Mark system was chosen as it requires no down time while drilling, is easy to use and reduces the likelihood of operator error.

FNX routinely assays for Ni, Cu, Co, Pt, Pd, Au, Fe, S, Pb, Zn and As and has established quality assurance and quality control (QA/QC) procedures according to best practices as established by the OSC/TSE Mining Standards Task Force (1999). Review by RPA confirms that QA/QC is followed to ensure good assaying quality. Repeat assays for QA/QC precision and accuracy monitoring are kept in separate digital files but are not averaged with original values in the database. Assay values less than detection limit are entered at one half the detection limit.

RPA has reviewed Inco proprietary drilling, data collection and assaying procedures and found them to be industry standard or better and is of the opinion that the FNX drilling and assay database is adequate for resource and reserves estimation”.

4.3 Sampling Method and Approach

The details of the Roscoe Postle findings have been included in earlier reports filed on SEDAR. The RPA recommendations have been implemented and some changes have occurred. The sampling protocols currently employed by FNX are as follows:

Sample material is obtained from diamond drill coring which includes NQ size for surface drillholes and BQ size for underground drillholes. The NQ core is sawn in half by diamond sawing whereas BQ core is sampled whole. Samples are then tagged, packaged and shipped for preparation and assay at independent, accredited, commercial laboratories.

Drill core is logged by FNX geologists and information is digitally recorded using Century Systems DH Logger software on individual laptop computers. At the end of each day this information is “copied in” to

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the FNX central database and the drill log on the laptop remains the editable version. When a hole is finished and logging is completed, the drill log is “checked in” to the central database and the version on the central database becomes the editable version. This system allows a duplicate copy of the log to be stored separately, while ensuring that only one of these copies remains editable. Geological data recorded include lithology, sulphide minerals and percentage of each, alteration minerals and abundance, veining type and orientation, structures and assay sample intervals.

Assay sample intervals are defined by the geologist under the following conditions; (i) the hole cuts a previously defined mineralized envelope; (ii) the core contains notable sulphide mineralization; (iii) favourable conditions exist for mineralization (i.e. alteration, rock type) based on previous drilling and assaying in similar environments. Sample lengths do not exceed 5 ft and are predominantly within the 2 –5 ft range. Wherever possible, individual assay samples are defined by geological boundaries and/or mineralization styles.

Individual, unique sample numbers are assigned to sample intervals in sequence and sample numbers are independent of hole numbers. Standards and blank samples are inserted in the sample sequence at predefined intervals. Sample numbers are marked on the core with a china marker at the start of each sample interval. Standards are inserted at a frequency of 1 in every 40 samples; the name of the standard is written in the tag book and entered into the central database, but remains “blind” to the lab. Blank samples are unmineralized and unaltered felsic norite core which has been selected from Levack drill holes FNX2004 and FNX2022. The blanks are inserted similarly to standards in the sample sequence at a frequency of 1 per 100 samples, typically within or immediately after well-mineralized intervals. This is done to monitor “carry over” within the sample preparation equipment. The samples, standards and blanks are recorded in the sample book and digitally, using the DH Logger software. The entire length of the drillhole is digitally photographed, both wet and dry.

All drillholes are recorded in a Diamond Drilling Journal, located at the sampling station in the core logging facility. The journal is readily accessible and it is the responsibility of all workers involved in the processing of drill core to maintain this journal. All details related to the processing of drill core are recorded in this journal, including assay sample intervals, sample sequences and special instructions to the laboratory.

4.4 Sample Preparation & Security

Core from surface holes (NQ size) which has been marked for assaying is cut in half by the core technicians using a diamond blade rock saw. After cutting, the core is rinsed to prevent sample contamination. One half of the core is returned to the core box and retained, the other half is placed in sample bags labeled with the assigned sample number. The retained half of the core is then labeled with the

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corresponding sample number. The same half of the core is consistently sampled throughout a continuous sample interval. Sample tags are removed from the sample tag book, one is placed with the assay sample in the shipping bag and the other is stapled inside the core box at the beginning of the sample interval. Sample bags are stored in the secure core facility prior to shipping to the Lakefield sample preparation facility in Sudbury. The saw and sampling area is hosed down after each hole, and thoroughly cleaned daily. The saw blade is sharpened/cleaned periodically (several times a day) with a masonry brick. This reduces carry over of metals between samples.

Filled sample bags are placed in sequential order by sample number. Standards and blanks are inserted in their sequential position. Samples are shipped, in sequence including standards and core blanks, in large plastic shipping crates which are secured prior to shipment and either delivered to the sample preparation facility once or twice weekly by the core technician or shipped by commercial carrier. Accurate waybill receipts and chain of custody reports are maintained. Any discrepancies in received materials or security devices are promptly reported. For each batch of samples shipped a laboratory submittal form is completed. One copy goes with the samples and a duplicate is filed at the FNX office for reconciliation. The submittal form identifies the Corporation’s name, samples and project name. Each sequential sample series is entered on a single line with the first and last sample as well as the total number of samples together with assaying and any special instructions e.g. instructions to freeze samples which may be required for metallurgical test purposes.

Drillcore boxes are clearly labeled with “Dymo Tape” on the front end, identifying drillhole number, box number and depths of the core contained in each box. Core to be kept is stored in a secure enclosure on the property pending assay results. After assays are received and checked, the core, which has been held in temporary storage at the core facility pending receipt of assays, is then sent to the Frood-Stobie permanent core storage facility.

4.5 Sample Preparation & Analyses

Prior to June 2003, sample preparation was completed at ALS Chemex, Mississauga, as described in previous reports, and analyses were completed at ALS Chemex, Vancouver. Since June 2003, sample preparation has been done by SGS Lakefield, Sudbury Operations and analyses are completed at ALS Chemex, Vancouver. In addition to ISO 9001:2000 registration, ALS Chemex has successfully completed the audit required for accreditation to ISO 17025 under CAN-P-1579 “Guidelines for Accreditation of Mineral Analysis Testing Laboratories”, and is in the final stages of completing the accreditation process, with an expected completion date of March 2005. SGS Lakefield holds ISO17025 accreditation.

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On arrival at the preparation facility, samples are received, checked against the submittal forms and weighed. Samples are entered and progress is monitored using the Laboratory Information Management System (LIMS).

The entire sample is crushed in a Rhino Jaw crusher to 85% passing -10 mesh (2mm). Sieve tests are done periodically to monitor grain size. Samples are split in a riffle splitter to achieve a 200-225 gram split. The sample splits are pulverized using a ring mill for approximately two minutes to achieve 90% passing -200 mesh. The pulp is sealed in paper envelopes with the affixed digital label and shipped via courier to the ALS Chemex laboratory in Vancouver. A confirmation of shipping, including submittal form number, number of samples, and waybill number is faxed from the sample preparation laboratory to the FNX exploration office.

Upon arrival at the ALS Chemex Lab in Vancouver, the pulps are once again checked against the submittal form, weighed and entered into the ALS Chemex LIMS. Samples are then posted to the lab’s secure website where their progress can be monitored by selected FNX staff with secure access permission. Once the assays are finalized a digital copy of the certificate is e-mailed to FNX. The geologist responsible for QA/QC loads the assays into the central database. A paper copy is also mailed to the FNX exploration office and archived.

In the ALS Chemex Lab, Vancouver, 0.2 g of the pulp is fused with 2.6 g of sodium peroxide at 650ºC. The resulting melt is cooled and dissolved in 250 ml of 10% hydrochloric acid. The solution is analysed by inductively couple plasma – atomic emission spectrometry (ICP-AES) and the results corrected for spectral interference. Calibration solutions for the ICP-AES must be prepared in a similar fashion to achieve matrix matching. The elements Ni, Cu, Co, Pb, Zn, As, Fe and S are reported. Detection limits are 0.005% for Ni and Cu; 0.002% for Co.

For Pt, Pd and Au determinations, a 30 g (1 assay ton) pulp is fused by fire assay furnace to produce a lead button and then cupelled to yield a precious metal bead. The bead is digested in a solution of 2% hydrochloric acid and the solution is analyzed by ICP-mass spectrometer (ICP-MS). Detection limits are 0.03 g/t (0.001 oz/ton) for Pt, Pd and Au.

For As and Ag determinations, the pulp is treated using Aqua Regia which consists of treating a sample with a 3:1 mixture of hydrochloric and nitric acids. The dissolved sample is then analysed using atomic absorption (AA). Detection limits for Ag is 0.2 ppm.

All analytical assay results are stored within FNX’s central database, along with all the logged data from the drill core. The integration of these data with the drillhole logs allows for QA/QC monitoring and data export into Datamine.

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FNX stores all pulps but keeps and freezes coarse rejects for selected mineralized intervals only. The coarse rejects for mineralized intersections are frozen to prevent oxidation and to ensure that the samples remain in good condition for future repeat assays or metallurgical testing.

4.6 Assay Quality Assurance/Quality Control

Since the beginning of the Sudbury Joint Venture exploration program FNX has retained Analytical Solutions Inc., to review and audit FNX’s sampling and assaying programs and to make improvements to QA/QC procedures where warranted. This has ensured continuous independent monitoring of our entire sample preparation and assaying procedures. Internally generated weekly reports monitor laboratory activities and are submitted to Analytical Solutions for review, comment and recommendations. In addition, Analytical Solutions personnel visit our operations and the service laboratories regularly thereby ensuring constant oversight of all aspects of this component of the exploration program.

The quality control system employed by FNX includes the use of reference materials, blanks and check assays. During the period March 1, 2004 to February 28, 2005, a total of 20,644 samples was assayed and the QA/ QC program confirmed that the assays are acceptable.

Control blank core samples are inserted at a rate of 1 per 100 samples. Currently the core blanks come from Levack drillholes FNX2004 and FNX2022. Reference standards are inserted at a rate of 1 per 40 samples for both precious and base metals. Standards currently being used include GBM399-10 and 900-3 from Geostats, Australia, PGMS-4, 5 and 7 from CDN Resource Laboratories B.C., PTC-1a from CANMET and LDI-1, a standard from Lac des Iles which has not undergone round robin assaying, and FNXQC-1, a standard prepared by TSL and GeoLabs for FNX Mining Company. Checks assays are being done at a rate of 1 in per 40 samples. The checks are randomly selected during sample preparation and analyzed at SGS Lakefield Research, Lakefield, Ontario.

Recognizing the importance of the QA/QC program our procedures are being constantly reviewed. A program to include tests on sub-sampling of the crusher material (90% passing 2 mm) and the second half of the drill core is being implemented. Due to lack of availability of commercial PGE and/or matrix matched standards, FNX is preparing a series of reference materials made from ore at existing operations and certified by submission to five or more laboratories. These standards were prepared by Geoscience Laboratories in Sudbury. Use of these reference materials began in early 2005.

ALS Chemex and SGS Lakefield perform standard internal QA/QC to ensure reliable results

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4.7 Sample Security

Roscoe Postle in a report entitled “Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario” and dated October 3, 2003 describe the following FNX procedures which are still in effect:

“At the drill site core box and lids are fibre taped shut after filling and core boxes are retrieved by FNX technicians on a timely basis and delivered to the core logging facility.

After core processing, sulphide-mineralized intersections key to resource estimation remain racked in the core facility buildings that are locked when unattended by FNX personnel. Footwall and hanging wall sublayer core is stored in outside racks enclosed within barbed wire-topped chain link fence compounds under lock and key. Permanent core storage is at the Inco Frood-Stobie core farm. Core for upper sections of holes intersecting barren Upper and Middle layer SIC units (waste) is dumped at Inco’s core disposal site at Frood-Stobie.

Bagged samples, and container-packed samples tamper-proof sealed for shipping to ALS Chemex, are kept within the core facility buildings until loaded for commercial trucking. The high level of digital integration and software verification for data transfer eliminates most human error and makes tampering of sample results difficult.”

4.8 Data Verification

“RPA checked original assay certificates with a number of drill logs and corresponding database entries and found no errors in the FNX work. Sampled intervals of core in core boxes for resource intercepts were checked against drill logs for seven holes and RPA’s visual estimates of Cu and Ni grades in core were in line with recorded assays. Core sampling is well-managed to reduce sample length measurement error at the primary data collection stage. Core recovery is generally very good with broken, ground or lost core in sulphide sections infrequent. The sampling is better than industry standard, in RPA’s opinion. Only one error of 0.1 ft in a recorded sample interval was noted and this was due to a smeared footage block “.

In this report the term PGM refers to Platinum Group Metals and includes Platinum (Pt), Palladium (Pd), which comprise the major part of the PGMs, + Ruthenium, Rhodium, Osmium and Iridium. The term TPM refers to Total Precious Metals and includes the PGMs + gold. All intersection lengths referred to in this report are lengths of drill core and should not be interpreted as being true widths. A list of abbreviations and conversion factors is included in Appendix 1.

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5. FNX MINING - SUDBURY PROJECT

5.1 Infrastructure & Staffing

Following the signing of the agreements with Inco and Dynatec on January 10, 2002, the Corporation very quickly mobilized the program. An office was opened in Sudbury in March 2002 and the staff grew rapidly to the current level of 38 comprising 22 geoscientists 10 technicians and 6 support staff. This staff is now dispersed between three locations. The main office, at Kelly Lake Road in Sudbury, handles local administration together with the Podolsky, Victoria and Kirkwood projects. The exploration office at Levack services the exploration at the McCreedy West and Levack mines and the North Range Footwall project. Four geologists are located at the McCreedy West minesite. Geological services to the Podolsky Project are provided by personnel from the Kelly Lake Road office.

The two core logging and sampling facilities continue with the Kelly Lake Rd., in Sudbury, now dedicated to Podolsky and Victoria core, and that at Levack which handles the core from the McCreedy West and Levack mines together with that from the North Range exploration projects. Both Sudbury Project offices have been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Corporation.

Our Joint Venture partner, Dynatec Corporation Inc, have established complete support and mining infrastructure ( offices, drys, warehouse, machine shops and other required facilities) at the McCreedy West mine site and employ some 152 persons. At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe was completed and new offices and drys were built. Shaft rehabilitation began in first Quarter 2005. The Podolsky (formerely Norman) project advanced with the completion of the shaft collar to 140 ft., the installation of the sinking stage (Galloway) and the initiation of shaft sinking proper is scheduled for early April, 2005. The portal for the decline to the Podolsky North Deposit was also completed. A fully serviced operation has been established at Podolsky to support the completion of the Podolsky Deposit shaft so as to permit continuing exploration of the Deposit from underground and to take a bulk sample as part of the Feasibility Study. At February 28, 2005 there were 45 SJV personnel and five contractor personnel on site.

The FNX corporate head office remains at 55 University Avenue, Toronto and currently accommodates a staff of ten persons.

5.2 Exploration Statistics

From the inception of the drilling programs in late March 2002 to February 28, 2005, a total of 695,834 ft of surface diamond drilling has been completed in 555 drill holes. As access has been gained to the underground workings, more of the drilling at the McCreedy West and Levack mines has been carried out

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from underground locations and to date 689 underground holes have been completed for 269,774 ft (Table 2). The current rig disposition is five surface rigs and three underground rigs. Our surface drilling operations are carried out by Major Drilling., with four rigs on the North Range Footwall Project, and one at Podolsky. Our underground drilling has been contracted to Boart Longyear with three rigs drilling various deposits in the McCreedy West mine. When access is gained to the Levack underground facilities additional rigs will be added to explore and delineate the Levack deposits. In the period March 1, 2004 to February 28, 2005, FNX completed 103 surface diamond drillholes (140,911 ft) on three of the five Properties. In addition a further 149,637 ft were completed in 463 holes from underground locations in the McCreedy West and Levack mine workings.

Table 2: Drilling Program: From Inception to 28 February, 2005

	SURFACE		UNDERGROUND		TOTALS
	# Holes	Ft	# Holes	Ft	# Holes	Ft
McCreedy West - S	71	129,241	668	241,388	739	356,704
Levack	60	125,160	21	17,386	81	142,546
Podolsky	217	269,595			217	269,595
Victoria	167	101,079			167	101,079
North Range F/W	40	84,684			40	84,684
TOTALS	555	695,834	689	258,774	1244	954,608

Approximately 20,650 samples were sent for assay during the period March 1, 2004 to February 28, 2005 with the total since inception being 67,600 assays.

6. SAFETY, HEALTH & ENVIRONMENT

The directors, management, employees and contractors of FNX Mining place the highest priority on ensuring the best practices of safety, health, environment and community relations are practiced in every Company activity. Together with our Sudbury Joint Venture partner, FNX Mining constantly reviews performance in these areas and takes all necessary steps to ensure a safe and healthy workplace, meeting or exceeding all regulatory standards and maintaining open communication with the communities in which we work. The Joint Venture and its contractors worked without a lost-time injury in the period from 1 April, 2004 to 28 February, 2005 at which date the Sudbury Joint Venture had worked for 1041 days at the McCreedy West and Levack sites and 290 days at the Podolsky site without a lost time accident. The Joint Venture Partners and all contractors remain vigilant in order to provide the required training and instill best practices to continue this record into the future.

The Company’s Joint Health and Safety Committee continued its regular workplace inspections and meetings in order to comply with regulatory requirements and to promote a safe and healthy workplace

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environment. Worker and management representatives on the committee have completed the required certification courses with the Mines, Aggregates Safety and Health Association (MASHA).

FNX continues its regular training of employees and holds regular meetings with contractors in order to promote sound work practices and compliance with Company Policy. As a minimum, field staff receive general orientation from the Northern Center for Advanced Technology (NORCAT), standard Workplace Hazardous Materials Information System (WHMIS) training and Emergency First Aid training. FNX is continually updating its Orientation Program and indoctrinates new personnel and new contractors with the objective of increasing awareness of safety, health and environmental issues. Procedures are reviewed with employees on a monthly basis. Requirements and standard operating procedures are outlined in the Safety, Health and Environmental Orientation Manual, which is updated on an annual basis as a minimum.

FNX has implemented a Safety, Health and Environmental Management System. The Management System clearly outlines inspection standards and frequency for the Joint Venture Properties in the Sudbury Basin. The document also outlines record keeping requirements and procedures for reporting and addressing potential compliance issues to appropriate members of upper management. The Management System is a vehicle for monitoring Company activities and maintaining compliance with both corporate and regulatory requirements.

FNX implemented a medical surveillance program with a third party health-care provider to monitor the condition of employees and ensure employees are fit for the work that they have been hired to perform. The program includes regular examinations and testing to monitor the capabilities of employees prior to hire, at appropriate intervals after employment commences and prior to returning to work after an injury or illness.

7. RESOURCES AND RESERVES

7.1 Resource Methodology

Where possible the SJV’s resource estimates are block modeled based on 3-D solids constructed from detailed geological interpretations. The geological interpretations are completed using all available diamond drill hole data and drift and stope back mapping where available. In general 25-50ft spaced sections are interpreted in three orientations; N-S vertical sections; plan sections; and inclined sections, cut parallel to the SIC contact. The interpreted sections are then digitized and wireframed using Datamine software to produce a set of internally consistent 3-D sections that form the bases for the interpretation of the mineralized zones. Mineralization wireframes are then constructed for each of the mineralized zones using a 1% Ni cut-off grade for the contact environment. All geological models and interpretations are subjected to a peer review process with the senior geological and resource staff and approval of the 3D geological model is required before proceeding to the resource estimation stage. The resulting 3-D mineralization wireframes are then block modeled to produce the resource estimates.

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The majority of the SJV resource estimations are completed by applying conventional Inverse Distance (ID2 or ID4) interpolation techniques using Datamine block modeling software. The geological wireframes are filled with suitable sized blocks based on minimum mining units. Assay data are composited to appropriate target lengths with no residual assays and resulting composite assays are length and specific gravity weighted during the interpolation process. Measured specific gravity (SG) measurements are used where available, or are calculated by linear regression formulae based on Cu+Ni or Ni versus SG. The grade fields and specific gravity are then interpolated into each block and block tonnage is calculated based on a conversion of the SG value to density/ft3 and block volume. Search parametres used in the interpolation process are defined by a combination of statistical analysis, information obtained from underground mapping and the general orientation of the mineralized zones. The resulting resources estimate is subjected to a peer review process involving the senior geological and resource staff. Resources are classified based on several criteria including geological confidence, diamond drill hole density and historical mining experience in these environments. After approval of the resource estimate an internal resource report is issued outlining the results of the estimate, a summary of geological interpretations and parametres used to build the geological model, the estimation parametres used, and the criteria used in the resource classification.

7.2 McCreedy West/Levack

The Technical Report (dated March 23, 2004 and filed on SEDAR May 14, 2004) reported that additional drilling during the year had resulted in the conversion of resources to probable reserves (RPA Report, August 2003). An additional 505,000 tons in the inferred resource category were added to the southwest extension of the Inter Main Deposit and announced in a news release dated February 23, 2004. These additional resources were also reviewed by RPA.

Further drilling during the reporting period has continued to link up the individual areas previously designated as separate deposits and the various components of the Inter Main Deposit (SW Inter Main, Northern Extension and West Inter Main) are all now referred to as the Inter Main Deposit. More detailed drilling of the Footwall Deposits allied with the information gained from the PM exploration ramp and our increased geological understanding of the footwall environment have supported the long held belief that the McCreedy West footwall deposits show a progression from the sharp walled massive chalcopyrite veins of the 700 Deposit, down through the previously labeled 950 Deposit and into the much larger PM Deposit.

In addition, the 2004 report estimated a total of 4.6 million tons in the measured and indicated resource categories and further 981,000 tons in the inferred resource category at the Levack Mine.

Roscoe Postle Associates Inc. (RPA) reviewed the Corporation’s internally generated resource and reserve estimates for the McCreedy West Mine and Levack Mine and both reports (dated August 22, 2003 and

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October 3, 2003) authored by Richard Routledge, M.Sc (Appl.), P.Geol. of RPA, were filed with SEDAR on August 29, 2003 and October 9, 2003, respectively.

The Joint Venture’s mineral resource estimates are completed in-house using 3-dimensional computer block modeling and inverse distance (IDX) grade interpolation using Datamine software. Resource estimation summary reports are produced describing the model parametres used, including number of drill holes, assay and composite statistics, estimate methodology and interpolation parametres, and volume-tonnage validation. Resource estimations for the McCreedy West Inter Main, Upper Main, East Main and Levack 1300, 1900 and No. 7 deposits were completed using this methodology. The 700 Footwall Vein resource estimation was based on updating and modifying the 2003 reserve estimate using the cross sectional polygon method. Previous reports reference several different areas related to the McCreedy West Inter Main deposit, including the West Inter Main and South-West Inter Main. This categorization is based on physical location within the mine environment. Infill exploration and production diamond drilling during 2004 have shown the McCreedy West contact deposits to be comprised of several discrete mineralized bodies within the SIC contact environment and this categorization is no longer appropriate. Within this document the South-west, West and Inter Main deposits are all considered part of the Inter Main Deposit.

7.3 Resources and Reserves Updated to 31 December 2004

During the current reporting period updated resource estimations for the McCreedy West Inter Main, 700 Footwall and Levack 1300 deposits were compiled to reflect current geological interpretations and additional diamond drilling. The SJV is currently producing from the nickel-contact deposits (Inter Main, Upper Main and East Main) and the 700 footwall deposit. Stope access and associated underground mapping have significantly enhanced our understanding of the McCreedy West contact environment and the geological controls on the mineralization.

This PM Deposit resource estimate will be supported by a geologically conditioned simulation model, which will quantify the confidence levels in the estimated model grades and support feasibility studies and risk assessment.

A second phase of infill diamond drilling was completed on the Podolsky North Deposit in late 2004. Diamond drilling was focused on the bulk sample target within the North Deposit that will be accessed by the recently initiated advanced exploration ramp. Geological interpretation will be completed with the addition of the recent drilling and assay data in early 2005 prior to resource estimation of the Deposit.

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7.3.1 Resource/Reserve Status at 31 December, 2004

Resources are converted to reserves where they meet or exceed economic parametres of metal price, off-take, and mining cost after applying appropriate mine planning and dilution associated with the mining methods.

7.3.1.1  McCreedy West Mine

Table 3:  McCreedy West Mine: Summary of Mineral Reserves.  (at December 31, 2004)

		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Probable	Contact Deposits	1.25	1.77	0.21
	Footwall Deposits - 700	0.11	0.76	6.55	0.05	0.07	0.04	0.16
TOTAL		1.36

Table 4:  McCreedy West Mine: Summary of Mineral Resources (at December 31, 2004)

		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Indicated	Contact	1.11	2.24	0.28	-	-	-	-
	Footwall - 700	0.15	0.78	7.00	0.06	0.09	0.05	0.20
	Footwall - Upper PM	0.52	0.27	1.44	0.07	0.08	0.03	0.18
	Footwall - PM	2.25	0.26	1.11	0.07	0.08	0.03	0.18
TOTAL		4.03
Inferred	Contact	0.37	1.65	0.33
	Footwall - 700	0.01	0.84	5.77	0.08	0.12	0.07	0.27
	Footwall - PM	1.06	0.28	1.11	0.08	0.11	0.03	0.22
TOTAL		1.44

    Note:  The Indicated Mineral Resources are inclusive of those minerals resources modified to produce the Mineral Reserve

Table 7.3.1.2  Levack Mine

Table 5:  Levack Mine : Summary of Mineral Resources  (at December 31, 2004)

		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Measured	Contact	2.41	2.11	1.07
Indicated	Contact	2.46	2.01	0.95
TOTAL	Contact	4.87	2.06	1.01	-	-	-	-
Inferred	Contact	0.65	1.99	0.95	-	-	-	-

7.4   Other Properties

A number of resource estimations are in progress for several other deposits within the Joint Venture properties. The geologically-conditioned simulation estimation approach currently in the initial stages on the PM Deposit at McCreedy West will also be applied to the 2000 Deposit on the Podolsky Property. Both these deposits are Cu-Ni-PGM vein systems which can be difficult to model using conventional inverse distance interpolation methods.

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The conventional inverse distance (IDX) resource estimation used to develop the resources for the PM Deposit will be compared with the conditional simulation approach. In order to complete this ID estimate a significant amount of drilling on a closer spaced grid was completed during the year and this was integrated with mapping, sampling and assaying of the material from the PM exploration ramp which is currently underway. The collar of the Podolsky shaft has been completed, the headframe erected and equipped and sinking is now underway to access the 2000 Deposit and to provide the higher level of information required for the feasibility study.

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29 March, 2005

8. PROPERTIES

All of the subject properties are located within 35 km of Sudbury (Figure 1), and the mineral rights are owned 100% owned by the Sudbury Joint Venture (Table 5). Ownership is primarily by patent but two are mining leases renewable in 2007.

Table 6: Sudbury Project Properties

PROPERTY	TWP	AREA acres	OWNER sjv%	Km from Sudbury	MINE	PATENTS	LEASES

Victoria	Denison	1,282.90	100	30	Yes	2	-
McCreedy West	Levack	804.24	100	34	Yes	7	-
Levack	Levack	811.37	100	34	Yes	6	-
Podolsky (a)	Norman	1,111.33	100	32	Yes	-	2 (b)
Kirkwood	Garson	473.00	100	11	Yes	3	-

TOTALS		4,482.84				18	2

Notes: (a): The Podolsky Property was formerly known as the Norman Property
          (b): 5 mining parcels held under 2 leases (287 & 288) renewable April 1, 2007

The historic production and grades are presented in Table 1.

Graded assays, both historic and those generated by FNX personnel, have been audited by the writer as described in previous Technical Reports. The graded sections prepared by FNX have also been checked by the writer in the normal course of verifying data for release to the public.

References to resources and/or reserves are based on in-house estimates which have been independently audited, (where required by NI43-101guidelines) by Roscoe Postle Associates Inc. (RPA), an independent consulting firm with considerable expertise and experience in undertaking such studies. Excerpts from the RPA reports are included verbatim.

8.1 McCreedy West Mine Property

8.1.1 Location, History, Infrastructure & Environment

The McCreedy West Mine project area, comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km northwest of Sudbury in Levack Township. Road access is excellent and the site is served by an active rail spur.

The Mond Nickel Company purchased the McCreedy West (formerly Levack West) property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from

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29 March, 2005

Levack 1600 Level was initiated. Mining of the orebodies commenced in 1974, and production came from the Upper Main, Middle Main, Lower Main and Footwall orebodies. Production to 1998 totaled 15,758,000 tons averaging 1.70% Cu, 1.44% Ni, 1.3 g/t TPM.

During the last two years of this historic production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tons grading 5.35% Cu, 0.56% Ni and 4.0 g/ton TPM. This operation was used as a test site for narrow vein mining techniques.

The infrastructure at the McCreedy West Mine includes a –20% grade 20 ft x 16 ft ramp decline to the 1,600 ft Level with average level development spaced at 150 ft intervals. The ramp was reconditioned in 2002 by the SJV to the 1600 Level. In addition, the 1600 Level track haulage drift to Levack Mine was reconditioned to the Levack No 2 Shaft Station and the Levack No. 3 Winze Shaft station. A ramp to access the Inter Main Deposit was completed between the 950 and 1400 Levels of the mine, and an exploration ramp and bulk sample drifts into the PM Deposit has progressed 2,000 ft. Mining development and stope mining is continuing at various levels of the mine into the 700 Deposit, Upper Main, East Main and Inter Main deposits. Water, electricity and air systems in the mine are operating efficiently. Surface facilities to support the underground activities includes a 120 man dry and office complex, surface shops, fuel storage, ore/waste handling pads, compressor house, electrical sub-station, crushing plant, crusher building and sample tower. Mine water is being drained to the Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft.

The property is covered by a joint Inco-Falconbridge environmental Closure Plan which is being continually updated. The Sudbury Joint Venture has posted an environmental bond with Inco Limited to cover any incremental environmental liabilities over and above those identified in the Closure Plan for the McCreedy West/Levack Properties.

As infrastructure has been refurbished and production has resumed at McCreedy West, monitoring at the site has been structured to meet compliance, monitoring and due diligence requirements. Existing liabilities (i.e. metal concentrations in soil) that could be impacted by the Joint Venture’s activities were characterized prior to resumption of production by the SJV.

Monitoring of local air and surface water quality is performed to supplement the existing monitoring programs being carried out by Inco and Falconbridge as part of their approvals for neighbouring mines.

A new crusher building was completed during the year and the crushing facilities and the sample tower were relocated within the geotextile-lined containiment pad constructed by the SJV. An amendment to the Levack-Onaping Closure Plan has been approved by the Ministry of Northern Development and Mines (MNDM) to cover these additional site features..

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29 March, 2005

The annual Public Information Session regarding the McCreedy West operations is planned for second quarter 2005 in the community of Levack to update the community regarding the Joint Venture’s activities at both McCreedy West and the immediately adjacent Levack property.

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29 March, 2005

McCREEDY WEST PROPERTY
Levack Township

LEVACK
Coleman
Big Levack
Lower Coleman
McCreedy East
Parcel 544SWS
Parcel 8785SWS
Parcel 8784SWS
Levack
LEVACK
Parcel 8675SWS
Parcel 1971SWS
McCREEDY
WEST MINE
Parcel 2218SWS
Parcel 5591SWS
ONAPING
Dowling
Windy Lake
DOWLING
DOWLING
Town Site
Mine/Deposit
SIC Contact
0
2.5
km

Figure 2

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29 March, 2005

8.1.2 Property Geology

The McCreedy West Mine occurs at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig and Hardy).

The contact style ore zones are hosted in a suite of sulphide and inclusion-rich sublayer norites and leucocratic breccias. The footwall zones are hosted within a fine grained pseudotachlytic unit known as the Sudbury Breccia. Hangingwall rocks comprise basal mafic norite with the felsic norite of the main SIC overlying the mineralized zones. Brecciated rocks of the Levack Complex, consisting of granodiorite, granodiorite-gneiss and migmatites, form the footwall to the deposits. The ore-hosting sublayer phase consists dominantly of granite breccia with subordinate sublayer norite and xenolithic norite.

8.1.3 Deposit Types

At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits. Historic and current operations exploit both Contact Ni-Cu mineralization along the base of SIC within Sublayer Norite and granite breccia-filled embayments, and Footwall Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The Contact Deposits on the property (Inter Main, Upper Main, and East Main), (Figure 3), are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The orebodies occupy embayment structures and traps that often penetrate into the footwall of the SIC. These embayment structures are characterized by significant thickening of the mafic norite and sublayer units accompanied by thicker zones of granite breccia. Hanging-wall rocks composed of basal mafic norite and felsic norite of the main SIC overlie the contact mineralized zones. Brecciated rocks of the Levack Complex consisting of granodiorite, granodiorite gneiss and migmatites form the footwall to the deposits.

These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

The Footwall Type Cu-Ni-PGM vein deposits are represented by the 700 Vein Complex; 950 Vein Complex; and the PM Deposit. These are now regarded as one deposit with a progression from sharp-walled massive chalcopyrite veins in the 700 Deposit passing down through the 950 (now referred to as the Upper PM) to the PM Deposit where mineralization occurs both within veins and as matrix fill within the Sudbury Breccia.

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29 March, 2005

McCREEDY WEST
DEPOSITS
Vertical Section
West
East
Surface
Upper Main
East Main
700
Upper PM
950 L
Inter Main
1600 L
To Levack Mine
PM
Mined Out
Contact Deposits
Footwall Deposits
Historical Infrastructure
FNX Infrastructure
FNX Planned Infrastructure
0
1000
Feet
2500 E
4500 E

Figure 3

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29 March, 2005

8.1.4 Contact-Type Ni-Cu Deposits

8.1.4.1 Upper Main Deposit

The Upper Main Deposit comprises two mineralized lenses; a contact and a hanging wall lens (Figure 4). Both lenses consist of disseminated to massive pyrrohotite-pentlandite-chalcopyrite-pyrite predominately hosted within granite breccia. The higher grade contact lens is between 8 and 18 ft in width, and occurs over a strike extent of 300 ft, and a down dip extent of 250 ft within sublayer norite and granite breccia. The volumetrically larger, but lower grade, hanging-wall lens ranges from 10 to 25 ft in width, and occurs over a strike extent of 650 ft, and a down dip extent of 180 ft. This latter lens is strictly contained within a narrow granite breccia package. Unlike other known contact zones at McCreedy West, the location of the mineralization does not appear to be controlled by the morphology of the lower contact. The contact lens occurs along a topographically unremarkable hanging-wall – footwall contact at a dip of approximately 38o, whereas the hanging-wall lens occurs up to 130 ft away from the contact at a sub-horizontal orientation

In February 2003, the SJV estimated an indicated resource of 48,000 tons in the Upper Main contact lens which graded 0.46% Cu, 1.87% Ni. An inferred resource of 128,000 tons in the hanging-wall lens graded 0.31% Cu, 1.44% Ni. In July 2003, 36,100 tons of the indicated resource on the contact lens was upgraded to a probable reserve grading 0.36% Cu, 1.61% Ni. These figures have been independently verified and audited by consultants Roscoe Postle Associates (March, 2003). Mining was initiated at the Upper Main Deposit in May 2003 and to 31 December, 2004, approximately 45,100 tons of ore grading 0.31% Cu and 1.25% Ni were mined. This lower than estimated grade reflects the mining of incremental ore due to increased nickel prices.

At December 31, 2004 a probable reserve remaining in the Upper Main was estimated as 10,300 tons grading 1.52% Ni , 0.42% Cu.

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FNX
FNX MINING COMPANY INC
McCREEDY WEST
UPPER MAIN DEPOSIT
West-East Inclined Section (Looking N – Dip: 41° S)
500 L
600 L
700 L
0030
3032
0033
0010
0008
0005
0004
0007
3050
0009
0006
3000
3051
3000B
FNX Borehole
Historical Borehole
Hanging Wall Mineralized Zone
Contact Mineralized Zone
0
100
Feet
2200 E
2400 E
2600 E
2800 E

Figure 4

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29 March, 2005

8.1.4.2 Inter Main Ni-Cu Deposit

The Inter Main Deposit (Figure 5) consists of nickel-rich, Sudbury Basin contact-type and hanging-wall mineralization. The main body of mineralization is controlled by footwall irregularities, and gneissic blocks and fragments in the hanging-wall at or near the contact of the Sudbury Igneous Complex (SIC) with the underlying footwall. The reserve model of the Inter Main suggests that mineralization occurs over a strike direction of at least 1100 ft and down dip for 800 ft. Recent drilling has shown the potential for significant additions to the reserve tonnage. Though the dominant mineralization is associated with physical traps at the base of the SIC however, mineable hanging-wall lenses occur throughout the ore body. The dominant host rock for both contact and hanging-wall environments is granite breccia.

The contact and hanging-wall style sulphides consist of pyrrhotite-pentlandite-chalcopyrite-pyrite, and are characterized by various textural styles, the most common of which include: intergranular disseminations, blebs, blocks, fragments, laminated semi-massive and massive sulphides, and uniform massive sulphides with net textured pentlandite. The style of mineralization is highly dependent upon rock type association, as well as proximity to traps along the contact.

In total, 256 underground holes were completed on the Inter Main from March 1, 2004 to February 28, 2005, for a total of 75,413 ft and the results of this drilling are presented in Table 7. This drilling has resulted in a more constrained interpretation of the Inter Main Deposit while expanding the deposit to include areas previously thought to be isolated from the Inter Main. This has resulted in a greater degree of confidence in the resource/reserve estimate to end December 2004.

In July, 2003 a reserve of 1,070,000 tons grading 0.21 % Cu and 1.88 % Ni was announced for the Inter Main Deposit with an additional inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni along the western margins of the Inter Main. These figures have been independently verified and audited by consultants Roscoe Postle Associates (RPA). Since inception of mining in 2003 to end December 2004 a total of 241,700 tons grading 1.69%Ni, 0.24%Cu has been mined from the Inter Main., Approximately 220,000 tons of this were mined in 2004. The mined grade is somewhat lower than the reserve grade due to mining of incremental material which was classified as ore due to the escalation in the nickel price. As at 31 December, 2004 the Inter Main ore reserve was estimated as 1.16 million tons grading 0.20% Cu and 1.73% Ni.

The exploration objective in 2005 at the Inter Main Deposit, is to continue with required production drilling within the reserve area, and to increase the resource/reserve base by undertaking 52,000 ft of drilling. The following targets have been identified (Fig 5 ):

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29 March, 2005

North, East & South Extensions; (10,000 ft.)

These contact target areas represent Inter Main proximal locations that have the potential to add additional resources with minimum infrastructure requirements. A total of 10,000 ft of drilling has been allocated in 30 holes from underground platforms. These targets are located on the east, north and southeast margins of the Inter Main

South West Extension: (10,000 ft.)

Drilling on this target area (10,000 ft. in 12 holes) is designed to provide additional confidence in the area that was outlined as an inferred resource (News Release 23 September, 2004) and parts of which have been upgraded by subsequent drilling to an indicated resource. This extension of the Inter Main towards the southwest may represent the north part of the Boundary Deposit.

Boundary (15,000 ft.)

As noted the Boundary Deposit may be the down dip extension of the Inter Main and previously reported historic drilling (at 300 ft. intervals) demonstrates the potential of this target (0.2% Cu,1.6% Ni over 25.0’ and 0.3% Cu, 1.6% Ni over 59.2’). Due to the distance from current underground infrastructure these target areas will be tested by surface holes (4 to 6 holes) and will range from 2,500 to 3,000 ft. in length. Some of the holes may be extended to better test the potential for footwall mineralization.

Inter Main West (2,000 ft.)

An inferred resource of 112,000 tons at 0.53% Cu and 2.31% Ni was defined for this portion of the Inter Main Deposit (RPA Report, August 2003). Drilling on the western extensions of the Inter Main in late 2004 defined and upgraded this resource which is located in close proximity to infrastructure. Additional drilling (2,000 ft. in 10 holes) has been allocated to test for expansion of the deposit

Table 7: McCreedy West: Inter Main Deposit – Graded Assays within Reserve Area

		Feet			%
Hole	Zone	FROM	TO	Length	Cu	Ni
FNX0426	SW-INT	537.4	551.7	14.3	0.32	2.03
FNX0447	SW-INT	501.8	504.6	2.8	0.06	1.36
FNX0449	SW-INT	609.5	617.8	8.3	0.4	2.05
and	SW-INT	626.3	663.9	37.6	0.15	1
FNX0450	SW-INT	604.2	613.1	8.9	0.39	1.75
and	SW-INT	667.7	681.4	13.7	0.41	2.08
FNX0451	SW-INT	688.7	721.5	32.8	0.47	1.45
FNX0456	SW-INT	660.0	674.1	14.1	0.42	1.51
and	SW-INT	743.1	778.9	35.8	0.08	1.05
FNX0468A	SW-INT	589.5	646	56.5	0.16	1.35
FNX0469	SW-INT	642.1	696.6	54.5	0.25	1.7
FNX0470	SW-INT	597.1	602.6	5.5	0.4	2.82
and	SW-INT	644.1	659.3	15.2	0.24	1.57
FNX0471	SW-INT	499.5	517.8	18.3	0.11	1.26
FNX0472	SW-INT	628.2	637	8.8	0.15	1.98
and	SW-INT	660.4	667.9	7.5	0.37	1.36
FNX0473	SW-INT	677.1	693.4	16.3	0.19	1.36
FNX0474	SW-INT	739.1	752.4	13.3	0.2	1.25
and	SW-INT	762.4	777.8	15.4	0.29	1.25
and	SW-INT	800.4	809.5	9.1	0.42	1.46

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29 March, 2005

		Feet			%
Hole	Zone	FROM	TO	Length	Cu	Ni
FNX0633	SW-INT	612.6	644.3	31.7	0.1	0.96
and	SW-INT	677.8	680.8	3	0.09	2.08
and	SW-INT	698.4	711.15	12.75	0.12	1.46
FNX0656	SW-INT	200.6	205.5	4.9	0.56	1.6
FNX0657	SW-INT	92.3	101	8.7	0.39	3.57
FNX0658	SW-INT	164.6	192.9	28.3	0.51	1.46
FNX0659	SW-INT	165.7	173.6	7.9	0.21	1.28
FNX0660	SW-INT	161.4	180	18.6	0.14	1.19
FNX0661	SW-INT	169	186.2	17.2	0.41	1.95
FNX0662	SW-INT	105	112	7	0.58	1.75
FNX0663	SW-INT	115.2	124.7	9.5	0.4	2.2
FNX0664	SW-INT				nsv
FNX0665	SW-INT				nsv
FNX0666	SW-INT	130.7	138.4	7.7	0.33	3.72
FNX0667	SW-INT	125.6	127.1	1.5	0.81	3.71
FNX0668	SW-INT	122.8	148.7	25.9	0.2	1.6
FNX0669	SW-INT	71.5	72.2	0.7	0.47	3.74
FNX0670	SW-INT	118.2	121.6	3.4	0.41	2.35
FNX0671	SW-INT	186.3	216.8	30.5	0.44	1.63
FNX0672	SW-INT	127.1	133.7	6.6	0.88	2.1
and	SW-INT	143.4	149.8	6.4	0.49	1.8
FNX0673	SW-INT	95.0	145.9	50.9	0.42	1.4
FNX0674	SW-INT	94.0	101	7	0.6	1.72
FNX0675	SW-INT	108.1	116.4	8.3	0.58	1.58
FNX0475	W-INT	169.0	172.8	3.8	0.14	0.78
FNX0476	W-INT	150.8	154	3.2	0.12	0.79
FNX0477	W-INT	168.9	173.7	4.8	0.29	0.84
FNX0478	W-INT				nsv
FNX0479	W-INT	152.6	155.6	3	0.12	1.98
FNX0480	W-INT	159.5	177.1	17.6	0.35	3.33
FNX0481	W-INT	166.7	170.7	4	0.38	3.13
FNX0482	W-INT	160.0	176.6	16.6	0.33	3.1
FNX0483	W-INT	142.9	156.2	13.3	0.52	1.49
FNX0484	W-INT	166.7	198.9	32.2	0.3	2.63
FNX0485	W-INT	141.3	158.9	17.6	0.51	3.46
FNX0486	W-INT	135.2	146	10.8	0.42	1.49
FNX0487	W-INT	171.0	175.4	4.4	0.39	1.07
FNX0488	W-INT	176.0	189.5	13.5	0.53	2.1
FNX0489	W-INT	144.7	175.7	31	0.29	1.54
incl.	W-INT	164.0	175.7	11.7	0.35	2.59
FNX0490	W-INT	160.3	161.8	1.5	0.39	3.65
FNX0491	W-INT	158.8	166.8	8	0.98	3.21
FNX0492	W-INT	184.6	203	18.4	0.32	1.91
FNX0493	W-INT				nsv
FNX0494	W-INT	190.7	191.6	0.9	0.34	3.02
FNX0495	W-INT	194.2	198.8	4.6	0.13	0.37

FNX Mining Company Inc.
29 March, 2005

		Feet			%
Hole	Zone	FROM	TO	Length	Cu	Ni
FNX0501	W-INT	246.1	251.6	5.5	0.19	1.01
FNX0502	W-INT	196.7	206.2	9.5	0.18	0.8
FNX0503	W-INT				nsv
FNX0521	W-INT				nsv
FNX0522	W-INT				nsv
FNX0523	W-INT	93.3	94.9	1.6	0.32	1.45
FNX0524	W-INT	43.1	72.1	29	0.47	2.24
FNX0525	W-INT	25.8	57.9	32.1	0.47	4.31
FNX0526	W-INT	18.6	39.7	21.1	0.65	3.07
FNX0527	W-INT	7.1	53.5	46.4	0.51	2.82
FNX0528	W-INT	9.2	55.4	46.2	0.50	3.25
FNX0529	W-INT	49.6	52.7	3.1	0.08	1.15
FNX0530	W-INT	11.8	20.5	8.7	0.07	0.83
FNX0531	W-INT	33.5	38.7	5.2	0.70	4.14
FNX0532	W-INT				nsv
FNX0537	W-INT	98.6	110	11.4	0.58	1.45
FNX0538	W-INT	70.6	97.4	26.8	0.45	4
FNX0539	W-INT	68.2	71.3	3.1	0.2	0.93
FNX0540	W-INT	29.0	63.7	34.7	0.38	2.94
FNX0541	W-INT	35.7	52.2	16.5	0.18	1.89
and	W-INT	76.7	93.4	16.7	0.51	1.69
FNX0542	W-INT	13.7	49.5	35.8	0.34	2.38
FNX0543	W-INT	8.8	26.3	17.5	0.46	3.16
FNX0544	W-INT	5.46	43.3	37.84	0.71	2.56
FNX0545	W-INT	47.2	57.1	9.9	0.16	2.09
FNX0546	W-INT	63.4	73.6	10.2	0.16	0.87
FNX0547	W-INT	36.9	48.8	11.9	0.52	2.11
FNX0548	W-INT	54.3	67.1	12.8	0.43	4.9
FNX0549	W-INT	243.2	245.6	2.4	0.24	2.11
FNX0550	W-INT	286.5	288.5	2	1.36	1.92
FNX0551	W-INT				nsv
FNX0600	N-INT	109.2	120.2	11	0.14	2.07
FNX0601	N-INT	121.3	131.1	9.8	0.11	1.87
FNX0606	N-INT	109.8	113.2	3.4	0.12	2.34
FNX0676	N-INT	148.9	169.2	20.3	0.52	3.16
FNX0677	N-INT	132.9	213.65	80.75	0.21	1.02
incl.	N-INT	132.9	164.15	31.25	0.18	1.15
incl.	N-INT	181.9	213.65	31.75	0.29	1.24
FNX0678	N-INT	71.2	94.1	22.9	0.19	2.41
and	N-INT	113.8	129.3	15.5	0.21	1.02
incl.	N-INT	113.8	120.6	6.8	0.39	1.72
FNX0738	N-INT	132.8	141	8.2	0.30	1.48
FNX0739	N-INT	99.5	118.4	18.9	0.33	1.78
FNX0740	N-INT	177.1	194.1	17	0.16	1.29
FNX0741	N-INT	113.3	118.4	5.1	0.10	1.76
FNX0742	N-INT	132.2	134	1.8	0.15	2.27

FNX Mining Company Inc.
29 March, 2005

		Feet			%
Hole	Zone	FROM	TO	Length	Cu	Ni
FNX0743	N-INT	277.5	302.6	25.1	0.23	3.05
FNX0744	N-INT	261.4	274.4	13	0.17	0.86
FNX0745	N-INT	182.2	194.5	12.3	0.21	0.95
FNX0746	N-INT	91.3	113.9	22.6	0.16	1.55
FNX0747	N-INT	175.1	199	23.9	0.19	0.96
FNX0748	N-INT				nsv
FNX0749	N-INT	101.6	106.5	4.9	0.17	2.11
and	N-INT	123.3	148.2	24.9	0.13	1.55
FNX0750	N-INT	133.2	139.7	6.5	0.18	2.27
and	N-INT	178.5	187.7	9.2	0.35	1.69
FNX0751	N-INT	141.6	145.2	3.6	0.11	4.29
and	N-INT	165.8	178.7	12.9	0.18	1.88
FNX0752	N-INT	107.0	119.8	12.8	0.17	0.81
and	N-INT	134.6	152.9	18.3	0.27	2.21
FNX0753	N-INT	199.4	248.9	49.5	0.15	1.97
FNX0754	N-INT	120.2	145.3	25.1	0.11	1.34
and	N-INT	166.5	180.4	13.9	0.11	1.71
FNX0755	N-INT	108.2	122.1	13.9	0.23	1.3
FNX0756	N-INT	152.0	169.5	17.5	0.23	1.76
FNX0757	N-INT				nsv
FNX0758	N-INT	161.2	164.2	3	0.19	3.3
FNX0759	N-INT	87.2	105.8	18.6	0.24	3.31
FNX0760	N-INT	65.0	85.7	20.7	0.17	2.24
FNX0761	N-INT	119.1	128.7	9.6	0.08	1.54
FNX0762	N-INT				nsv
FNX0763	N-INT	91.3	94.7	3.4	0.36	1.05
FNX0764	N-INT	184.3	224.2	39.9	0.27	4.54
FNX0765	N-INT	124.3	130.2	5.9	0.20	2.24
FNX0766	N-INT				nsv
FNX0767	N-INT				nsv
FNX0769	N-INT				nsv
FNX0770	N-INT	135.1	164.1	29	0.20	2.14
FNX0771	N-INT	106.1	133.7	27.6	0.14	2.49
FNX0772	N-INT	163.9	166.9	3	0.13	1.37
FNX0773	N-INT				nsv
FNX0774	N-INT	92.3	103.7	11.4	0.08	1.5
FNX0775	N-INT	127.1	129.3	2.2	0.11	4.32
FNX0776	N-INT	72.7	79.8	7.1	0.17	2.34
FNX0777	N-INT	73.9	78.6	4.7	0.22	2.63
and	N-INT	97.7	102.8	5.1	0.07	2.03
FNX0778	N-INT	111.3	128.4	17.1	0.10	1.46
FNX0779	N-INT	175	175.9	0.9	0.45	3.68
FNX0780	N-INT				nsv
FNX0781	N-INT	103.6	115.6	12	0.11	2.68
FNX0782	N-INT	123.0	127.5	4.5	0.28	1.6
and	N-INT	140.7	145	4.3	0.21	2.28

FNX Mining Company Inc.
29 March, 2005

		Feet			%
Hole	Zone	FROM	TO	Length	Cu	Ni
FNX0783	N-INT				nsv
FNX0784	N-INT	80.0	80.4	0.4	2.04	2.27
FNX0785	N-INT				nsv
FNX0786	N-INT	48.2	70.3	22.1	0.40	4.3
FNX0787	N-INT				NSV	NSV
FNX0789	N-INT	164.0	171.4	7.4	0.43	3.79
FNX0790	N-INT				NSV	NSV
FNX0791	N-INT	228.4	230.5	2.1	0.17	0.88
FNX0792	N-INT	185.0	186.5	1.5	0.43	2.12
FNX0793	N-INT				nsv
NX0794	N-INT	279.6	360.2	80.6	0.10	0.85
incl.	N-INT	279.6	300.7	21.1	0.09	1.17
incl.	N-INT	319.5	330	10.5	0.07	1.09
incl.	N-INT	347.8	360.2	12.4	0.13	1.36
FNX0795	N-INT	195.0	210.2	15.2	0.46	4.63
FNX0796	N-INT	206.9	265.4	58.5	0.25	1.32
FNX0797	N-INT	174.1	178.1	4	0.23	3.76
and	N-INT	195.7	270.9	75.2	0.30	1.2
incl.	N-INT	215.5	247.5	32	0.43	1.51
FNX0798	N-INT	121.1	171.8	50.7	0.25	2.35
FNX0799	N-INT				nsv
FNX0800	N-INT				nsv
FNX0802	N-INT	143.8	149.1	5.3	0.2	0.81
FNX0803	N-INT	107.7	118.2	10.5	0.1	1.19
FNX0804	N-INT	163.2	167.8	4.6	0.25	1.66
FNX0805	N-INT	147.5	163.7	16.2	0.3	2.16
FNX0806	N-INT	138.8	157.5	18.7	0.34	1.68
FNX0807	N-INT	159.0	167.4	8.4	0.26	1.86
FNX0808	N-INT	158.2	168	9.8	0.2	1.88
FNX0809	N-INT				NSV	NSV
FNX0824	N-INT	120.5	127	6.5	0.22	1.77
FNX0825	N-INT	136.3	142.4	6.1	0.37	2.09
FNX0826	N-INT	159.7	186.4	26.7	0.2	1.38
FNX0827	N-INT				NSV	NSV
FNX0829	N-INT	61.5	66.3	4.8	0.27	1.3
and	N-INT	84.4	93.3	8.9	0.08	0.96
FNX0830	N-INT				nsv
FNX0831	N-INT				nsv
FNX0832	N-INT				nsv

FNX Mining Company Inc.
29 March, 2005

FNX MINING COMPANY INC.
McCREEDY WEST
CONTACT DEPOSITS AND EXPLOATION POTENTIAL
Inclined Plan (Looking North, dip:-40°)
East Main
Upper Main
Inter Main
NW Extensions
E Extensions
SE Extensions
Boundary
950 Level
1400 Level
1600 Level
N
3000 E
3500 E
4000 E
4500 E
Drillhole Pierce Point
Indicated Resource:
1,109,400 tons @ 2.2% Ni
Inferred Resource:
373,300 tons @ 1.7% Ni
0
200
Feet

8.1.4.3   East Main Deposit

The East Main Deposit occurs to the east of the main ramp between surface and 920 Level, and consists of semi-massive to massive pyrrhotite-pentlandite-chalcopyrite-pyrite contact-style mineralization. The central portion of the deposit occupies a south easterly trending embayment that extends from surface, down dip to a depth of at least 600 ft below surface (Figure 6). The mineralized zone is typically between 8 and 25 ft thick and predominantly occurs near the base of the granite breccia horizon adjacent to the gneissic footwall rocks. In the southern, down dip extension of the East Main, the mineralization splays into two narrow zones, each between eight and 15 ft wide, and separated by 12 – 30 ft of weakly mineralized granite breccia and sublayer.

FNX Mining Company Inc.
29 March, 2005

In February 2003, FNX estimated an indicated resource for the East Main of 167,000 tons at 0.35% Cu, 2.54% Ni. In July, 2003, a subset of this resource was upgraded to a probable reserve of 131,000 tons grading 0.35% Cu, 2.27% Ni. This estimate was verified by Roscoe Postle Associates.

Mining of the East Main commenced in 2003 and to 31 December, 2004 approximately 43,150 tons grading 0.36% Cu and 1.85% Ni have been mined. As with the Inter Main, the mining of incremental ore due to the increase in the price of nickel caused the mined grade to be lower than the reserve grade. At December 31, 2004 the reserves in the East Main were estimated as 75,000 tons in the probable category and grading 2.36% Ni, 0.33% Cu.

From March 1, 2004 to February 28th, 2005, an additional 28 production related holes for 4,820 ft were completed from deposit access infrastructure.

In 2005, drilling in the East Main will focus on providing better delineation of the down dip and up dip extents of the deposit leading to an updated resource/reserve estimation. Most of this proposed drilling (3,000 ft. in 10 holes) will be completed from current underground workings.

8.1.4.4 McCreedy West – Levack: Contact Nickel Targets (Fig. 3)

This program (15,000 ft. in 20 holes) is designed to test the SIC contact between the McCreedy West Inter Main Deposit and the Levack Mine. Along this contact the drilling is sparse (300 to 400 ft. spacing) with some local indications suggesting the potential for mineralized zones. The holes required for this program will be drilled from the 1550 Level, and be between 700 and 900 ft. in length.

FNX Mining Company Inc.
29 March, 2005

FNX
FNX MINING COMPANY INC.
McCREEDY WEST
EAST MAIN DEPOSIT
Inclined Section (-41° towards 180°)
100 L
300 L
500 L
700 L
2600 E
2800 E
3000 E
3200 E
FNX Borehole
PM Deposit
Ramp
0
100
Feet

Figure 6

FNX Mining Company Inc.
29 March, 2005

8.1.5 Footwall-Type Cu-PGM Deposit Targets

Footwall deposits of the Sudbury Basin are emplaced within zones of Sudbury Breccia adjacent to, or in the general vicinity of, contact ore environments. The Sudbury Breccia Zones are usually much larger than the footwall ore deposits themselves. Exploration to date has shown the presence of significant mineralization proximal to the contact-type deposits at McCreedy West. This mineralization is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of at least 3000 ft. The Footwall Type Cu- (+Ni) -PGM deposits are represented at McCreedy West by the 700 Deposit and the PM Deposit (the upper part of which was formerly known as the 950 Deposit). As our geological knowledge grows through mapping and an increasingly higher density of drilling in this environment it is now apparent that rather than being three distinct deposits, the deposits represent a continuum from the sharp walled massive chalcopyrite veins of the 700 Deposit through an increasing amount of sulphides in the breccia matrix (950) to a dominance of breccia hosted mineralization in the PM Deposit. This has led to the 950 being renamed the Upper PM Deposit. The exploration program in 2005 will test these focused environments.

8.1.5.1 700 Deposit

Mineralization within the 700 Deposit is restricted to sharp walled veins which cross cut both the Sudbury Breccia matrix and clasts. Individual veins, ranging in thickness from several inches up to 13 ft, are composed of massive chalcopyrite with accessory pentlandite, millerite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft.

In July, 2003, FNX outlined a probable reserve of 119,000 tons grading 6.83% Cu, 0.75% Ni, 0.17 oz/ton (5.3 g/t) TPM. This estimate was verified by independent consultants Roscoe Postle Associates. Mining of the veins by narrow vein mining methods commenced early in 2003 with production to 31 December, 2004 amounting 23,700 tons grading 6.48% Cu, 0.66 Ni, 3.4 g/t TPM.

Thirteen drillholes (1,443 ft) were completed for definition purposes in the 700 Deposit from March 1, 2004 to February 28, 2005,

8.1.5.2 Upper PM Deposit (formerly 950 Deposit)

The Upper PM Deposit (Figures 3 & 7) is located to the east and down plunge from the 700 Deposit described above. This deposit comprises two distinct styles of mineralization: (i) massive chalcopyrite,

FNX Mining Company Inc.
29 March, 2005

pentlandite and millerite veins ranging in thickness from 3 inches to 3.0 ft, and (ii) a broader zone of irregular stringers and disseminated chalcopyrite blebs. The veins exhibit a steep southerly apparent dip on geological cross-sections, while the broader package of mineralization appears to dip more shallowly to the south, sub-parallel to and within a wide zone of footwall Sudbury Breccia.

In February, 2003, FNX estimated an indicated resource of 520,000 tons grading 1.44% Cu, 0.27% Ni and 5.28 g/t TPM, for the Upper PM and this was verified by independent consultants Roscoe Postle Associates (March, 2003). This resource was outlined at 80 to 150 ft. centres and subsequent exploration at the main PM Deposit further down dip has shown that tighter spaced drilling (at least 50 ft. centres) is required for proper interpretation of low sulfide footwall systems. An additional 6,500 ft of drilling is scheduled in eight holes in the 2005 exploration program.

From inception of the program in 2002 to 28 February, 2005, the SJV has completed 48 drillholes (17,410 ft) in the Upper PM.

8.1.5.3 PM Deposit (Main)

The PM Deposit is located down dip from the Upper Pm below the 1450 Level at McCreedy West Mine and within a broad package of footwall Sudbury Breccia (Figure 7). Mineralization typically consists of chalcopyrite ± millerite ± pendlandite + PGM (Pt+Pd Bismuth Tellurides) + gold within a mineralized envelope which generally dips 38° to the southeast.

In the area of the PM Deposit, the host Sudbury Breccia is typically 300 to 400 ft wide and dips to the south east. At the known western extent of the deposit, the Sudbury Breccia is intersected at approximately 200 ft below the SIC contact, whereas at the eastern extent it occurs 600 ft from the contact. On a broad scale the breccia package is quite uniform, showing little deviation from its overall trend. On a more local scale, the breccia is quite chaotic in nature. One-hundred foot thick ‘necks’ of Sudbury Breccia extend obliquely from the broader package to the SIC contact, and blocks and clasts ranging from microscopic to 100 ft scale are common. The blocks play important roles on two scales in the PM Deposit; the larger blocks at least partly control the extent of the mineral envelope, whereas within the mineral envelope individual vein sets tend to wrap clasts. The large clasts, for the most part, are modeled as dilution, and seldom carry ore grades. Although less disrupted than the top of the Sudbury Breccia package, the base is also locally disrupted by 50 to 100 ft scale irregularities. The PM Deposit mineral envelope occurs at the mid- to lower part of the Sudbury Breccia package. The current known dimensions of the PM Deposit are approximately 1000 ft in an east-west direction, 1800 ft down plunge, and a true thickness up to 120 ft. It remains open locally down dip and up dip to the north east. At the time of genesis of the deposit, it is interpreted that the addition of structurally controlled fluid pathways to this blocky, semi-permeable unit resulted in the

FNX Mining Company Inc.
29 March, 2005

establishment of a chaotic environment, fertile for the development of a low sulfide - precious metal footwall deposit - the PM Deposit.

FNX Mining Company Inc.
29 March, 2005

FNX
FNX MINING COMPANY INC.
McCREEDY WEST
PM DEPOSIT
Inclined Longitudinal Section
900 L
1100 L
1300 L
1500 L
1700 L
1900 L
Upper PM
PM
FNX Borehole
Historical Borehole
PM Deposit
PM Exploration Ramp
0
200
Feet
2500 E
3000 E
3500 E

Figure 7

FNX Mining Company Inc.
29 March, 2005

The character of the PM Deposit is defined by a series of stacked veins (the largest rarely greater than 2 ft thick) and vein sets which occur at steeper angles (40° to 50°) than the overall dip of the deposit (35°). The orientation of these veins is locally disrupted by large clasts (typically >20 ft in diameter). Veins will tend to wrap large clasts on one side, or bifurcate and surround them. In areas where the vein sets are proximal to one another, stockworks have developed between the veins, forming ‘lode’ zones which are well mineralized for tens to hundreds of feet along strike and dip.

As noted above, blocks and protrusions may locally influence the PM Deposit by either terminating or forcing an orientation of the mineralization oblique to dominant trends. Veins observed dipping at 40° to 50° in existing infrastructure may elsewhere become steeper or shallower as a result of these local influences. At the down dip margins, these obstacles have forced the mineralization into channel ways, which remain open at depth. Along the north eastern margins, interpretation of broadly spaced drilling has suggested that the mineralization continues on the up dip side of a large block. This area of mineralization, the down dip open channels, and a poorly drilled section between the Upper PM and Main PM, represent excellent opportunities for future extensions of this important deposit.

Mineralization within the PM Deposit typically consists of chalcopyrite +/- millerite + PGM (Pt+Pd bismuth tellurides) veins, veinlets, stockworks and disseminations within a mineralized envelope which generally dips -35o to the southeast. The mineralization style varies throughout the deposit but in general terms it consists of the following:

1	Narrow veins (<1 ft scale) and stringers of chalcopyrite +/- millerite, which may be sub-continuous over distances up to 100 ft. The PM Ramp, cross-cut and muck bay mapping has revealed that these veins have a dominant dip of 40° to 50° towards the south east (140° to 145° local grid). This trend is similar to the orientation of the Sudbury Breccia package, albeit at a slightly steeper dip. This general orientation may be influenced at all scales by the occurrence of blocks and clasts which can radically affect vein orientations. The stress regime which has influenced the character of the veins was such that the blocks did not become significantly fractured, resulting in defining fluid pathways around, rather than through, the blocks. This has had the effect of gneissic blocks being wrapped by sulfides (forming sulfide shells).

2	Stockworks of narrow, discontinuous fracture fills and veinlets occur between and conjugate to the larger, more continuous, and locally bounding (especially on the footwall margin to the mineral envelope) vein systems described above. These stockworks may represent high grade, high tonnage lodes which may be tracked by observing the characteristics of the high grade bounding veins. The interaction of the fluids with the silicates of the Sudbury Breccia is increased in this area due to the multiple fractures between the bounding veins. This increased interaction has provided a very fertile environment for the formation of platinum group minerals and resulted in high metal tenor sulphide mineralization.

FNX Mining Company Inc.
29 March, 2005

3.	Disseminated chalcopyrite and lesser millerite within the matrix of the Sudbury Breccia. These patches of disseminated mineralization are typically associated with intense epidotization and chloritization and may be the result of a late, localized, re-mobilization event. This mineralization style occurs near veins and fracture fills on a local basis but it is not a consistent characteristic of all veins and fracture fills. Geochemical analysis of disseminated mineralization patches has revealed this style of mineralization to contain lower values of PGE’s (~1 g/t TPM).

4.	Blebs and dissemination of sulfides which have replaced the mafic component of some clasts. In felsic to intermediate clasts, this replacement style provides a mottled appearance to the rock as the ore forming fluids have selectively replaced the mafic minerals with sulfides. In mafic units, the texture may consist of sulfide disseminations throughout the unit with local mm- to cm-scale blebs.
5.	Extreme low sulfide zones (0.1 to 0.2% S) with high precious metals that are associated with narrow sulfide veinlets and disseminated chalcopyrite and millerite. Although common throughout the deposit on a local scale, this style of mineralization is the dominant style in the extreme south east corner of the deposit and will likely result in grade estimation challenges based on sulphide content
6.	Irregular chalcopyrite veinlets and blebs intergrown and associated with pegmatoidal and granophyric veins and patches. These quartzo-feldspathic units appear to have shared the same fluid pathways and may be contemporaneous with sulfide – PGE mineralization.
7.	Disseminated chalcopyrite and minor millerite occur with patchy, discontinuous distribution within epidotized and chloritized Sudbury Breccia matrix. This style of mineralization is interpreted to be part of a late, localized re-mobilization event and contains low PGE values (<1 g/t Pt+Pd+Au).

From March 1, 2004 to February 28, 2005, FNX completed 135 underground holes at the PM Deposit (Upper and Main) for a total of 49,580 ft, and a grand total of 258 drillholes for 143,553 ft since inception of the program. The 2004 drill program was designed to test the continuity of the mineralization, increase confidence levels and add to the understanding of the geologic controls to mineralization. In 2005 an additional 40 holes (30,000 ft) of drilling are planned for the PM Deposit from underground platforms. This drilling will test the upper levels of the PM Deposit and infill the area towards the Upper PM and will also test for expansion of the Deposit to the northeast, south and southwest.

FNX Mining Company Inc.
29 March, 2005

In mid 2003 an exploration ramp was initiated from the 1550 Level to access the PM with the objectives of creating drill platforms, permit mapping to develop a better understanding of the mineralization controls and to take bulk samples. The overall objective is to determine the feasibility of mining the Deposit. , By the end of February 2005 approximately 3000 ft of ramp, cross cut, drift and muck bay development has been completed. Since accessing the deposit, several bulk samples have been taken from the PM Ramp at various stages along its length. The first planned bulk samples, comprising 4,063 tons, assayed 6.8 g/t Pt+ Pd+ Au. (News Release September 23, 2004). The main ramp is now approximately 1900 ft in length and a new ramp has been initiated from the Main PM Ramp at the 1600 Level to provide access to an area where initial mining will take place.

The increased geologic knowledge derived from the mapping, bulk samplinge and drilling data has provided the basis for a mineral resource estimate (Section 8.1.6 below), which, when combined with the metallurgical information generated, will lead to the completion of a final feasibility study.

In 2004, a short exploration ramp (1010 Access) was completed into the Upper PM. The geological information generated from this access, together with a drill program of 30 holes for 10,560 feet initiated early in 2005 (25 holes for 6,436 ft completed by February 28th, 2005), should be sufficient to upgrade portions of the current resource to reserve status later in the year.

8.1.5.4 Advanced Exploration - Main PM

 The success of the 2003 and previous drilling programs, led the Sudbury Joint Venture to initiate an advanced exploration and bulk sampling program in mid 2003. A PM access ramp was driven from the 1550 Level of the main ramp, and by the end of February 2005, approximately 3000 ft of ramp, cross cut, drift and muck bay development has been completed. Since accessing the deposit, several bulk samples have been taken from the PM Ramp at various stages along its length (Figure 8). These bulk samples have been processed and will be used as part of the process to determine the feasibility of mining the PM Deposit. The main component of the ramp is now approximately 1,900 feet in length; however a new ramp has been initiated from the Main PM Ramp at the 1600 Level to provide access to an initial upper sill of the area of initial mining.

A major element of the exploration program at the PM Deposit in 2004 was the mapping and sampling of the ramp. The ramp was designed to be driven across the main portion of the PM Deposit, remaining in mineralization throughout. The mapping of the geology and mineralization in the heart of the Deposit has provided the exploration team with the confidence to properly model the geology and the resource. In addition to exploration along the ramp, a drill exploration program was completed at the Main PM from various platforms which allowed the PM Deposit to be tested from external locations at 50 to 100 ft spacing over much of the Deposit and also from internal locations at 25 to 50 ft spacing. This closer spaced drilling was completed in anticipation of this part of the deposit being the area for initial mining.

FNX Mining Company Inc.
29 March, 2005

From March 1, 2004 to February 28th, 2005, the exploration team completed 99 holes at the Main PM for a total of 39,859 feet.

8.1.5.5 PM Bulk Samples

Figure 8 shows the trace of the ramp development through the PM Deposit and the bulk sampling results. These samples have been taken to increase confidence in the drill-indicated grades and to provide metallurgical test samples. The grades for the initial bulk sample of 4063 tons (1.4% Cu, 0.4% Ni and 0.20 oz/t TPM) have been supported by six subsequent samples. These bulk samples varied in size from 659 up to 1,533 tons, while grades ranged from 0.6%-1.4% Cu, 0.2%-0.3% Ni and 0.16-0.34 oz/t TPMs. The bulk samples confirmed drill-indicated grades and, together with results from the detailed drill program and underground mapping, have assisted with the completion of a resource estimate at the PM Deposit. The west central portion of the PM Deposit, in the vicinity of bulk sample area #1 is presently being developed for limited production later in 2005.

8.1.5.6 PM Deposit Development and Exploration in 2005

In addition to the planned production the Deposit will again be the focus of significant exploration in 2005 with 36,500 ft of drilling (48 holes) having been allocated to definition and exploration drilling of this deposit. Specifically, the target areas will include definition drilling of the Upper PM and the planned production area of the Main PM, stepout exploration drilling down dip and north east of the Main PM, and infill drilling between the Upper PM and Main PM.

FNX Mining Company Inc.
29 March, 2005

Sudbury Joint Venture
McCreedy West Mine
PM Bulk Samples

4063 tons from Bulk Sample #1 graded 0.20 oz/t (Pt+Pd+Au),1.4% Cu, 0.4% Ni

Bulk Sample	Tons	% Cu	% Ni	oz/t TPM
#1	4104	1.41	0.40	0.20

Lot Number	Tons	% Cu	% Ni	oz/t TPM
18	1533	1.08	0.32	0.20
19	1287	1.28	0.31	0.19
20	870	0.95	0.23	0.16
21	972	0.57	0.17	0.16
22	659	0.71	0.22	0.18
23	930	1.44	0.27	0.34

Area of Bulk Sample #1
800 S
Lots 18-20
Lots 21-23
To Levack
1600 Level
1300 S
PM Bulk Sample #1
Lot 23
Metallurgical Test
Other Bulk Samples
PM Deposit
PM Ramp/No Bulk Samples Taken
PM Ramp Planned
0
250
Feet
2900 E
3800 E

Figure 8

Sudbury Joint Venture
March, 2005

FNX Mining Company Inc.
29 March, 2005

8.1.6 Resources & Reserves - McCreedy West Mine

The majority of the SJV’s mineral resource estimates are completed in-house using 3-dimensional computer block modeling and inverse distance (IDX) grade interpolation using Datamine software. Resource estimation summary reports are produced by FNX personnel describing the model parametres used, including the number of drill holes, assay and composite statistics, estimate methodology and interpolation parametres, volume-tonnage validation and nearest neighbour interpolation validation of the model. The McCreedy West nickel contact-type deposits and the Upper PM (formerly the 950 Footwall Vein deposit) were estimated using this methodology.

The Technical Report (dated March 23, 2004 and filed on SEDAR May 14, 2004) reported that additional drilling during the year at McCreedy West had resulted in the conversion of resources to probable reserves (RPA Report, August 2003). An additional 505,000 tons in the inferred resource category were added to the southwest extension of the Inter Main Deposit and announced in a news release dated February 23, 2004.

Additional drilling during this reporting period has continued to link up the individual areas previously designated as separate deposits and the various components of the Inter Main deposit (SW Inter Main, Northern Extension and West Inter Main) are all now referred to as the Inter Main Deposit. More detailed drilling of the footwall deposits allied with the information gained from the PM exploration ramp and our increased geological understanding of the footwall environment have supported the long held belief that the McCreedy West footwall deposits show a progression from the sharp walled massive chalcopyrite veins of the 700 Deposit, down through the previously labeled 950 Deposit and into the much larger PM Deposit. The 700 Footwall Vein resource estimation was based on updating and modifying an earlier Inco estimate using the cross sectional polygon method. These resource models are then passed over to Dynatec mining engineering personnel for conversion to reserves.

Table 8: McCreedy West - Reserves (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category		millions	%		oz/ton
Probable	Contact Deposits	1.25	1.77	0.21
	Footwall Deposits - 700	0.11	0.76	6.55	0.05	0.07	0.04	0.16
TOTAL		1.36

Reserve Assumption and Notes

  Reserve estimates were calculated from the revised estimate of indicated resources for the Upper Main, Inter Main and East Main contacts deposits, and the 700 Footwall Deposit.
  All reserve estimates, cut-off grades, and nickel equivalency are based on estimates of long-term metal prices of ($US): Cu=$0.78/lb., Ni=$3.95/lb., Pt=$650/oz., Pd=$185/oz., Au=$350/oz., and a Canadian dollar of U.S. $0.70.
  Reserves are the mineable economic portion of the resources. Contact deposit reserve estimates include mining dilution at grades assumed to be zero, and include mining recovery of about 83%. Mining cut-off grades for reserves are determined from net smelter return (NSR) based on the Inco Off-Take Agreement metal accountability and feasibility study estimated mining costs. Ni equivalent cut-off grades range from 1% to 1.4% depending on mining method.
  The 700 Deposit reserve estimate is based on the fully diluted resource and used the same NSR-mining cut-off approach as for the contact deposits, which approximates a cut-off grade of 1.4% Ni equivalent, with a recovery of 85%.
  TPM = Pt+Pd+Au
  oz/t = ounces per short ton

FNX Mining Company Inc.
29 March, 2005

Table 9: McCreedy West - Resources (at December 31, 2004)

		Tons	Ni	Cu	Pt	Pd	Au	TPM
Category	Deposit Type	millions	%		oz/ton
Indicated	Contact	1.11	2.24	0.28	-	-	-	-
	Footwall - 700	0.15	0.78	7.00	0.06	0.09	0.05	0.20
	Footwall - Upper PM	0.52	0.27	1.44	0.07	0.08	0.03	0.18
	Footwall - PM	2.25	0.26	1.11	0.07	0.08	0.03	0.18
TOTAL		4.03
Inferred	Contact	0.37	1.65	0.33
	Footwall - 700	0.01	0.84	5.77	0.08	0.12	0.07	0.27
	Footwall - PM	1.06	0.28	1.11	0.08	0.11	0.03	0.22
TOTAL		1.44

Resource Assumptions and Notes:

  The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.
  Contact deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft true width.
  The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip. The Indicated resources are those blocks above C$83/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.
  The PM Deposit resource estimate is based on a 0.064 oz/ton TPM cut-off.
  The Upper PM (950) resource volume is based on a 0.75% Ni equivalent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. and a Canadian dollar of US$0.67.
  The 700 Deposit resource estimate includes internal and external mining dilution; estimates for the contact deposits and the PM and Upper PM (950) deposits include internal dilution.
  TPM = Pt+Pd+Au
  oz/t = ounces per short ton

The distribution of these resources by orebody is shown in Table 10 below. At McCreedy West, resource estimates were updated for the Inter Main, 700 Footwall deposits and were incorporated into the December 31, 2004 reserve statements. Also, during the period, an initial resource estimate was completed for the PM Deposit and this was announced in a press release dated 31 March, 2005.

Table 10 : McCreedy West Mine-Resources by Orebody (December 31, 2004)

Deposits	Resource Category	Tonnage	Ni	Cu	Pt	Pd	Au	TPM
		(tons)%			oz/ton
Indicated Resource
Contact Deposits
Upper Main	Indicated	14,300	0.51	1.82	-	-	-	-
Inter Main	Indicated	1,030,000	0.27	2.21	-	-	-	-
East Main	Indicated	65,100	0.39	2.87	-	-	-	-
Subtotal	Indicated	1,109,400	0.28	2.24

Footwall Deposits
700	Indicated	151,000	7.00	0.78	0.06	0.09	0.05	0.20
Upper PM (950)	Indicated	520,000	1.44	0.27	0.07	0.07	0.02	0.15
PM	Indicated	2,250,000	1.11	0.26	0.07	0.08	0.03	0.17
Subtotal	Indicated	2,921,000	1.47	0.29	0.07	0.08	0.03	0.18

Total Indicated		4,030,400

FNX Mining Company Inc.
29 March, 2005

Table 9 (Contd.)
Deposits	Resource Category	Tonnage	Ni	Cu	Pt	Pd	Au	TPM
		(tons)%			oz/ton
Inferred Resource
Contact Deposits
Upper Main	Inferred	128,000	0.31	1.44	-	-	-	-
Inter Main	Inferred	169,000	0.26	1.99	-	-	-	-
East Main	Inferred	76,300	0.51	1.26	-	-	-	-
Subtotal	Inferred	373,300	0.33	1.65

Footwall Deposits
700	Inferred	8,100	5.77	0.84	0.08	0.12	0.07	0.27
PM	Inferred	1,060,000	1.11	0.28	0.08	0.11	0.03	0.21
Subtotal	Inferred	1,068,100	1.15	0.28	0.08	0.11	0.03	0.21

Total Inferred		1,441,400

Resource Assumptions and Notes

  The Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.
  Contact deposit resource estimates are based on 1% Ni cut-off grade and a minimum 8 ft true width.
  The 700 Deposit resource estimate is based on 1.4% Ni equivalent cut off grade and a minimum true mining width of 6 ft. or 7 ft., depending on vein dip.
  The PM deposit resource estimate is based on a 0.058 oz/ton TPM cut-off and a minimum true width of 8 ft..
  The Upper PM (950) resource volume is based on a 0.75% Ni equivelent cut-off grade and a minimum 8 ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. And a Canadian dollar of US$0.67. The Indicated resource are those blocks above C$87/ton NSR as based on the 700 Deposit Inco Off-Take Agreement metal accountability.
  The 700 Deposit resource estimate includes internal and external mining and sill dilution; estimates for the contact deposits and the PM and Upper PM(950) deposits include internal dilution.
  TPM = Pt+Pd+Au
  oz/t = ounces per short ton

Updated resources will be compiled for the McCreedy West East Main deposit with the addition of new information obtained from recently completed underground mapping and infill diamond drilling.

An initial resource estimate (reviewed by Roscoe Postle Associates) was completed in March 2005 for the PM Deposit and is presented in Table 11. These resources include 520,000 tons of material previously reported in the indicated category and designated as 950 Deposit. This Deposit is now regarded as being the up-dip part of the PM (Main Deposit, (Figure 8)

Table 11: McCreedy West Resource - PM Deposit (December 31, 2004)

Category	Tons (million)	Grade
		Cu%	Ni%	TPM oz/ton
Indicated	2.77	1.17	0.26	0.17
Inferred	1.06	1.11	0.28	0.21

FNX Mining Company Inc.
29 March, 2005

  Resources for the PM Deposit are based on a minimum true width of 8 ft and a 0.058 oz/ton TPM cut-off.
  The Upper PM (950) resource volume is based on a 0.75% Ni equivelent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.70/lb., nickel=$3.50/lb., platinum=$600/oz., palladium=$250/oz., Gold=$340/oz. And a Canadian dollar of US$0.67. The Indicated resource are those blocks above C$87/ton NSR as based on the 700 deposit Inco Off-Take Agreement metal accountability.
  TPM = Pt + Pd + Au
  oz/ton = ounces per short ton

8.1.7    Mining

The underground mine operations at the McCreedy West Mine are accessed via a -20% decline extending from surface to the 1600 Level. Emergency egress from the mine is via a raise ladderway system extending to the 1600 Level.

Mining methods at McCreedy West are dictated mainly by ore geometry and the need to minimize dilution. In the Footwall 700 Deposit, shrinkage mining is utilized in the steeper veins while conventional up-dip panel mining is used in the flatter veins. The contact deposits, Upper Main, East Main and Inter Main Deposits, utilize mechanized cut and fill stoping, and where possible, long-hole stoping methods. An internal ramp system is utilized to access the Inter Main Deposit from the 950 and the 1450 Levels to support stoping of the ore zone. Backfilling consists of unconsolidated waste produced from the mine development.

Broken ore from the stopes is loaded into underground haulage trucks (36 and 55 tons capacity) by which it is transported to surface. Development waste is dumped directly into previously mined out areas or hauled to surface for temporary storage, prior to returning underground as backfill.

The ore hauled is placed in temporary storage bays designated by orebody on a containment pad. The ore is reduced to 1” size through a two-stage crushing circuit and then passed through a sampling tower. All crushed and sampled ore is stacked into lots of approximately 1,000 tons. This material is loaded and trucked to Inco’s Clarabelle Mill for processing. Milling, smelting and refining of the ore are subject to the terms of an Off-Take Agreement with Inco.

Ore production from the McCreedy West Mine commenced in November 2003 from the 700 and Upper Main Deposits, and in January 2004, the SJV partners declared commercial production at the McCreedy West Mine. In the fiscal year January – December 2004 (which comprises production from November 1, 2003 to October 31, 2004, a total of 283,358 tons was shipped to Inco’s Clarabelle Mill, comprising 267,377 tons of nickel ore from the Inter Main, East Main and Upper Main at 1. 7% Ni and 16,000 tons of footwall copper ore from the 700 Deposit grading 5.9% Cu.

FNX Mining Company Inc.
29 March, 2005

The McCreedy West Mine operations are committed to a high standard of environmental stewardship. Sustainability is an important issue for every department, and involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment. A series of management systems for maintenance, environmental activities and occupational health and safety have been implemented. Currently, operations at McCreedy West are in compliance with applicable corporate standards and environmental regulations.

As part of the environmental program to ensure the mining activities do not impact the site, the process containment and stockpile pad collects and diverts any surface water runoff from the stockpile pad to treatment. This engineered pad includes adequate storm water storage capacity, an impermeable liner and proper drainage, all of which conform to environmental standards. Effluent water runoff is collected and diverted through the mine workings and is eventually pumped to surface by Inco from the Coleman/McCreedy East Mine and treated at the Strathcona water treatment plant. Depending on backfill requirements, waste produced from the mine development may be hauled and temporarily stored on surface on the containment pad.

The site environmental management plan for the McCreedy West Mine provides for “walk-away” closure. The potential for acid rock drainage from the mine activity is limited to materials placed and processed on the stockpile pad. At closure, the stockpile pad will be transported underground to fill the remaining mine workings. There is no water discharge from the site. There are presently no tailings ponds or waste treatment facilities on the McCreedy West Mine site, and none are planned.

The installation of a new crusher building was completed in 2004, and the Ministry of Northern Development and Mines (“MNDM”) approved an amendment to the Levack-Onaping Closure Plan to cover this additional infrastructure.

8.1.8       Recommended Work Program and Budget

The primary objective of the 2005 program is to continue to expand the resource and reserve base at McCreedy West Mine by delineation diamond drilling, additional testing of known targets together with exploration drifting and associated underground mapping and sampling.

The targets to be tested are described in Sections 8.1.4 and 8.1.5 above and the proposed exploration program includes 109,500 ft of drilling in 191 holes, all but six of which (15,000 ft) are from underground platforms. The targets are summarised as follows:

FNX Mining Company Inc.
29 March, 2005

1.	Target areas to the north, east, south and southwest of the Inter Main will be tested with 10,000 ft of drilling in 30 holes from underground platforms.

  Drilling on the South West Extension: (10,000 ft in 12 holes ), is designed to provide additional confidence in the area that was outlined as an inferred resource (News Release 23 September, 2004) and parts of which have been upgraded by subsequent drilling to an indicated resource. This extension of the Inter Main towards the southwest may represent the north part of the Boundary Deposit.
  Up to six surface drillholes (15,000 ft) will test the potential of the Boundary Deposit where historic drilling (at 300 ft. intervals) demonstrated the potential of this target (0.2% Cu,1.6% Ni over 25.0 ft and 0.3% Cu, 1.6% Ni over 59.2 ft). Some of the holes may be extended to better test the potential for footwall mineralization
  Drilling in the Inter Main West area in late 2004 defined and upgraded this resource located in close proximity to infrastructure to Indicated status. Additional drilling (2,000 ft. in 10 holes) has been allocated to test for expansion of the deposit

2.	In 2005, drilling in the East Main will focus on providing better delineation of the down dip and up dip extents of the deposit leading to an updated resource/reserve estimation. Most of this proposed drilling (3,000 ft. in 10 holes) will be completed from current underground workings
3.	The SIC between the McCreedy West Inter Main Deposit and the Levack Mine is a prime target area with some local indications suggesting the potential for mineralized zones but which is only sparsely (300 ft – 400 ft spacing) drilled. The holes required for this program (15,000 ft in 20 holes) will be drilled from the 1550 level, and be between 700 and 900 ft. in length.
4.	The PM Exploration Ramp will be completed during 2005 and initial preproduction is anticipated as part of the Feasibility Study. In addition significant exploration will continue with 36,500 ft of drilling (48 holes) having been allocated to further define and explore for extensions to the deposit.

The total budget allocated for this proposed exploration program is $4.65 million.

This budget excludes the PM exploration ramp which is included within the mine budget.

FNX Mining Company Inc.
29 March, 2005

8.2 Levack Mine Property

8.2.1 Location, History, Infrastructure & Environment

The Levack Mine property, comprising 811.37 acres in six mining patents, is located 34 km northwest of Sudbury (Figure 1) in Levack Township and immediately adjacent to the McCreedy West property described above (Figure 9). Access is via a year round highway and a rail spur passes within 1 km of the property site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887 and patented in 1889. The Mond Nickel Company acquired the property in 1912 and production started from the No.1 inclined shaft in 1915. Following the merger with Inco in 1929 the surface plants were destroyed by fire and the mine was closed. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4,050 ft. In 1939 the No.1 and No.2 East Orebodies were discovered and the No.3 and No.4 Orebodies were discovered by diamond drilling in 1947. The No.3 internal shaft was collared in 1950.

The Levack Mine operated continuously from 1937 until closing in 1997. The total ore production was 60,000,000 tons grading 1.31% Cu, 2.00% Ni, 1.5 g/t TPM.

FNX Mining Company began exploration on the Levack property in March, 2002. In the first quarter of 2004, FNX initiated an underground and surface drilling program at Levack designed to better define the 1300 and 1900 Deposits.

In late 2003 FNX released an indicated and measured resource of 4.6 million tons at 1.03% Cu, and 2.06% Ni from a detailed review of the Historic Mineral Inventory. The total inferred resources were atated as 1.0 million tons at 0.9% Cu, and 2.0% Ni. These resource estimates, completed in-house by FNX personnel and consultants, were reviewed and audited by independent consultants Roscoe Postle Associates. The RPA report, by Richard Routledge M.Sc., P. Geol., dated October 3, 2003, and entitled “Review of the Mineral Resources of the Levack Mine Property, Sudbury Area, Ontario”, was filed on SEDAR.

During 2004 drilling on the 1300 Deposit was completed from underground platforms accessed through the 1600 level from the adjacent McCreedy West mine. This work has resulted in a new mineral resource estimation for the Levack Mine which promotes much of the 1300 Deposit resource to the indicated category.

Much of the infrastructure at Levack Mine remains accessible. The No. 2 Shaft remains accessible and usable, subject to refurbishing, currently underway, to approximately the 3,600 ft Level. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine (Inco) return air.

FNX Mining Company Inc.
29 March, 2005

For the purposes of access and developing underground drilling platforms at Levack, the 1600 Level has been rehabilitated from the McCreedy West Mine main ramp to the Intermediate – 1300 Deposit area at the Levack Mine. Rehabilitation and recommissioning of the surface infrastructure including the collar house, hoist room with hoist and miscellaneous surface buildings is currently underway.

This rehabilitation program started in November 2004 and includes the refurbishing of the No. 2 Shaft, the re-establishment of site services and utilities, the re-commissioning of the hoisting plant, repairs to the head frame, shaft repairs from surface to the 1800 Level, the rehabilitation on 1300, 1500, 1600 and 1800 Levels in the mine to facilitate access to near-term production targets and the installation of underground services to support the underground rehabilitation and services. This work is being carried out as part of completing the feasibility study for Levack. Hydroelectric power is currently available to the project site. The surface load-out and rail car loading areas are functional. At 28 February, 2005 a workforce of 40 personnel is on e site and re-commissioning work is expected to be completed in the fourth quarter of 2005.

This property is covered by the joint Inco-Falconbridge environmental Closure Plan, which also covers the McCreedy West Mine. An Amendment to the Closure Plan is pending. As activity at Levack accelerates the environmental considerations are becoming increasingly important.

A Certificate of Approval (Sewage) is in place to handle sanitary sewage and all mine water reports to the Strathcona effluent treatment facility. In order to supplement the information that is provided in the amendment, a site characterization was completed by a third party consultant in April 2004. This study defined existing mining disturbances at the Levack property, delineated watershed boundaries and established upstream and downstream monitoring stations in the nearby receiving waters.

The annual Public Information Session regarding the Levack Mine operations is planned for second quarter 2005 in the community of Levack to update the community regarding the Joint Venture’s activities at both the Levack Mine and the immediately adjacent McCreedy West Mine.

FNX Mining Company Inc.
29 March, 2005

LEVACK PROPERTY
Levack Township

LEVACK
Lower Coleman
McCreedy East
Parcel 8360SWS
Parcel 8361SWS
Parcel 5215WS
Parcel 13244SWS
LEVACK
MINE
LEVACK
Parcel 8429SWS
Parcel 8038SWS
& 5761SWS
ONAPING
Windy Lake
DOWLING
DOWLING
0
2.5
km

Figure 9

FNX Mining Company Inc.
29 March, 2005

8.2.2 Property Geology & Mineralization

The Levack Mine is located on the northwest margin of the SIC. It is situated within the Levack trough, an 8.5 km long structure that generally strikes northeast, dips at 40-45° southeast and contains all of the major North Range deposits (Figure 1).

The Ni-rich orebodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. In these terrace environments the thickened sequence of sublayer, consists dominantly of granite breccia with sublayer norite containing sulphide mineralization. The orebodies comprise thick lenses and stringers of massive Ni-Cu sulphide situated at or near the contact between granite breccia and the Levack footwall complex. The sulphides in the granite breccia are typically disseminated, blebby or inclusion - rich massive sulphides consisting of pyrrhotite, pentlandite, chalcopyrite and minor pyrite.

In addition, the Ni-rich contact deposits ( Figure 10) and represented by the Levack Main, No. 1, No. 2, No. 3, No. 4 and No. 7 Deposits, have areas of associated Cu-PGM-rich sulphides, occurring as stockworks of massive stringers in the footwall Sudbury Breccia.

Hanging-wall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack Complex form the footwall to the deposits and are referred to as mega-breccia. The sulphide mineralization and the host rocks have been disrupted by northwest-trending faults.

FNX Mining Company Inc.
29 March, 2005

LEVACK PROPERTY

Longitudinal Section

Southwest
Northeast
No. 2 Shaft
Main
No. 1
Intermediate
No. 2
1300 Zone
No.7X
1600 L
1900 Zone
approx. 6800 feet to McCreedy West Ramp
No. 7
20 Pillar
No. 3
No. 3 Internal Shaft
3600 L
34 Pillar
9000 E
11000 E
13000 E
0
1000
Feet
Mined Areas
Not Previously Mined
Remnants from Historical Mining
Measured and Indicated Resources
Inferred Resources

Figure 10

FNX Mining Company Inc.
29 March, 2005

8.2.3 Deposits

The Ni-rich deposits of interest at Levack Mine are represented by the 1300, No. 7 and the No. 3 Deposits. The 1900 Deposit can be regarded as a hybrid-type exhibiting features of both Ni-rich and Cu-Ni-PGE –rich types. As previously noted, mineralization within the deposits may be transitional from Ni-rich sections to more Cu enriched zones.

The other prime target area at the Levack Mine is the large expanse of footwall rock extending north from the SIC contact. This setting is the host for a number of high grade Cu-Ni PGM vein-type deposits on the North Range, immediately adjacent to the FNX ground. As described in Section 8.3.3, FNX announced a significant discovery in this footwall environment in late February 2005.

8.2.3.1 1300 Deposit

The 1300 Deposit (Figure 11) is more or less typical of the contact-style mineralization observed on the North Range. This 250 ft x 650 ft deposit extends from the 1000 Level to the 1500 Level of the Levack Mine, and is defined by a sub-horizontal lower portion and a sub vertical upper portion. The lower portion occurs at the contact between sublayer norite and a mixed unit of ultramafic-gabbroic/granite breccia rocks. The upper portion dips at 55° and is completely within the mixed ultramafic-gabbroic/granite breccia unit. The mineralization is consistent with a nickel-rich contact deposit, consisting of massive, semi-massive, blocky and blebby pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization.

Surface drilling by FNX during 2002 (23 surface holes) tested both the 1300 and 1900 deposits. From March 1, 2004 to February 28, 2005 FNX completed eight surface holes for 13,156 ft and nine underground holes from the 1600 level for 8,095 ft to further test the 1300 Deposit. Significant FNX intersections in the 1300 Deposit include:

  0.6% Cu, 3.9% Ni over 55.4ft in drillhole FNX7004
  0.7% Cu, 2.2% Ni over 20.2ft in drillhole FNX2039
  0.7% Cu, 1.9% Ni over 21.6ft in drillhole FNX7007

and the complete results are presented in Table 12

Upon completion of this drilling program, the resource for the 1300 Deposit was updated to 31 December, 2004. (section 8.2.4).

FNX Mining Company Inc.
29 March, 2005

LEVACK
1300 DEPOSIT
Inclined Section (Looking North - Dip: -45°)
1200 L
1600 L
11000 E
11500 E
28170
28010
28320
886590
2010
7011
2000
971390
971440
886480
971400
2008
7006
971350
2015
7005
7012
971420
2012
7001
7003
7007
971410
971490
7009
2047
2001
2057
971370
7000
7003
2019
2007
7008
2002
7002
971430
2014
2046
2041
971470
2056
2009
2021
2016
2013
2049
971450
2055
2022
2039
2042
2048
2024
2011
2018
2058
2017
971460
2040
2023
64020
2020
971480
Resources
Inferred Resource
Indicated Resource
Boreholes
FNX Boreholes (2004)
FNX Boreholes (<=2003)
Historical Boreholes
0
100
Feet

Figure 11

FNX Mining Company Inc.
29 March, 2005

Table 11:  Levack Mine 1300 Deposit - 2004 Drilling Results

DDH	East	North	Elev	Az°	Dip°	Feet			%		True
						From	To	Length	Ni	Cu	Width %
FNX7000	10975.0	9411.0	11525.0	181.1	18.1	810.5	826.1	15.6	1.6	0.6	100
					and	838.8	841.2	2.4	1.4	0.5
FNX7001	10975.0	9411.0	11525.0	178.0	23.3				nsv
FNX7002	10975.0	9411.0	11525.0	178.0	14.0	815.5	836.2	20.7	1.2	1.1	100
FNX7003	11054.0	9407.0	11252.0	180.1	23.1	711.5	718.1	6.6	2.9	0.7	100
						834.5	852.5	18.0	2.2	0.4
					incl.	834.5	842.4	7.9	3.8	0.6
FNX7004	11054.0	9407.0	11252.0	181.9	16.8	738.2	749.1	10.9	1.3	0.4	60-80
						762.7	865.0	102.3	2.6	0.5
					incl.	771.5	826.9	55.4	3.9	0.6
FNX7005	11054.0	9407.0	11252.0	179.5	29.7	799.9	800.5	0.6	2.8	1.0	100
FNX7006	11114.0	9405.0	11525.0	177.5	33.6	807	809.8	2.8	1.5	0.8	100
FNX7007	11114.0	9405.0	11525.0	168.9	25.4	747.0	768.6	21.6	1.9	0.7	100
					incl.	757.4	768.6	11.2	2.8	0.8
FNX7008	11114.0	9405.0	11525.0	176.4	16.0	791.7	818.3	26.6	1.7	0.8	100
					incl.	802.1	818.3	16.2	2.1	1.0
FNX7009	11175.0	9412.0	11526.0	182.5	20.3	747.8	766.6	18.8	2.2	0.6	100
FNX7011	11210.0	9411.0	11526.0	180.1	36.6				nsv
FNX7012	11210.0	9411.0	11526.0	179.9	28.2	752.8	753.7	0.9	4.7	0.3	100
FNX2039	11050.0	8307.0	13124.0	353.1	-83.4	1473.4	1493.6	20.2	2.2	0.7	100
					incl.	1476	1485.2	9.2	3.1	0.9
					and	1518.9	1528.0	9.1	2.6	0.7	100
FNX2040	11050.0	8307.0	13124.0	356.6	-86.5				nsv
FNX2041	11125.0	8339.0	13105.0	346.5	-80.7	1297.7	1299.2	1.5	1.5	0.6	100
FNX2042	11175.0	8266.0	13135.0	355.5	-82.9	1472.9	1494.7	21.8	1.6	0.3	100
					incl.	1478.1	1490.2	12.1	2.2	0.3
FNX2043	11250.0	8249.0	13139.0	358.7	-77.9	1475.8	1478.0	2.2	1.1	1.1	100
FNX2046	11275.0	8255.0	13147.0	355.9	-82.5	1456.7	1469.0	12.3	1.7	0.5	100
FNX2047	11225.0	8490.0	13106.0	354.9	-81.9	1323.7	1339.1	15.4	2.7	0.8	100

The 1300 Deposit will be the focus of much of the 2005 underground exploration drilling program. Infill drilling on the Deposit will begin from the 1300 Level when rehabilitation of the shaft and necessary infrastructure has been completed. A total of 12,000 ft of drilling has been allocated in the 2005 budget for this purpose

8.2.3.2 No.7 Deposit & 7 Extension (7X)

This area of Ni-Cu contact-type mineralization is located down dip and to the west of the Levack Main Orebody (Figures 10 & 12). Partially mined prior to the Levack Mine shutdown, this contact deposit contains significant resources and will be an initial focus for production. The dominant host rocks for the pyrrhotite-pentlandite-chalcopyrite-pyrite mineralization are the granite breccia and the sublayer norite and this, together with the style, mode of occurrence and significant intersections of this mineralization, have been described in previous Technical Reports.

FNX Mining Company Inc.
29 March, 2005

In addition to the partially mined portions of the deposit, an undeveloped exploration area to the east of this deposit has significant potential. This area, known as the No. 7 extension (No. 7X), has similar geology and ore mineralogy to the No. 7 Deposit, but is less intensely drilled. The mineralization appears to be associated with an elongate, trough-like zone approximately 200 ft wide and extending 1000 ft down dip. Thirty-seven historical boreholes with 48 intersections, 26 of which are greater than 10 ft, cut the zone, and assays (previously reported) show that Ni values exceed copper values by a ratio of at least 2:1 with negligible PGE values.

In 2003, FNX completed three holes into the No.7 Deposit and reported significant intersections This drilling was followed up in 2004 with four surface holes (5,721 ft) and 2 underground holes (3,026 ft) Significant intersections from this drilling include:

  0.39% Cu, 1.46% Ni, over 49.2 ft in drillhole FNX2054
  0.15% Cu, 1.18% Ni, over 47.0 ft in drillhole FNX7013

In 2005, 10,000 ft of drilling is planned for the No. 7 and No. 7 Extension. This drilling will be from underground platforms, and will focus on defining the upper portions of the No. 7 Extension, and on extending the known limits of the No. 7 Deposit.

FNX Mining Company Inc.
29 March, 2005

LEVACK
No 7 DEPOSIT & No 7 EXTENSION
Inclined Section (Looking North, Dip: -39°)
1100 L
1600 L
2100 L
2600 L
2053
2052
2060
7013
2034
2051
2054
7014
2037
2033
7 Extension
7X
#7 Deposit
FNX Borehole
Historical Borehole
7 Deposit
7 Extension Deposit
0
250
Feet
8500 E
9000 E
9500 E
10000 E

Figure 12

FNX Mining Company Inc.
29 March, 2005

8.2.3.3 No. 3 Deposit

The No. 3 Deposit is a partially mined Ni-Cu-PGE contact-type mineralized body located 3,600 ft east of the No. 2 shaft (Figure 10) in a large footwall embayment. This orebody is atypical of most other North Range contact-type deposits because of the strong association of Ni-dominant mineralization with Sudbury Breccia rather than with granite breccia.

The 2003 FNX drilling program, designed to test the down dip proximal footwall to the No. 3 Deposit in an attempt to locate any associated Cu–Ni–PGE mineralization, intersected several narrow Cu–Ni–PGE rich veins in FNX2030 which assayed 2.22% Cu, 0.93% Ni, 5.45 g TPM over 12.2 ft.

In 2004, three holes (7,867 ft) were drilled into the footwall behind the #3 Orebody. These holes intersected stringers of low sulfide – high PGE mineralization similar to that reported from historic holes including one intersection which graded 1.1% Cu, 0.3% Ni, 4.0 g/t TPM over 25 ft in FNX6031. The results of this work are discussed in Section 8.3.

8.2.3.4 1900 Deposit

The 1900 Deposit is located down dip from the mined Intermediate Deposit, (Figures 10 & 13) and is regarded as a hybrid of the Ni-rich and Cu-Ni-PGE-rich deposit types. This 650 ft by 150 ft deposit is hosted in a mixed unit of granite breccia with Sudbury Breccia, and is overlain by a 450 ft wide meta-gabbroic-ultramafic block, upon which the 1300 Deposit is positioned. Below the deposit, the footwall rocks are composed of granodiorite gneiss and Sudbury Breccia.

Mineralization within this deposit occurs as narrow fracture controlled veinlets, and locally massive zones consisting of chalcopyrite-pyrrhotite-pentlandite with minor millerite. The mineralization appears to be dominantly associated with granite breccia in the south-west, but in the north-east it is associated more with the Sudbury Breccia. The north-eastern end of the 1900 trends towards the back of the No. 3 Deposit, whereas the 1900 mineralized horizon may merge with the 1300 mineralized horizon, up dip and to the west.

Historic drilling of 15 holes returned 18 intersections (previously reported) in the Deposit, with seven being greater than 10 ft. FNX completed six holes on the Deposit during 2002 (Figure 13) and intersected significant intersections (previously reported) in and around the 1900 Deposit in holes 2001, 2004 and 2015.

In 2004, three surface holes 2047, 2048 and 2049 were drilled (6,576 ft) into the 1900 Deposit without any significant intersections.

FNX Mining Company Inc.
29 March, 2005

LEVACK
1900 DEPOSIT- INCLINED PLAN
(Looking N-W, Dip: -35°)

1750 L
1900 L
2050 L
2012
2010
2015
2019
2005
2000
7010
2007
7020
2022
2024
2049
2023
2008
2001
7019
2014
2047
2009
2048
2002
FNX Borehole
Historical Borehole
0
100
Feet

Figure 13

In addition, four undergound holes (1,310 ft) were drilled between the 1900 Deposit and the bottom of the #1 Deposit. Significant intersections from these holes include:

  1.77% Cu, 2.13% Ni, 2.54 g/t TPM over 10.5 ft in drillhole FNX7020
  1.86% Cu, 1.95% Ni, 4.33 g/t TPM over 15.8 ft in drillhole FNX7020
  1.28% Cu, 1.65% Ni, 2.33 g/t TPM over 20.6 ft in drillhole FNX7021

FNX Mining Company Inc.
29 March, 2005

8.2.4 Resources

The receipt of the Inco Levack Mineral Resource Inventory (LMRI) in 2003 permitted the Company to estimate a total of 4.6 million tons grading 2.06% Ni, 1.03% Cu in the measured and indicated resource categories and an additional 0.98 million tons grading 1.97% Ni, 0.86% Cu in the inferred resource category. Details of this resource estimate are contained in the Technical Report dated 23 March 2004 and filed on SEDAR

The underground drilling of the 1300 Deposit from platforms on the 1600 Level has permitted an upgrade of this estimate with the majority of the 1300 inferred resource now promoted to the indicated category resulting in the updated Levack Resource estimate presented in Table 13 and the contribution from individual deposits is shown in Table 14.

Table 13:   Levack Mine - Summary of Mineral Resources (as at December 31, 2004)

LEVACK MINE
		Tons(3)	Ni	Cu	Pt	Pd	Au	TPM
		millions	%		oz/ton
Measured	Contact Deposits	2.41	2.11	1.07	-	-	-	-
Indicated	Contact Deposits	2.46	2.01	0.95	-	-	-	-
TOTAL	Contact Deposits	4.87	2.06	1.01	-	-	-	-
Inferred	Contact Deposits	0.65	1.99	0.95	-	-	-	-

Table 14 : Levack Mine - Resource Estimate by Deposit (December 31, 2004)

Deposits	Resource	Tonnage	Cu	Ni
	Category	(tons)%		%
Main OB	Measured	864,200	1.00	2.00
No. 1	Measured	411,900	1.14	2.36
No. 2	Measured	742,700	0.81	1.98
No. 3	Measured	395,900	1.65	2.35
Total Measured Resources		2,414,700	1.07	2.11
Main	Indicated	53,960	0.78	2.30
No. 1	Indicated	294,800	0.98	2.46
No. 2	Indicated	239,000	1.22	2.07
No. 3	Indicated	771,700	1.56	2.02
No. 7	Indicated	335,300	0.47	2.12
No. 7 Extension	Indicated	487,000	0.34	1.51
1300 Zone	Indicated	274,000	0.70	2.16
Total Indicated Resources		2,455,760	0.95	2.01
Total Measured and Indicated		4,870,460	1.01	2.06
McCreedy West – Levack Contact	Inferred	18,460	0.20	2.06
No. 7 Extension	Inferred	123,200	0.23	1.25
20 Pillar	Inferred	186,300	0.56	2.17
No. 2	Inferred	12,000	1.09	1.97
No. 3	Inferred	21,730	3.05	1.94
34 Pillar	Inferred	94,160	0.55	2.14
1900 Zone	Inferred	176,500	1.92	2.28
1300 Zone	Inferred	17,300	0.56	1.60
Total Inferred Resources		649,650	0.95	1.99

FNX Mining Company Inc.
29 March, 2005

The following parametres were used in determining the Levack resources:

  Resource estimates for the 1900 zone are based on a 1% Ni equivelent cut-off grade and a minimum eight ft true width. Nickel equivalency is based on estimates of long-term metal prices of ($US): copper=$0.80/lb., nickel=$3.75/lb., platinum=$525/oz., palladium=$225/oz., Gold=$325/oz. and a Canadian dollar of US$0.67.
  Resource estimates for the Levack 1300 and No. 7 Extension deposits are based on a 1% nickel cut-off grade and a minimum eight ft true width.
  The remaining Levack resource estimates produced from the INCO MRI are based on either a
  1% Ni or 1% Ni equivalent cut-off. Nickel equivalency is based on metal prices of ($US): copper=$0.78/lb., nickel=$3.95/lb., platinum=$650/oz., palladium=$185/oz., Gold=$350/oz. and a Canadian dollar of US$0.70.

8.2.5     Recommended Work Program and Budget

The prime objective in 2005 is to continue to upgrade as quickly as possible the near term production targets (1300, 1900, No. 7 and 7 Extension deposits) to reserve status where possible. This will be achieved by a program of detailed diamond drilling and geological interpretation, both of which will be facilitated by underground access to suitable drill platforms. A total of 37,300 ft in 62 holes is planned and, as 59 of these holes (29,800 ft) are planned from underground sites, much will depend on the progress of the #2 shaft rehabilitation program. Three holes (7,500 ft) are planned from surface to test a proximal footwall target.

The exploration expenditures for this program are estimated at $1.65 million.

8.3 NORTH RANGE FOOTWALL EXPLORATION

8.3.1      Geological Setting & Concept

As previously noted, all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Craig, Hardy) occur within an extensively mineralized 8.5 km-long portion of the SIC (Figure 14). The McCreedy West Mine and Levack Mine properties cover some 4 km of this strike and limited exploration to date in the footwall rocks to the north of the mines has demonstrated potential for this belt to host similar deposits.

This is an important exploration target and some 50% of this prolific area is included in the SJV Property. Of particular interest is the discovery and development of high-grade Footwall Cu-Ni-PGM deposits on the east side of the Fecunis Fault compared with that on the west (FNX) side. The geology across the entire embayment is similar and there is no compelling reason why such deposits should not occur on the FNX ground.

FNX Mining Company Inc.
29 March, 2005

FNX
FNX MINING COMPANY INC.
NORTH RANGE FOOTWALL PROJECT
LEVACK EMBAYMENT
Plan View – Orebodies & Veins Projected to Surface
SJV Property
McCreedy East Mine
153 Orebody
Fraser-Strathcona Mine
and Coleman Mine
Footwall Copper Zones
McCreedy West
Mine Portal
Levack
#2 Shaft
Levack Twp.
Dowling Twp.
FNX6010
Cu-Ni-PGE Veins
0
2500
Feet
SJV Property
INCO Property
Falconbridge Property
Nickel Resource
Footwall Copper Resource
Surface Projection of SIC/Footwall Contact
Fault
NOTE: Unsurveyed Property Boundaries

Figure 14

FNX Mining Company Inc.
29 March, 2005

The presence of the 700 and PM Deposits in the proximal footwall at the McCreedy West Mine supports this contention and previous exploration had not systematically explored the more distal sections of the footwall on this west side of the Fecunis fault. The current FNX Footwall exploration program is designed to test this hypothesis.

8.3.2        Exploration Results

Within the McCreedy West property, previous wide-spaced drilling has indicated favourable zones of Sudbury Breccia with trace Cu-Ni-PGM sulphide mineralization. On the adjacent Levack property, the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of favourable footwall Sudbury Breccia.

The aim of the Footwall Project drill program is to test the footwall rocks along the entire strike length of the contact, up to 1 km into the footwall. In addition to testing the geology, these holes will serve as platforms for in-hole UTEM surveys to locate off-hole anomalies.

In the period March 1, 2004 to February 28, 2005, 24 footwall holes were completed on the Levack and McCreedy West properties for a total of 43,000 ft. The drill program in 2004 and the first part of 2005 has targeted four main areas of the footwall:

i)	Main Orebody Footwall	: 18 holes (29,193 ft)
ii)	#3 Orebody Footwall	: 3 holes (7,867 ft)
iii)	West of Main Orebody Footwall	: 2 holes (3,123 ft)
iv)	McCreedy West Footwall	: 1 hole (2,805 ft.)

Upon completion of surface mapping in 2003 and initial drill testing in early 2004, the footwall to the Levack Main Orebody became the focus of much of the Footwall program for the remainder of 2004. Surface mapping of these footwall rocks identified areas of significant, locally weakly mineralized, Sudbury Breccia showing characteristics suggestive of proximity to mineralization. Five holes drilled in 2004 tested these surface exposures.

The best of these near surface holes intersected a zone of intense epidote/magnetite alteration with pentlandite and chalcopyrite, which graded 2.0 % Ni, 0.8% Cu and 1.7 g/t TPM over 12.45 ft. Previous drilling by both FNX and INCO had also encountered significant mineralization in this same general area (31.0% Cu, 0.3% Ni and 12.45 g/t TPM over 4.5 ft in 85571-0), but at greater depth (500 to 1000 ft below surface). To provide a better test of this area, an additional 18 holes were completed behind the Main Orebody. Most of these holes were designed to provide better definition of the previously encountered mineralization at depth, and most holes did intersect sulfides, although the results were variable.

FNX Mining Company Inc.
29 March, 2005

The two most significant intersections were:

28.9% Cu, 0.5% Ni , 4.6 g/t TPM over 4.7 ft in FNX6025, and
21.6% Cu, 1.0% Ni, 5.1 g/t TPM over 27.8 ft in FNX6029

As an aid to exploration, UTEM geophysical surveys were completed on all of the holes in this area. In addition, RIM (Radio Imaging Method) geophysical surveys were completed on specific hole sets to determine the presence of conductors between holes.

In addition to the footwall to the Main Orebody, three holes were drilled into the footwall behind the #3 Orebody. The #3 Orebody is a mixed nickel-copper-precious metal contact style deposit located 3,600 ft east of the Levack No. 2 Shaft in a large footwall embayment. This deposit is atypical of other North Range contact deposits because of its enrichment in copper and PGEs. Limited drilling by INCO had suggested that copper rich stringers may extend into the footwall from the #3 Orebody. Some of the intersections from these holes included 0.2 % Cu, 0.4 % Ni, 7.4 g/t TPM over 19.6 ft in 72155-0, and, 1.5 % Cu, 0.1 % Ni and 6.6 g/t TPM over 32.1 ft in 97167-0. Two of the holes completed by FNX into this area targeted this zone of mineralization and intersected similar stringers of low sulfide – high PGE mineralization, including one intersection which graded 1.1% Cu, 0.3% Ni, 4.0 g/t TPM over 25 ft in FNX6031.

Other areas of interest for the footwall exploration program in 2004 included the footwall to the Middle Main Orebody at McCreedy West, and the footwall at the western edge of the Levack Property. Neither of these holes intersected significant mineralization

8.3.3 The Footwall Discovery

In November 2004, the decision was made to deepen FNX 6010. This hole had originally been collared in February 2003 and terminated at 2,550 ft in April 2003. The decision to resurrect this hole was based upon a better understanding of the geology of the footwall allied with a borehole UTEM survey which suggested a favourable conductive environment at greater depth. This hole was drilled beneath the Main Orebody and intersected variably mineralized Sudbury Breccia throughout its length until 5,000 ft down-hole, at which depth narrow veins, blebs and disseminations of bornite-chalcopyrite-millerite and native silver were encountered. Below 5,152 ft, no further significant mineralization was encountered until 5,357.2 ft down hole, where two large massive sulfide veins were intersected as follows:

5,357.2 – 5,367.4 ft 26.2% Cu, 3.0% Ni, 14.5 g/t (0.42 oz) Pt+Pd+Au / 10.2 ft.
5,395.0 – 5,411.4 ft 26.2% Cu, 3.7% Ni, 15.4 g/t (0.45 oz) Pt+Pd+Au / 16.4 ft

Detailed assays are presented in Table 15.

FNX Mining Company Inc.
29 March, 2005

Table 14: Footwall Deposit: Discovery Hole DDH FNX 6010 - Assay Intersections

Feet			%		(g/t)			TPM
From	To	Length	Cu	Ni	Pt	Pd	Au	(g/t)	(oz/st)
5357.2	5359.0	1.8	26.80	1.24	4.26	7.31	0.24	11.81	0.34
5359.0	5361.1	2.1	27.10	3.11	2.83	7.57	0.04	10.44	0.31
5361.1	5363.5	2.4	30.20	0.49	4.17	10.75	0.02	14.94	0.44
5363.5	5365.3	1.8	26.10	3.96	4.33	12.10	0.05	16.48	0.48
5365.3	5367.4	2.1	20.40	6.38	5.62	11.10	1.87	18.59	0.54
5357.2	5367.4	10.2	26.22	2.99	4.24	9.80	0.45	14.49	0.42

5367.4	5369.9	2.5	0.37	0.02	0.02	0.02	0.02	0.05
5369.9	5373.1	3.2	0.14	0.01	0.02	0.02	0.02	0.05
5373.1	5374.0	0.9	0.83	0.09	0.09	0.40	0.25	0.74	0.02

5374.0	5377.6	3.6	0.17	0.01	0.02	0.02	0.02	0.05
5377.6	5381.9	4.3	0.10	0.03	0.02	0.02	0.02	0.05
5381.9	5385.4	3.5	0.23	0.01	0.02	0.02	0.02	0.05

5385.4	5389.1	3.7	0.07	0.02	0.05	0.05	2.29	2.39	0.07
5389.1	5390.2	1.1	0.55	2.51	0.37	3.23	1.39	4.99	0.15
5385.4	5390.2	4.8	0.18	0.59	0.12	0.78	2.08	2.98	0.09

5390.2	5393.7	3.5	0.41	0.02	0.02	0.02	0.02	0.05
5393.7	5395.0	1.3	0.10	0.01	0.02	0.02	0.02	0.05

5395.0	5396.9	1.9	27.70	2.31	4.21	6.28	0.41	10.90	0.32
5396.9	5399.8	2.9	28.90	1.94	3.48	5.17	0.03	8.68	0.25
5399.8	5402.9	3.1	29.30	0.89	4.33	7.91	0.02	12.26	0.36
5402.9	5405.4	2.5	25.00	3.68	4.84	14.05	0.06	18.95	0.55
5405.4	5407.4	2.0	29.70	1.48	5.00	11.35	0.03	16.38	0.48
5407.4	5409.0	1.6	23.60	7.56	6.09	17.10	0.06	23.25	0.68
5409.0	5410.1	1.1	14.00	17.40	2.88	10.35	0.08	13.31	0.39
5410.1	5411.4	1.3	20.40	3.11	13.10	12.30	3.46	28.86	0.84
5395.0	5411.4	16.4	26.15	3.67	5.09	10.00	0.35	15.44	0.45

In addition to these significant intersections of mineralization, this hole has also identified one of the largest and best quality borehole geophysical responses yet encountered by FNX on any of the Sudbury Joint Venture properties.

The geological environment, mineralogy, and geophysical response suggest that these veins are part of a larger system of mineralization which may be similar in style to those currently being mined by Inco at Coleman 153 and Falconbridge at Fraser-Strathcona Deep Copper. The Sudbury Breccia unit that hosts this mineralization is extensive and is untested for 2,000 ft towards the East, 800 ft towards the west, down dip towards the property boundary, and poorly tested up dip.

FNX Mining Company Inc.
29 March, 2005

Due to the significance of the intersection in FNX6010, a sizeable component of the 54,500 ft allocated to the footwall in the 2005 budget will be focused towards testing this sulfide mineralized system.

8.3.4         Recommended Work Program & Budget

The North Range Footwall program proposed for 2005 envisaged 54,500 ft of drilling and is budgeted at $2.66 million. It is anticipated that, if follow up of this discovery hole is successful, additional drilling will be required with an increase in the allocated budget.

FNX Mining Company Inc.
29 March, 2005

8.4 Podolsky Property

8.4.1         Location, History, Infrastructure & Environment

The Podolsky property (formerly known as the Norman Property) was renamed in honour of Terry Podolsky a founding FNX Director and former Vice President Exploration of Inco Ltd. The property, comprising 1,111.33 acres (449.8 ha), is located in Norman Township 32 km north-northeast of Sudbury (Figures 1 and 16). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the CNR passes approximately 6.5 km west of the project site.

Nickel was first discovered on the Property in, 1897 by Isaac Whistle. Inco acquired the property in 1971. They subsequently drilled 392 surface holes (264,045 ft) and defined the Whistle Deposit comprising a series of Ni-Cu lenses and blebby sulphides near the mouth of the Whistle Offset Dyke. The Whistle Open Pit Mine, which was in production between 1988 and 1991 and again from 1994-1997, produced 5.7 million tons grading 0.33% Cu, 0.95% Ni, 0.034% Co. Mineralization of this type contiues downplunge from the mined area (Lens B), and also is located as perched lenses within the Sublayer (Lens A). The Whistle Offset trends in a north-eastward direction away from the SIC and contains three zones of PGM-Cu-Ni mineralization that have been partially delineated by FNX - the North Deposit and South zone are to the northeast of the Whistle open pit, and the 2000 Deposit is in the Offset below the open pit (Figure 17).

The former Whistle open pit mine site is currently being reclaimed by Inco under a conceptually approved Closure Plan. FNX has implemented monitoring programs at the property in order to collect the data required to support operational permit applications, define existing environmental liabilities and establish baselines for the current advanced exploration program. This program involves the sinking of a 2,450 ft deep, 17 ft diameter shaft to access the 2000 Deposit in order to acquire a bulk sample and create platforms for detailed underground drilling. This program will assist in determining the nature and continuity of the deposit and will lead to a feasibility study. Shaft sinking is scheduled to start late March 2005.

All necessary permits have been obtained for the shaft development area. Consultation with Wahnapitae First Nation has been on-going and economic opportunities for the community are being jointly explored. The first Information Session for the local community was held in Capreol during 2004 and a second meeting is planned for 2005.

FNX Mining Company Inc.
29 March, 2005

PODOLSKY PROPERTY
NORMAN TOWNSHIP

PARKIN
N
Parcel 722LSES
Parcel 2136SES
Indian Reservation
No. 11
WHISTLE
MINE
Parcel 476SES
Parcel 721LSES
Parcel 473SES
NORMAN
Wanapitei Lake
CAPREOL
Capreol
Town Site
Mine/Deposit
SIC Contact
0
2.5
km

FNX Mining Company Inc.
29 March, 2005

8.4.2       Property Geology & Mineralization

The Podolsky property is located (Figures 1 & 17) at the northeast apex of the SIC where the strike of the SIC changes from the east-west direction of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dyke.

The Offset extends north-eastward from the Whistle embayment into the gneissic footwall rocks as a steeply dipping dyke varying in thickness from 50 ft. to greater than 300 ft., and consisting of irregular, discontinuous lenses of quartz diorite, inclusion quartz diorite and metabreccia.

FNX Mining Company Inc.
29 March, 2005

FNX MINING COMPANY INC.

PODOLSKY PROPERTY

Longitudinal Section (Looking North West)

Surface
13000 Elev.
12500 Elev.
12000 Elev.
11500 Elev.
11000 Elev.
10500 Elev.
10000 Elev.
Whistle Open Pit
Ni-Rich Contact Mineralization
Sudbury Igneous Complex
South Zone
North Deposit
Whistle Offset
2000 Deposit
Mineralized Zone
0
250
500
Feet
1500 S
1000 S
500 S
00 N
500 N
1000 N
1500 N
2000 N
2500 N

Figure 18

FNX Mining Company Inc.
29 March, 2005

8.4.3.       Deposits and Targets

Within the Podolsky Property, multiple zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset (Figures 17 & 18)). These include the known 2000 and North Deposits as well as the South Zone. Other targets include unexplored portions of the Whistle Offset, the SIC contact and Sudbury Breccia belts.

8.4.3.1 North Deposit

The North Deposit has been exposed at surface over a 100 ft by 300 ft area. Mineralization consists of a network of chalcopyrite ± millerite ± violarite ± pyrite veins and veinlets that strike northeast and northwest, and have a variable dip. Sulphide veins range from inches to 15 ft wide and occur as

(i) breccia veins with matrix chalcopyrite (+PGM+Ni minerals), and
(ii) extensional veins of massive chalcopyrite (+PGM+Ni minerals).

The mineralized envelope extends from surface to the 600 ft Level (Figure 19) with an average strike length of 300 ft. The host rocks throughout are dominantly inclusion quartz-diorite and metabreccia.

FNX’s advanced exploration program on the North Deposit has included infill diamond drilling at 25 to 75 ft centres. A total of 33 diamond drill holes (12,275 ft) was completed from March 1, 2004 to February 28, 2005 to provide the basis for estimating a resource, increasing confidence in the continuity of the mineralization and aid in planning a ramp preparatory to bulk sampling and a production decision. The results of this 2004/05 drilling program are presented in Table 16,

Near term work on the North Deposit will consist of further infill drilling as required and detailed resource estimation. Additionally, there is potential for expansion of the North Deposit to both the northeast and southwest.

FNX Mining Company Inc.
29 March, 2005

Table 16 : Podolsky: North Deposit Infill Drilling –Assays to February 28, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4183		55.55	57.50	1.95	2.38	0.13	3.76
		76.50	122.80	46.30	0.95	0.17	1.17
	incl.	94.30	101.00	6.70	1.54	0.52	1.42
		159.00	160.00	1.00	1.12	0.23	2.79
FNX4184		300.10	315.00	14.90	2.16	0.29	0.71
	incl.	300.10	308.30	8.20	3.56	0.48	1.10
		366.70	391.80	25.10	0.66	0.92	2.29
	incl.	366.70	373.40	6.70	0.52	1.18	6.02
	and	367.80	368.80	1.00	1.57	7.73	13.91
	and	390.80	391.80	1.00	1.14	14.45	4.04
		412.90	428.00	15.10	2.62	0.06	2.68
	incl.	420.90	428.00	7.10	4.84	0.07	4.38
	and	420.90	422.00	1.10	28.40	0.19	15.45
		464.20	484.20	20.00	1.98	0.89	2.52
	incl.	475.00	484.20	9.20	3.17	1.72	4.47
	and	475.00	476.00	1.00	0.43	9.30	2.29
	and	477.10	478.20	1.10	13.75	2.97	19.78
	and	483.20	484.20	1.00	10.45	2.15	8.33
		506.30	507.80	1.50	1.82	0.08	4.68
		520.00	522.70	2.70	1.23	0.34	2.96
FNX4185		269.00	288.20	19.20	0.64	0.12	4.34
	incl.	280.80	284.30	3.50	1.97	0.19	22.50
		337.40	341.80	4.40	3.88	3.09	4.23
	incl.	339.40	341.00	1.60	8.77	7.97	9.54
		380.50	381.70	1.20	7.47	2.57	7.46
		407.10	418.40	11.30	11.23	0.59	10.51
	incl.	414.90	418.40	3.50	32.28	0.20	20.90
FNX4186		189.30	194.90	5.60	4.10	2.08	2.15
		228.00	241.90	13.90	1.53	0.73	2.58
	incl.	232.00	234.40	2.40	3.72	0.14	1.42
	incl.	240.10	241.90	1.80	2.71	3.97	8.16
		249.20	250.40	1.20	2.19	0.10	2.03
		266.30	267.30	1.00	1.35	0.84	2.80
		275.00	286.70	11.70	5.39	0.41	6.79
		300.40	308.60	8.20	4.88	0.49	4.96
		360.50	361.50	1.00	0.20	0.21	2.77
FNX4187		77.90	85.00	7.10	1.00	0.05	1.80
		99.50	100.50	1.00	1.89	0.06	2.71
		117.40	175.70	58.30	0.83	0.12	1.52
	incl.	117.40	126.80	9.40	1.77	0.30	3.98
	and	145.40	154.00	8.60	1.61	0.26	3.79
	and	160.40	162.60	2.20	2.91	0.13	2.45
	and	169.70	171.30	1.60	2.30	0.40	1.15
		196.20	202.70	6.50	1.71	0.24	1.12

FNX Mining Company Inc.
29 March, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4188		367.90	369.40	1.50	2.81	0.19	4.11
		421.80	423.20	1.40	1.87	0.89	12.28
		470.30	521.20	50.90	6.33	0.29	4.25
	incl.	470.30	485.00	14.70	17.89	0.57	9.38
	and	472.20	477.10	4.90	31.19	0.40	16.98
	and	482.30	485.00	2.70	32.84	0.30	9.87
		491.20	492.40	1.20	24.70	4.09	9.27
		516.00	521.20	5.20	4.45	0.08	9.45
	incl.	520.20	521.20	1.00	19.80	0.06	12.89
		554.50	555.70	1.20	5.23	0.21	4.26
		576.30	586.20	9.90	4.68	0.65	2.46
	incl.	584.90	586.20	1.30	28.80	3.69	12.46
		620.40	637.00	16.60	1.63	0.22	0.93
	incl.	629.00	632.70	3.70	5.83	0.19	2.80
FNX4189		239.60	241.00	1.40	3.61	0.99	9.09
		268.00	287.70	19.70	2.48	0.12	1.52
	incl.	272.30	284.80	12.50	3.75	0.14	2.12
	and	280.50	281.80	1.30	18.20	0.11	5.44
		326.80	333.80	7.00	0.36	0.04	2.31
		345.00	347.10	2.10	3.24	0.51	3.96
		378.80	390.00	11.20	1.39	0.10	3.71
	incl.	382.20	390.00	7.80	1.69	0.10	4.21
		410.50	414.20	3.70	1.44	0.08	2.21
		426.30	440.40	14.10	2.42	0.14	4.86
	incl.	426.30	428.50	2.20	1.10	0.34	3.81
		500.60	503.00	2.40	5.41	0.14	4.13
FNX4190		140.10	146.60	6.50	0.93	0.14	1.01
		170.50	185.10	14.60	0.96	0.14	3.10
		196.40	197.40	1.00	13.05	0.10	2.23
		206.00	256.00	50.00	3.99	0.48	2.49
	incl.	206.00	208.20	2.20	27.00	0.35	5.25
	and	215.30	217.70	2.40	15.20	1.04	15.58
	and	222.00	223.10	1.10	1.33	10.85	11.49
	and	236.30	239.50	3.20	5.81	0.77	3.86
	and	248.60	256.00	7.40	9.43	0.51	9.06
		295.30	296.30	1.00	1.48	8.49	7.65
		306.10	310.20	4.10	1.18	0.42	1.32
FNX4191		54.60	88.10	33.50	1.12	0.08	3.50
	incl.	57.50	69.10	11.60	2.80	0.19	9.74
		215.80	216.80	1.00	0.55	0.85	0.65
FNX4192		70.90	98.40	27.50	1.03	0.13	1.52
	incl.	70.90	79.00	8.10	2.36	0.35	4.32
	and	75.20	76.20	1.00	1.34	0.09	2.03
	and	78.00	79.00	1.00	7.36	0.46	6.87

FNX Mining Company Inc.
29 March, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
	and	97.40	98.40	1.00	3.29	0.20	0.92
FNX4193		29.30	30.30	1.00	1.15	0.03	2.52
		36.10	37.10	1.00	12.55	0.05	11.91
		54.70	58.40	3.70	1.68	0.15	2.42
		84.40	85.40	1.00	0.58	0.11	2.42
		111.00	112.00	1.00	4.21	0.95	5.84
		155.60	156.60	1.00	0.47	0.03	3.21
		163.20	164.60	1.40	0.94	0.07	2.38
		200.00	220.30	20.30	0.88	0.18	1.67
	incl.	200.00	201.00	1.00	8.25	1.63	16.44
	and	218.30	220.30	2.00	3.27	0.61	7.70
FNX4194		145.80	148.10	2.30	3.51	0.30	1.10
		206.40	210.70	4.30	2.74	0.22	6.15
	incl	206.40	207.50	1.10	7.76	0.25	22.00
	and	209.70	210.70	1.00	2.09	0.57	0.98
		239.10	312.00	72.90	3.66	0.38	5.30
	incl	239.10	244.20	5.10	3.54	0.15	13.43
	and	251.80	312.00	60.20	4.10	0.45	5.26
	and	262.10	274.30	12.20	1.31	0.12	13.96
	and	282.60	290.80	8.20	5.32	1.58	1.42
	and	293.20	294.20	1.00	14.55	0.86	8.26
	and	307.70	312.00	4.30	29.67	1.75	11.70
		316.90	317.90	1.00	1.67	0.53	0.59
FNX4195		193.50	194.50	1.00	6.59	0.11	5.47
		253.60	263.80	10.20	2.37	0.22	5.97
		279.50	281.90	2.40	0.79	0.07	2.53
		294.90	303.20	8.30	3.60	1.44	2.48
		330.00	331.00	1.00	1.23	0.03	8.57
		340.00	341.00	1.00	1.72	0.14	2.09
		359.10	373.10	14.00	5.87	0.25	13.46
	incl.	359.10	367.00	7.90	0.98	0.13	11.30
	and	370.70	373.10	2.40	29.70	0.77	40.14
FNX4196		187.00	194.50	7.50	1.85	0.13	1.59
	incl.	187.00	188.00	1.00	10.40	0.11	3.33
	and	193.50	194.50	1.00	2.71	0.73	7.73
		220.00	262.00	42.00	3.34	0.09	3.10
	incl.	221.10	227.60	6.50	9.25	0.19	14.07
	and	253.40	261.00	7.60	9.91	0.19	3.27
FNX4197		53.50	60.90	7.40	0.72	0.07	1.81
		103.45	126.70	23.25	0.87	0.21	1.23
	incl.	103.45	107.75	4.30	2.51	0.96	4.65
		157.95	160.50	2.55	7.58	0.23	4.83
		193.40	207.50	14.10	1.04	0.17	1.93
	incl.	197.35	204.55	7.20	1.65	0.21	3.42

FNX Mining Company Inc.
29 March, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4198		223.90	226.10	2.20	5.77	0.18	14.00
		271.80	273.35	1.55	0.59	0.07	6.17
		295.30	321.40	26.10	1.41	0.22	2.70
	incl.	295.30	298.45	3.15	6.39	1.37	11.50
	and	309.70	321.40	11.70	1.23	0.11	2.32
		339.50	346.30	6.80	1.44	0.13	3.25
		356.15	364.65	8.50	0.78	0.08	5.69
FNX4199		53.50	56.90	3.40	0.49	0.46	2.45
		131.20	134.05	2.85	0.78	0.04	25.24
	incl.	133.05	134.05	1.00	1.75	0.07	67.63
		225.40	295.55	70.15	6.37	0.90	4.42
	incl.	240.10	257.00	16.90	22.06	1.06	11.02
	and	260.20	263.00	2.80	12.49	4.77	17.15
	and	292.70	294.05	1.35	4.92	16.45	15.97
FNX4200		13.50	18.80	5.30	0.64	0.08	1.88
	incl.	16.25	18.80	2.55	0.62	0.12	3.08
		134.70	136.05	1.35	0.88	0.37	5.25
		143.10	184.00	40.90	0.79	0.15	0.94
	incl.	143.10	144.10	1.00	0.88	1.22	5.11
	and	151.05	152.40	1.35	3.18	0.13	1.09
	and	174.30	184.00	9.70	1.69	0.33	2.77
	and	174.30	176.00	1.70	3.07	1.60	3.45
	and	179.40	180.50	1.10	7.20	0.16	9.60
		204.25	221.50	17.25	4.84	1.08	12.84
FNX4201		34.40	37.40	3.00	2.10	0.14	0.76
		82.50	98.00	15.50	1.18	0.10	1.39
	incl.	82.50	83.70	1.20	3.17	0.12	7.50
		119.40	150.80	31.40	2.03	0.11	1.72
	incl.	119.40	138.55	19.15	3.02	0.11	2.48
	and	119.40	124.10	4.70	9.98	0.12	6.81
		146.35	147.35	1.00	2.66	0.83	5.04
		178.10	181.20	3.10	5.95	4.35	6.35
FNX4202		514.30	522.10	7.80	1.16	0.15	5.01
FNX4203		34.1	35.45	1.35	0.97	0.14	8.25
		149.0	166.10	17.10	1.62	1.24	1.55
		197.4	205.60	8.25	1.83	0.21	4.02
		212.9	222.85	9.95	10.16	0.89	6.17
	incl.	219.1	222.85	3.75	23.56	1.59	9.94
FNX4204		84.20	89.00	4.80	1.32	0.49	1.51
		104.50	110.00	5.50	2.07	0.16	2.14
		125.75	126.75	1.00	6.36	0.29	12.56
FNX4205		127.3	129.50	2.20	0.75	1.17	2.16
		208.5	211.10	2.60	9.11	0.12	2.64
		230.8	242.00	11.20	12.19	1.41	12.19

FNX Mining Company Inc.
29 March, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
		271.0	277.70	6.70	2.88	0.21	4.38
	incl.	271.0	272.00	1.00	4.64	1.11	17.75
	and	276.7	277.70	1.00	13.30	0.06	8.63
		297.0	306.50	9.50	5.99	0.76	5.58
		478.5	500.10	21.60	21.07	0.74	15.93
		547.5	554.00	6.50	3.44	1.25	2.50
	incl.	551.0	554.00	3.00	6.57	2.63	2.28
FNX4206		41.2	52.80	11.60	2.18	0.13	14.75
		78.0	83.30	5.30	0.57	0.05	2.12
		88.3	92.60	4.30	1.58	0.09	1.93
		115.0	116.10	1.10	2.40	0.07	0.89
		172.3	173.90	1.60	0.91	0.25	5.30
		216.7	218.70	2.00	1.05	0.08	3.44
		226.3	237.60	11.30	9.17	0.67	6.91
		246.4	250.40	4.00	0.28	0.04	2.05
FNX4207		74.0	75.00	1.00	1.34	0.06	1.20
		144.1	163.50	19.40	2.09	0.23	0.97
	incl.	144.1	152.35	8.25	2.84	0.30	1.48
		157.2	158.50	1.30	7.14	0.80	1.07
		176.0	198.00	22.00	6.25	0.33	4.66
		229.1	231.30	2.20	3.22	0.95	0.98
		264.2	265.20	1.00	2.56	0.33	0.65
		292.05	298.90	6.85	0.84	0.10	4.47
		317.9	321.70	3.80	0.70	2.06	7.22
	incl.	317.9	318.95	1.05	1.93	7.22	20.02
		341.55	345.25	3.70	16.68	0.38	10.90
		363.1	371.50	8.40	3.23	0.14	2.28
		399.35	400.75	1.40	0.76	0.12	2.70
FNX4208		197.70	210.00	12.30	3.10	0.29	4.77
		229.10	269.20	40.10	9.31	1.27	7.43
	incl.	236.60	263.10	26.50	12.06	1.74	9.27
		340.00	345.00	5.00	0.79	0.07	4.23
FNX4209		59.30	62.00	2.70	1.24	0.08	2.40
		70.25	80.40	10.15	1.68	0.40	2.52
		130.00	135.00	5.00	0.44	0.04	3.61
		194.90	201.50	6.60	1.47	0.24	1.52
	incl.	198.25	201.50	3.25	2.11	0.39	2.32
		239.45	263.05	23.60	3.45	0.14	4.40
	incl.	239.45	242.65	3.20	0.43	0.08	4.45
	and	246.20	249.10	2.90	0.78	0.10	3.85
	and	257.50	263.05	5.55	12.79	0.29	12.93
FNX4210		115.00	117.10	2.10	5.47	0.26	13.84
		138.70	143.60	4.90	2.73	0.22	5.22
	incl.	138.70	141.50	2.80	3.95	0.27	7.91

FNX Mining Company Inc.
29 March, 2005

DDH		Feet			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
	and	142.50	143.60	1.10	1.69	0.18	2.61
		150.50	151.80	1.30	1.53	0.40	9.09
		155.60	158.40	2.80	0.55	0.04	2.37
		172.00	175.90	3.90	19.59	0.96	11.19
FNX4211		33.00	34.20	1.20	2.25	0.30	1.24
		60.80	62.50	1.70	28.90	0.55	8.26
		84.30	85.60	1.30	1.63	0.11	1.93
		92.00	96.00	4.00	2.83	0.08	0.88
	incl.	92.00	93.00	1.00	8.74	0.10	1.00
	and	95.00	96.00	1.00	1.57	0.15	1.45
		109.30	110.30	1.00	10.15	13.30	13.74
		137.10	138.80	1.70	30.99	0.24	17.33
FNX4212A		357.70	362.90	5.20	0.56	0.07	1.90
		424.70	433.50	8.80	0.89	0.28	2.45
	incl.	432.20	433.50	1.30	4.02	1.61	1.10
		480.60	486.50	5.90	1.54	1.10	3.51
FNX4213		315	316.00	1.00	3.44	0.10	2.60
		317.3	318.30	1.00	0.88	0.11	1.23
		381.2	389.50	8.30	2.86	1.39	8.96
		419.5	420.50	1.00	0.95	0.85	1.57
		428.1	429.10	1.00	0.66	0.41	0.86
		444	448.70	4.70	0.17	0.03	2.90
		457	464.20	7.20	7.65	0.60	4.69
		484.8	486.90	2.10	7.91	3.56	45.74
		511.5	512.50	1.00	6.83	0.37	13.58
		539.9	568.70	28.80	4.39	0.63	5.44
	incl.	539.9	546.80	6.90	10.88	1.03	14.01
	and	552.3	556.00	3.70	8.98	0.59	7.80
	and	563.4	568.70	5.30	2.60	1.48	5.30
		588	605.50	17.50	1.34	0.47	6.34
	incl.	592.5	605.50	13.00	1.70	0.63	7.72
		639.8	643.60	3.80	29.00	0.65	18.93
FNX4214		26.7	30.80	4.10	7.00	0.75	4.24
		45.0	55.60	10.60	1.31	0.24	2.21
	incl.	54.4	55.60	1.20	5.07	1.24	2.86
		143.9	160.95	17.05	2.61	1.24	2.44
	incl.	154.8	155.75	1.00	6.20	11.05	9.55
		177.0	179.75	2.75	0.41	0.04	2.76
		197.3	202.95	5.65	1.45	0.45	4.29
		206.0	210.75	4.75	0.39	0.04	2.67
		280.9	291.30	10.45	7.84	4.43	9.75
		317.1	319.15	2.00	1.20	0.13	1.15

FNX Mining Company Inc.
29 March, 2005

PODOLSKY
NORTH DEPOSIT
Longitudinal Section (500 West)

Northeast
Southwest
13000 El
12500El
1700 N
2000 N
2300 N
Historical Borehole
FNX 2004-2005 Borehole
0
200
Feet

Figure 26

FNX Mining Company Inc.
29 March, 2005

8.4.3.2 South Zone

The South Zone, (Figures 17 & 18) is also located within the Whistle Offset dyke, some 350 ft. southwest and along strike from the North Deposit. Cu-Ni-PGE mineralization was intersected in six historic holes and confirmed by two FNX holes to 280 ft vertical below surface. The mineralization is similar in character to that in the North Deposit, and appears to be open down dip and along strike. No drilling was carried out on the South Zone in 2004.

8.4.3.3 Intermediate Zone

An area between the 2000 Deposit and South Zone was also drill tested in 2004. The target was a trend of chalcopyrite veinlets projected from surface and a weak off-hole geophysical anomaly from a 2003 drillhole FNX4072. Two holes (4,073ft) were completed on the target and both intersected anomalous Cu-Ni-TPM mineralization, with the best intersection grading 1.5% Cu, 0.3% Ni, 1.7 g/T TPM over 13.1 ft. This area will be followed up in 2005 with additional drilling.

8.4.3.4 2000 Deposit

The 2000 Deposit (Figures 17,18 & 20) lies within the Offset at a vertical depth of 1,700 to 2,500 ft from surface and immediately below the mineralization mined in the Whistle Open Pit. The 2000 Deposit consists of a steeply-dipping mineralized envelope (1000 ft x 450 ft) sandwiched between the eastern wall of the northeast-striking Whistle Offset Dyke and a large gabbroic xenolith trapped within the Dyke. The dominant host rock for the mineralization is metabreccia.

Mineralization is characterized by sulphide veins, stringers, and patches of disseminated to blebby sulfides. It typically contains a mixture of chalcopyrite, pendlandite, millerite and pyrrhotite. The high grade core of the deposit is subdivided into a 75º dipping upper portion and a 40º dipping lower cusp. Outside of this core the hangingwall gabbro xenolith also contains a significant halo of veins and veinlets. Surface drilling of the 2000 Deposit was completed on May 20, 2004. Significant intersections are listed in Table 17.

An advanced exploration underground program was initiated in mid-2004. This program includes sinking a 17 ft diameter shaft to the 2,450 ft Level and driving an access drift to the 2000 Deposit to facilitate delineation underground drilling and bulk sampling. The data collected from this advanced exploration program, scheduled for completion in 2006, will form the basis of a feasibility study of proceeding with mine development with production likely to begin in 2007.

FNX Mining Company Inc.
29 March, 2005

Borehole		Feet			%		g/t
		From	To	Length	Cu	Ni	TPM
FNX4123B		2577.8	2725.0	147.2	2.1	0.7	5.1
	incl	2577.8	2674.0	96.2	2.6	0.9	6.8
	incl	2619.9	2674.0	54.1	2.6	1.3	7.5
	incl	2619.9	2648.8	28.9	3.2	2.3	7.8
FNX4124A		1981.1	1994.7	13.6	1.1	0.1	8.0
		2278.3	2284.6	6.3	1.0	0.3	1.0
FNX4125		1925.8	1949.5	23.7	2.2	0.1	1.7
FNX4127A		2585.4	2611.5	26.1	1.2	0.3	11.5
	incl	2644.5	2664.9	20.4	2.4	0.5	3.7
	incl	2978.0	2999.0	21.0	0.5	0.1	2.1
FNX4128						nsv
FNX4129						nsv
FNX4131		2112.9	2115.4	2.5	9.5	0.1	9.7
		2216.0	2454.2	238.2	1.4	0.2	2.5
	incl	2216.0	2232.5	16.5	4.1	0.2	1.8
	incl	2352.9	2362.6	9.7	3.7	0.5	7.3
	incl	2403.5	2454.2	49.8	3.6	0.5	5.5
	incl	2436.4	2451.4	15.0	8.3	1.0	10.3
FNX4132		2076.0	2079.4	3.4	18.5	0.8	7.2
FNX4133	nsv
FNX4133A	nsv
FNX4134		2201.7	2204.4	2.7	6.6	0.8	4.5
		2247.8	2258.1	10.3	3.5	0.3	5.0
		2319.2	2330.8	11.6	5.3	1.0	2.8
		2389.5	2648.3	258.8	4.6	0.6	5.9
	incl	2394.6	2407.0	12.4	2.3	0.4	9.0
	incl	2417.7	2429.2	11.5	2.5	0.1	13.3
	incl	2443.6	2454.4	10.8	29.3	0.3	19.7
	incl	2472.3	2491.0	18.7	5.6	0.3	7.7
	incl	2513.4	2541.6	28.2	2.4	0.8	5.6
	incl	2582.5	2643.2	60.7	9.2	1.3	8.5
	incl	2604.7	2636.5	31.8	15.9	2.8	14.3
	incl	2629.5	2636.5	7.0	25.4	1.3	25.2
	incl	2617.5	2639.0	21.5	17.5	2.2	18.7
		2653.8	2675.0	21.2	0.8	0.1	2.6
FNX4134B		2097.0	2100.0	3.0	4.4	1.0	3.3
		2134.5	2136.0	1.5	18.8	0.0	17.0
		2159.2	2209.2	50.0	3.2	0.3	5.1
		2273.1	2432.3	159.2	4.3	0.4	7.9
		2395.2	2418.3	23.1	7.7	0.8	14.8
		2467.1	2472.9	5.8	31.2	0.5	19.3
		2494.0	2496.3	2.3	22.4	0.7	16.5
FNX4135		2496.1	2503.2	7.1	0.6	0.1	6.6
		2539.0	2545.7	6.7	1.2	0.1	6.6
		2799.0	2804.0	5.0	0.5	0.1	6.1

FNX Mining Company Inc.
29 March, 2005

PODOLSKY
2000 DEPOSIT
Inclined Longitudinal Section

1000 L
1500 L
2000 L
2500 L
4066
4054
4072
4067
4128
4122
4097
4125
4098
4009
4068
4132
4053
4095
4121
4096
4099
4007
4052
4006
4088
4005
4131
4002
4085
4083
4124A
4126
4004
4080
4001
4003
4084
4134B
4124
4089
4094
4123B
4008
4134
4123
4081
4090
4087
4130
4086
4129
4082
4127A
4127
4135
4091
4133
4092
4133A
2004 FNX Boreholes
Previously Reported FNX Boreholes
2000 Deposit
0
250
Feet
1000 S
500 S
00 S

8.4.3.5 Sublayer Lens A

     Lenses A and B are a set of bifurcating contact type (Ni-Cu) semi-massive sulphide lenses (Figure 18), occurring near the interface between the SIC contact and the Whistle Offset. Lens A is 200 ft east and 200 ft beneath the Whistle Open Pit, whereas Lens B extends 4066 600 ft down dip from the mine horizon of the Whistle Open Pit. Lens 1000 L A, had been tested by a few historic drill holes and four FNX drill holes from the 2003 program. In 2004, an 11 hole program for 9,589 ft was completed on Lens A in order to define the mineralization at 50 to 100 ft intercept spacing (Figure 21). The drilling confirmed Lens A as a 350 ft X 200 ft breccia sulfide to massive sulfide lens striking northeast and dipping southeast at 25-50°. The Lens ranges in thickness from 7.3 to 64.7 ft with nickel grades from 1.5 to 3.0%. Work planned for 2005 is to complete the interpretation of the Lens A Deposit and geologically model the Deposit to create a resource estimate. Table 1 lists significant intersections

Table 18:  Podolsky: Sublayer Lens A – 2004 Drillhole Assay Intersections

DDH		Ft			~~%~~		g/t
		From	To	Length	Cu	Ni	TPM
FNX4149		423.7	435.4	10.4	0.2	2.6	0.2
	incl.	485.2	509.6	24.4	0.2	1.7	0.3
	and	495.0	509.6	14.6	0.3	2.2	0.3
FNX4150		423.5	428.0	4.6	0.2	1.1	0.3
		665.2	666.2	1.0	0.3	2.3	0.2
FNX4151A		210.8	448.0	237.3	0.2	1.0	0.2
	incl.	326.2	400.2	74.0	0.2	1.5	0.2
	and	359.4	392.8	33.4	0.2	1.8	0.2
		551.3	587.1	35.8	0.1	1.0	0.1
	incl.	571.9	587.1	15.2	0.1	1.6	0.1
	and	581.6	587.1	5.5	0.2	2.6	0.2
		626.0	639.9	13.9	0.2	3.0	0.2
FNX4152		423.0	457.8	34.8	0.2	1.5	0.1
	incl.	438.7	457.8	19.1	0.2	2.0	0.2
FNX4154		532.4	561.3	28.9	0.2	2.1	0.1
	incl.	537.3	561.3	24.0	0.2	2.4	0.1
	and	547.2	561.3	14.1	0.3	3.2	0.2
FNX4155		224.7	360.0	135.3	0.2	1.0	0.2
	incl.	318.5	352.7	34.2	0.2	1.2	0.2
		506.1	513.4	7.3	0.5	2.3	0.1
FNX4156		351.0	451.2	100.2	0.2	1.1	0.2
	incl.	399.7	446.7	47.1	0.2	1.5	0.2
		587.6	599.9	12.3	0.3	2.1	0.2
FNX4159		564.5	567.2	2.6	0.1	2.9	0.1
		641.4	646.5	5.2	0.2	1.2	0.2

FNX Mining Company Inc.
29 March, 2005

FNX4170		395.3	430.0	34.4	0.2	1.0	0.2
	incl.	409.6	430.0	20.5	0.2	1.2	0.3
FNX4171		422.0	430.9	8.9	0.2	0.9	0.1

FNX Mining Company Inc.
29 March, 2005

PODOLSKY
LENS A
Longitudinal Section (Looking West)

FNX
FNX MINING COMPANY INC.
424340
56330
56360
390770
390950
56140
WH00660
346780
56160
412430
12800 El
FNX4064
4152
56020
WH00180
WH00240
56010
4149
390800
4171
412440
4150
12700 El
WH00550
4155
56220
4069
4055
56190
4057
346800
4151A
4154
4059
412320
56240
12600 El
4156
4056
4170
56290
Historical Borehole
FNX Borehole
4159
Lens A
High Grade
56280
405910
Significant Mineralization
12500 El
WH00430
WH00270
405770
412420
0
100
FNX4062
Feet
700 W
600 S
600 W
500 W
500 S
400 W
400 S
300 W
200 W
300 S

Figure 28

FNX Mining Company Inc.
29 March, 2005

8.4.3.6 Other Offset Exploration

During the latter part of 2003, surface mapping and sampling defined the location of the Whistle Offset Dyke in the northern portion of the Podolsky Property. A surface offset bulge was also identified during this work with associated pods of stringer to semi-massive chalcopyrite-pyrite mineralization containing significant TPM, copper and nickel values (up to 3.52 g/T TPM, 2.3% Cu and 1.2% Ni over 1.7 to 3.3 ft. Three shallow drill holes (1,676 ft) tested the mineralization beneath the Offset bulge but did not encounter significant Cu-Ni-TPM mineralization. A deeper hole (1,404 ft) tested the bulge structure to 1,000 ft below surface. No significant mineralization was encountered and a downhole UTEM survey failed to define any geophysical anomaly. There are no further plans to test this northern Offset target in 2005.

One deep hole (3,893ft) was drilled to test the Whistle Offset between the 2000 Deposit and the southern margin of the property. Though good continuity of the Offset was found in this direction, no significant mineralization was encountered.

8.4.3.7 Sublayer Exploration

The Podolsky Property contains approximately four kilometres of relatively sparsely tested SIC contact, with potential for contact (Ni-Cu) type mineralization. Several SIC targets were tested in 2004. On the eastern half of the property, a four hole program of 8,282 ft tested two weak-moderate strength, historic geophysical anomalies. This drilling intersected 500-710 ft wide Sublayer Norite and Granite Breccia units - favorable thickness for development of contact deposits in general. However, the drilling encountered no significant Ni-Cu mineralization and there was an absence of significant contact inflections and potential traps.

The SIC contact west of the Whistle Offset Dyke was tested with one hole. It did not encounter significant Ni-Cu mineralization, but did intersect a 600 ft core length of favorable Sudbury Breccia in the footwall. Further work in 2005 will focus on the large Sudbury Breccia unit west of the Whistle Offset Dyke, which contains anomalous Cu-Ni-TPM mineralization. Also to be tested in the same area is a significant pulse electromagnetic anomaly.

8.4.4      Advanced Underground Exploration

The SJV has now started an underground exploration and development program in order to further delineate the 2000 Deposit and obtain information required to bring the Deposit to the feasibility stage. The main purpose of the program will be to provide underground drill platforms for diamond drilling, delineate the zone, verify the continuity and grade of the mineralization, extract a bulk sample for metallurgical

FNX Mining Company Inc.
29 March, 2005

testwork, test mineability and ground conditions and complete the mineral resource and reserve estimates for mine planning.

The shaft collar has been established to 140 ft and the Galloway (sinking stage) has been assembled and is in the shaft. All necessary permits have been received and the hoist, shaft collar, headframe, collar house and hoistroom, office and dry facilities, electrical substation, and a water treatment plant have all been completed. Sinking is scheduled to commence late March, 2005.

The program involves sinking of a 17 ft diameter shaft to 2,450 ft and lateral development from the shaft to access the 2000 Deposit. From the access level, headings will be established in the mineralization to extract the bulk sample, totalling approximately 9,000 tons. A footwall drift will be developed as a platform for diamond drilling.

The bulk sample material will be trucked off-site for test processing in order to determine metal recoveries. Mine planning studies will be conducted after the completion of the bulk sampling programs. A Closure Plan to cover the work outlined for Podolsky has been filed with the regulatory authorities, and appropriate permitting will be obtained for any advancement of the property.

This advanced underground exploration program has been budgeted separately from the 2005 surface exploration program.

8.4.5 Recommended Work Program and Budget

The recommended work program for the Podolsky Property for 2005 includes

  Drilling the North Deposit to provide sufficient data for a resource estimation
  Drilling the Sudbury Breccia belts in the vicinity of the Offset
  Drilling the Offset between the 2000 and North Deposit
  Drilling the Offset to the north of the North Deposit in an area where a dislocation has been mapped
  Continued mapping of the property, geological modelling of internal features of the Whistle Offset and modeling and drilling of Sudbury Breccia belt to the east of Whistle Offset.

The planned program, including 29,000 ft of drilling in 34 surface holes, is budgeted at $1.55 million.

FNX Mining Company Inc.
29 March, 2005

8.5 VICTORIA PROPERTY

8.5.1      Location, History, Infrastructure & Environment

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km southwest of Sudbury in Denison Township (Figures 1 & 22). Access is via paved roads and a rail spur from the main CPR line is located 2.5 km south of the property.

Copper and nickel sulphide mineralization was discovered in 1886. Following the 1899 acquisition of the property by the Mond Nickel Company, ore production and shaft sinking continued from 1900 to 1918. In 1918 a vertical three-compartment production shaft was sunk to a depth of 3,012 ft. During the period 1900-1923, 888,000 tons of ore averaging 2.99% Cu and 2.12% Ni were produced. Following cessation of mining in 1923 the mine was flooded. The property was acquired by Inco in 1931 following the merger with Mond Nickel.

The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu, 0.83 % Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria property was 1,543,000 tons grading 2.26% Cu and 1.57% Ni, + TPM. (Table 1). The TPMs, in the order of + 2 g/t, are extrapolated from the production data for 1973-78.

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3,000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 Levels.

Following termination of mining activity in 1978 the underground workings were flooded, and the shaft capped. No surface infrastructure remains. Some closure work has been done on the site under Inco's ongoing environmental reclamation program. The site of the old shaft has been fenced off and grassed over.

As previously reported FNX has undertaken baseline environmental studies to characterize current conditions at the Property. As a result of these activities certain areas have been sterilized from surface development. A site characterization was completed by a third party consultant during 2004 and this defined existing mining disturbances at the Victoria property.

The Company has held introductory meetings with Sagamok and Whitefish Lake First Nations. In addition, the Company holds regular discussions with recreational users including the Sudbury Trail Plan regarding the snowmobile trails on the property.

FNX Mining Company Inc.
29 March, 2005

VICTORIA PROPERTY

Denison Township

Fairbank Lake
FAIRBANK
Skill Lake
Crean Hill No. 3
Parcel 19824'A'SWS
Crean Hill
Ellen No.1 & No. 2
8283SWS
Instrument No. 151
VICTORIA
MINE
Vermilion
Parcel 483SWS
DRURY
McIntyre
DENISON
AER/Kidd
Worthington
Totten
WHITEFISH
Town Site
Mine/Deposit
SIC Contact
0
2.5
km

FNX Mining Company Inc.
29 March, 2005

8.5.2    Property Geology & Mineralization

The Victoria property is situated (Figure 23) at the junction of the SIC and the Worthington quartz diorite Offset Dyke, approximately 6.5 km northeast of Inco’s Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria property and the Totten Deposit. Two of these, the adjacent McIntyre deposit and the AER/Kidd Copper property, located 3 km further southwest from the Victoria property, were the objects of small mining operations.

Within the property, both the footwall contact of the SIC and the Worthington Offset Dyke dip steeply. Both intrude sheared and metamorphosed mafic volcanic and sedimentary rocks of the Stobie Formation. Zones of Sudbury Breccia occur throughout the property as discontinuous lenses. Late quartz diabase and olivine diabase dykes cross-cut all lithologies. Two dominant structural shear directions, one set trending northwest-southeast and the other trending northeast-southwest, have been defined and these control the distribution of mineralization on the property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses dip and plunge steeply and are typically pipe-like (Figure 24). The complex structural features of the property have caused remobilization of the sulphides and control the lateral extent and dimensions of the mineralization.

8.5.3     Targets

Numerous zones of Cu-Ni-PGM mineralization are present on the Victoria property (Figures 23 & 24) and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones, have been mined. In addition to the above, there are several other known mineralized zones on the property which have not been the focus of historical production. These include the Far West Zone, the East Zone, the Dyke Zone, and the newly discovered Powerline Zone.

The main focus of the FNX exploration program has been the shallow, previously unmined portions of the No. 1 and No. 2 West Zone, the Far West zone, and the down-plunge potential of the No. 4 zone. In addition, limited exploration has been completed on the numerous quartz diorite offset dykes bodies on the property, resulting in the discovery of the Powerline Zone in late 2002.

No drilling was carried out on the Victoria Property in 2004.

FNX Mining Company Inc.
29 March, 2005

VICTORIA PROPERTY
Geology Plan

Far West
No. 1
West
Victoria
N
SIC
Quartz Diorite
Mafic Metavolcanics and Metasediments
Deposits
0
500
Meters

FNX Mining Company Inc.
29 March, 2005

8.5.3.1 No. 4 Zone

The No. 4 Zone lies 820 ft east of the Victoria shaft and contains Cu-Ni-PGM bearing sulphides hosted by diorite, quartz diorite, metagabbro and metasedimentary rocks. The No. 4 Zone was mined above 750 Level and the possible down dip extension of the Zone represents a target area of 400 by 2,200 ft

Three holes in previously reported drilling completed in 2003 intersected variable widths of stringer to semi-massive mineralization grading up to 0.5% Cu, 1.2 % Ni, 2.4 g/t TPM over 4.9ft. This drilling, while identifying a thin, continuous zone of mineralization along the edge of the Quartz Diorite and confirming the geological model, failed to intersect mineralization of economic significance.

8.5.3.2 West Zone

The West Zone was the focus of previous production at Victoria and was mined to a depth of 3,000 feet. Cu-Ni-PGM sulphide mineralization occurs as structurally controlled massive to inclusion-rich massive sulphide adjacent to the SIC contact.

Previously reported drilling confirmed that the mineralization extends at least a further 700 ft below the 3000 Level and as these holes are widely spaced more detailed drilling is required to further explore this zone.

KIRKWOOD PROPERTY
Longitudinal Section (Looking North)
Target Areas
Surface
Quartz Diorite Zone
East Zone
1000 L
2000 L
Lower East Zone
3800 Zone
Mined Out
Mineralized Zone
Borehole Pierce Point
0
1000
Feet
Falconbridge
34000 E
38200 E

Figure 27

FNX Mining Company Inc.
29 March, 2005

8.5.3.3 No. 1 West Zone

The No. 1 West Zone, (Figures 23 & 24), is located 330 ft west of the Victoria shaft and consists of a structurally controlled, steeply plunging zone of Cu-Ni sulphides.

FNX has previously reported the results of 20 diamond drillholes within the shallow part of the No. 1 West Zone. The drilling was completed on approximately 50 ft centers and the assay results have defined the mineralization over a 350 ft strike length and down to the -200 ft vertical level, including a thicker core with a 100 -150 ft strike length.

Historic drilling has indicated significant mineralization over substantial intersection from the deeper part of this zone. These previously reported intersections (1.56% Cu, 2.55% Ni, 5.1 g/t TPM over 20.4 ft. and 0.89% Cu, 0.19% Ni, 0.21 oz/t TPM over 11.4 ft.) support the presence of a mineralized envelope within which local higher values are present. Though FNX has not tested the deeper part of this zone it warrants additional exploration drilling, as it appears to be open down dip and down plunge towards the 3000 Level.

Analogies with other deposits along the Worthington Offset suggest that significant PGM mineralization could occur at increased depth in this geological environment.

8.5.3.4 No.2 West Zone

The No.2 West Zone, (Figures 23 & 25), is adjacent to and some 400 ft west of the No.1 West Zone. The Zone is similar to the No. 1 West in that historically a shallow, near-surface, zone has been outlined by drilling. The zone is hosted in sublayer norite with a Ni-Cu-PGE zone at the base of the SIC. It consists of narrow, steeply dipping lenses, of high grade mineralization contained within a wider interval of low grade mineralization in the sublayer norite. This high grade core was partially mined by Inco from the 1350 Level.

Exploration by FNX in 2002 outlined the stringer to semi-massive sulphides at the base of the SIC over a 900 ft strike length and also defined the high grade massive core from surface down to the 800 ft vertical level, to within 400 ft of the previously mined portion. This zone returned intersections grading up to

3.12% Cu, 2. 03 % Ni, 4.11 g/t TPM over 44.4 ft.

Work on the No. 2 West Zone in 2003 focused on geological mapping, interpretation, and modeling to facilitate resource estimation. A detailed surface structural mapping program was integrated with the drillhole data to help with geological modeling and interpretation. In addition, two holes were drilled to test the eastern extension of the high grade shear hosted mineralization within the sublayer. These holes were targeted 100 ft east of the known mineralization, at the 400 ft and 600 ft vertical level. Both holes

FNX Mining Company Inc.
29 March, 2005

intersected significant mineralization grading up to 0.4% Cu, 1.0 % Ni, 1.7 g/t TPM over 29.5 ft, including 0.5% Cu, 1.5 % Ni, 3.5 g/t TPM over 7.8 ft.

Historic drilling has tested the No. 2 West Zone to below the 3000 Level and two holes demonstrate the potential of this deep part of the zone as follows: 2.03% Cu, 0.35% Ni, 1.6 g/t TPM over 34.6 ft at the 1900 Level and 1.11% Cu, 0.66% Ni, 3.6 g/t TPM over 162.7 ft immediately below the 3000 Level. FNX has not completed any exploration on the deep portions of the No. 2 West Zone to date.

FNX
FNX MINING COMPANY INC.
VICTORIA PROPERTY
Longitudinal Section (Looking North)
Target Areas
Far West
Surface
No. 1 West Zone
No. 4 Zone
750 L
1350 L
3000 L
West Zone
No. 2 West Zone
Mined Out
Mineralized Zone
Borehole Pierce Point
Faults
0
1000
Feet
12000 W
9800 W
9000 W

Figure 24

FNX Mining Company Inc.
29 March, 2005

8.5.3.5 Far West Zone

Historical drilling by Inco on the Far West Zone identified significant widths of low grade Cu-Ni mineralization within sublayer rocks at the contact of the Sudbury Igneous Complex. In 2002, FNX drilled four holes on the down-plunge trend of the historical drilling to explore for a higher grade core within the low grade sulphide zone. No high-grade or massive sulphide zones of economic significance were indicated and no further work is planned on this target area.

8.5.3.6 Powerline Deposit

The Powerline Deposit was a new discovery made by FNX Mining in 2002 and previously reported. The zone is located approximately 1,100 ft south of the No. 4 Zone at the western termination of an east-west striking quartz diorite body (Figures 23). The high grade core of the Powerline Deposit returned assays (previously reported) up to 6.7 % Cu, 1.3% Ni, 13.3 g/t TPM over 42.3 ft and including 7.7% Cu, 1.5% Ni, 15.5 g/t TPM over 35.8 ft. Follow-up drilling in 2003 showed that this high grade was limited in extent. No drilling was carried out in 2004 but the encouragement given by this discovery requires that additional compilation and integration of data be carried out as follow up is justified in this geological environment.

8.5.3.7 Offset Dyke Targets

In the second half of 2003 drilling focused on quartz diorite bodies located in the southern and eastern portions of the Victoria Property. A downhole Pulse EM survey using historic drill holes helped to direct the exploration efforts. Using the EM responses and historic intersections, the Sudbury Joint Venture completed nine drill holes totaling 12,599 ft targeting the quartz diorite areas. While several of the holes intersected anomalous mineralization, no intervals of economic significance were identified.

In 2004 geological mapping, beepmat survey, hydraulic outcrop stripping, and rocksaw channel sampling were completed at three locations within the various quartz diorite bodies southeast of the No 4 deposit, and the Creighton Fault. One of these areas returned anomalous Cu – Ni - TPM assays that requires follow up.

Target generation is in progress in 2005, and two drill holes (1600ft) are planned for untested portions of the Ooffset.

FNX Mining Company Inc.
29 March, 2005

8.5.4     Recommended Work Program and Budget

As noted above the Victoria property is in-board from the Totten deposit which is also on the Worthington Offset dyke. A new deposit with published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and 4.8 g/t PGM has been announced by Inco. It is anticipated that the announced resources will be increased significantly. The important point of this analogy is that this new deposit has been found below and adjacent to an older deposit which was mined during the 1960s.

Though no drilling was undertaken during 2004 the Victoria Property is regarded as holding promise. The 2005 exploration program will focus on further delineation and infill drilling of the No. 2 West Deposit. For these purposes 3,200 ft of surface diamond drilling is allocated to facilitate a pre-feasibility study. A further 1,600 ft have been allocated to test other targets along the offset dykes for Powerline-type deposits.

A budget of $0.5 million is allocated for the 2005 Victoria program.

FNX Mining Company Inc.
29 March, 2005

8.6 KIRKWOOD PROPERTY

8.6.1      Location, History, Infrastructure & Environment

The Kirkwood property, comprising 473.0 acres in three patented mining parcels, is located in Garson Twp., some 11 km northeast of Sudbury, (Figures 1 & 26). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

Copper and nickel sulphide mineralization was discovered in 1892 and the property was purchased by the Mond Nickel Company. During the period 1914-1916, three shallow shafts (38 m; 61 m; & 18 m) were excavated and production totalled 71,600 tons grading 1.53% Cu and 2.81% Ni. The mine was closed and flooded in 1916. The property was acquired by Inco following the acquisition of Mond Nickel and exploration drilling was carried out during the period 1947-1964.

In 1969 a new vertical, three-compartment shaft was excavated to a depth of 650 m. A total of 2,488,000 tons of ore averaging 0.99% Cu and 0.87% Ni was produced from the Main and East orebodies between 1969 and 1976. A total of 134,000 tons of ore grading 0.96% Cu and 0.53% Ni was produced from a small open pit from 1970-1972. The total historical production from the Kirkwood property was

2,695,000 tons grading 1.00% Cu and 0.90% Ni.

Exploration drifts were driven on the 1,000 and 2,000 ft levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east. In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2,100 feet. Level development occurs on the 100, 200, 300, 400, 600, 800, 1,000, 1,200, 1,600 and 2,000 ft levels. The underground workings are flooded and the shaft has been capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

An environmental site characterization was completed by a third party consultant in the first quarter 2004. This study defined existing mining disturbances at the property, delineated watershed boundaries and established an upstream and a downstream monitoring station in the on-site creek. These monitoring programs will maintain compliance with regulatory requirements and will also establish an environmental baseline so as to distinguish between existing and incremental liabilities resulting from Joint Venture activities.

FNX Mining Company Inc.
29 March, 2005

KIRKWOOD PROPERTY
Garson Township
GARSON
Whitson Lake
Kirkwood
Parcel 214SES
Parcel 4929SES
Sheppard
Garson
McConnell
Offset
Parcel 218SES
Blezard
BLEZARD
GARSON
McKIM
NEELON
SIC Contact
SUDBURY
Inco Mine/Deposit Names
0
2.5
km
Ramsey Lake

Figure 31

FNX Mining Company Inc.
29 March, 2005

8.6.2 Property Geology & Mineralization

The Kirkwood property is located towards the southeast end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics (Figures 1). The contact strikes east-west and dips steeply to the south. The footwall norite is medium-grained and generally sheared at and adjacent to the contact. The hangingwall consists of a series of metamorphosed sediments and volcanics with minor schist zones.

An east-trending quartz diorite dyke occurs south of the norite contact within a zone of Sudbury breccia, which parallels the norite contact.

8.6.3 Targets

Cu-Ni-PGM sulphide mineralization at Kirkwood has been defined in six distinct zones. These are the Main, East, West, Lower East, Quartz Diorite and 3800 zones. Four of these zones are shown in Figure 27. The higher-grade Main and East orebodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 zones contain low-grade Cu-Ni-PGM mineralization, which has not been mined. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

8.6.3.1 West Zone

The West Zone, lying to the west of the shaft and down dip from the East Zone (Figure 27), consists of a large mass of disseminated sulphides with minor massive sulphide bands within norite adjacent to the contact with the volcanics and sediments. The Zone extends 2000 ft west of the main shaft, dips steeply south and has an average thickness of 30 feet. Cu-Ni-PGM mineralization has been defined from surface to a depth of 4,300 feet. Below this level the zone is unexplored. Two areas of elevated PGM values (>1.5 g/ton) have been defined within the larger West Zone mineral envelope.

FNX Mining Company Inc.
29 March, 2005

KIRKWOOD PROPERTY
Longitudinal Section (Looking North)
Target Areas

Surface
Quartz Diorite Zone
East Zone
1000 L
2000 L
Lower East Zone
3800 Zone
Mined Out
Mineralized Zone
Borehole Pierce Point
0
1000
Feet
Falconbridge
34000 E
38200 E

Figure 27

FNX Mining Company Inc.
29 March, 2005

8.6.3.2 Lower East/3800 Zones

The Lower East and 3800 Zones (Figure 27) can be combined, as one is probably a continuation of the other. They occur within a broader zone of elevated PGM mineralization (>1.5 g/t) that plunges to the east at 55°. Both zones have been partially defined by underground drillholes.

The Lower East Zone lies between the 2000 and 3000 Levels and up-plunge from the 3800 Zone. It consists of disseminated sulphides within norite adjacent to the contact with the volcanics and sediments. It dips steeply south, has a strike length of 500 ft and an average thickness of 50 feet.

The 3800 Zone of Cu-Ni-PGM mineralization (Figure 27`) is situated on the 3800 Level and centred on section 38200 E. It consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 feet. Six historic drillholes (previously reported) yielded seven intersections, five of which are greater than 10 ft, ranging from 2.9 to 81.2 feet. Intersections include 2.31% Cu, 1.28% Ni, 2.7 g/t TPM over 29.0 ft

8.6.4 Recommended Work Program and Budget

The Kirkwood Property, being ranked lower potential than the other SJV properties, has had very little field work and no drilling by the SJV. The targets are deep and the main activity has been compilation of the data, environmental site characterization, and an airborne survey. The main target remains the Lower East and 3800 Zones and the intervening area together with the depth potential in the untested area below the 4000 level.

Budgeted expenditures for 2005 are $65,000 which will be mainly directed towards property maintenance.

FNX Mining Company Inc.
29 March, 2005

9. CONCLUSIONS & RECOMMENDATIONS

FNX Mining Company Inc. has exercised their option to acquire five highly regarded mineral properties (all former producers) in the Sudbury Mining Camp. FNX (75%), together with their joint venture partner (25%), now own 100% interest in the mineral rights on the properties.

The potential of these properties is illustrated by the fact that the Joint Venture commenced ore production at the McCreedy West mine in May 2003, only 14 months after commencement of the exploration program.

The infrastructure available in the Sudbury Area (mills, smelters and refineries) together with the mining culture and ready availability of all services required by an exploration and mining company enhances the value of these acquisitions and supports more efficient and cost effective mine development.

The high value of Sudbury ores together with the variety of metals is more beneficial than reliance on one or two metals. The precious metal content of the Sudbury ores is also attractive.

In the 36 months since field operations began the Company has completed 698,834 ft of diamond drilling in 555 holes from surface and a further 269,774 ft in 689 holes from underground locations. Approximately 67,600 samples have been sent for assay.

The discovery of a high grade Cu-Ni-PGM deposit in the footwall of the Levack Mine was announced in February 2005 and underlines the value of such deposits. Exploration is continuing.

Commercial ore production was declared at McCreedy West on 1 November, 2003. Production from then to 31 October, 2004 (corresponding to the fiscal year 2004) resulted in 283,358 tons of crushed ore being shipped to Inco’s Clarabelle Mill and comprising 267,377 tons of nickel ore and 16,000 tons of copper ore.

Reserves and resources were updated to December 31, 2004. Those for the McCreedy West Mine, included an initial resource estimate for the McCreedy West PM Deposit. Resources were updated for the Levack Mine. These in-house estimates were reviewed and confirmed by independent consultants Roscoe Postle Associates (RPA).

RPA also confirmed that FNX practices and procedures meet or exceed industry standards as required by NI 43-101.

At present five surface drill rigs and three underground rigs are in operation focusing on in-fill and exploration drilling at McCreedy West; continuing exploration on the North Range Footwall and exploring targets at Podolsky.

FNX Mining Company Inc.
29 March, 2005

All baseline (characterization) studies have been completed on all properties and additional information compiled and filed in support of closure plan amendments at McCreedy West and Levack.

Currently, 38 persons comprise the FNX exploration staff in Sudbury, with 20 of these being geoscientists. Two exploration offices are maintained, one in Sudbury and the other in Levack.

Mine development and production have accelerated at McCreedy West and currently 152 persons are employed at the mine.

At the adjacent Levack Mine rehabilitation of the hoist, all electrical systems and headframe was completed and new offices and drys were built. Shaft rehabilitation began in first Quarter 2005. Approximately 30 personnel are currently at Levack.

The Podolsky (formerely Norman) project advanced with the completion of the shaft collar to 140 ft., the installation of the sinking stage (Galloway) and the initiation of shaft sinking proper is scheduled to commence in late March 2005.

A fully serviced operation has been established at Podolsky to support the sinking of the Podolsky Deposit shaft so as to permit continuing exploration of the Deposit from underground and to take a bulk sample as part of the Feasibility Study. At February 28, 2005 there were 45 SJV personnel and five contractor personnel on site.

A review of the properties leads to the following conclusions & recommendations:

McCreedy West

  The property is located within the western part of the 8.5 km-long North Range mineralized belt which has hosted 16 current and past producers.
  Contact and Footwall deposits have been mined at McCreedy West (16 million tons) and the differing mineralogy offers the ability for selective mining as metal prices vary.
  FNX and its Sudbury Joint Venture partner began mining in May 2003 and declared commercial production from November, 2003.
  Mining during fiscal 2004 resulted in 283,400 tons of ore being shipped to the Clarabelle Mill.
  Ore reserve/resources were updated at year end and reserves at McCreedy West remain steady at 1.36 million tons. The first resources were released for the PM Deposit at McCreedy West while drilling from underground at Levack resulted in the promotion of indicated resources to the measured class.

FNX Mining Company Inc.
29 March, 2005

  Exploration continues at McCreedy West with three underground rigs involved in delineation drilling for reserves and resources and also on exploration for new sources of ore.
  Drilling continued to develop the potential of the PM Deposit and the exploration ramp assisted in the resource estimate and also provided very positive bulk sample results.

It is recommended that drilling to extend and delineate the known deposits be continued, that testing of new target areas be continued in order to augment the reserve/resource base thereby significantly extending the mine life and that the planned exploration program, budgeted at $4.65 million be completed. It is further recommended that initial mining be carried out in the PM to determine the most appropriate mining method and that the exploration ramp into the PM Deposit be advanced to completion as quickly as possible

Levack Property

  Previous mining at this property, located immediately east of the McCreedy West Mine, produced in excess of 60 million tons of Cu-Ni-TPM ore from both Contact and Footwall - type deposits.
  A review of the Inco mineral inventory for Levack combined with data from FNX drilling has resulted in a resource estimation of 4.6 million tons grading 2.1% Ni and 1.0% Cu in the measured and indicated categories. These estimates have been independently audited and verified by consultants Roscoe Postle Associates.
  The 1600 Level from the adjacent McCreedy West mine to Levack has been rehabilitated for its entire length of 6,800 ft and drill stations established in the old Levack workings.
  Diamond drilling from these underground platforms has resulted in an upgrading of indicated resources to the measured category for the 1300 Deposit in a resource/reserve update to 31 December, 2004.
  Shaft and infrastructure rehabilitation is progressing with the intention of achieving preproduction ore from the mine by year end.

It is recommended that the planned $1.65 milion exploration program be completed contingent on getting access to the underground drill platforms on schedule.

North Range Footwall Exploration

This program searching for high grade Cu-Ni-PGM mineralization in the 4.5 km section of the footwall to the contact Ni-rich deposits had received encouragement during the year. What may be regarded as the discovery hole for a new footwall deposit was announced in late February 2005 and there are now five rigs pursuing this target. The program is based on the following concepts:

  Relatively small tonnages of Footwall mineralization have been mined in the McCreedy West and Levack mines though Footwall deposits are being mined at a distance of 3,000 to 4,000 ft into the footwall on adjacent properties

FNX Mining Company Inc.
29 March, 2005

  Surface occurrences of footwall-type mineralization are known for in excess of 1500 ft into the footwall on both properties
  Mapping, surface geophysical surveys and drilling have shown the presence of favourable mineralized Sudbury Breccia and narrow Cu – TPM veins with high grades have been intersected.
  A new high-grade Footwall discovery was announced by the SJV at the end of February, 2005 and this will be aggressively followed up.
  The program includes follow up of these veins in addition to testing new targets developed from continuing exploration. Drilling will be from both surface and underground platforms.

It is recommended that the 2005 exploration program, budgeted at $2.7 million be completed and that additional budget be considered to aggressively pursue the new discovery. .

Podolsky Property

  This property is located along the Whistle Offset dyke to the northeast of the former Whistle mine.
  Drilling has identified three zones of Cu-Ni –TPM mineralization over a strike length of 2000 ft and from surface to a depth of 2000 ft together with initial testing of other targets.
  Though no resource estimates have been undertaken on the North Deposit, additional drilling has assisted in our understanding of the controls to mineralization.
  Drilling during 2004 confirmed an area of significant Cu (Ni) –TPM grades within an envelope of lower grade mineralization.
  The shaft to access the 2000 Deposit was collared at 28 February and shaft sinking proper was scheduled to commence by late March.
  Drilling will continue on other targets generated from integrated exploration techniques

It is recommended that the planned exploration program budgeted at $1.55 million proceed and that geological support be given to the underground advanced exploration program.

FNX Mining Company Inc.
29 March, 2005

Victoria:

  Previous FNX exploration has confirmed the potential for both Contact and Offset - type deposits on the property.
  The shallow drilling has confirmed the presence of significant shallow mineralization with open-pit potential in the #2 West Zone Contact Zone and has discovered a high grade massive sulphide core to the zone.
  Follow-up of the Powerline Deposit, discovered in 2003, outlined a small tonnage deposit and also found a satellite deposit along strike to the west. These discoveries, drilled to shallow depths, demonstrate the potential of the offset environment on the Property and will require additional drilling.
  No drilling was carried out in 2004
  The discovery of the Powerline Deposit, the presence of significant TPM values which will enhance the value of any ore produced and the regional setting of the property require that additional exploration be pursued. .

It is recommended that the exploration program, budgeted at $0.5 million including the proposed diamond drilling, be completed.

Kirkwood

  Historic drilling has outlined a potential target at this former producer.
  An airborne geophysical survey and preliminary data compilation have been completed.
  An environmental site characterization, setting the environmental baseline before substantial site disturbance, has been completed by an independent consultant.

It is recommended that the limited program, budgeted at $0.06 million and directed primarily towards property maintenance, be undertaken.

Recommendations

It is recommended that FNX Mining Company Inc. proceed with the technical programs outlined for each of the properties and that the 2005 program, budgeted at $11.4 million, be executed.

FNX Mining Company Inc.
29 March, 2005

10. BUDGET

The exploration programs described above are budgeted at $11.4 million including administration and contingency allowances and are itemized in Table 19.

The objectives of this work program are:

  to increase the resource/reserve base at McCreedy West and Levack mines focusing on contact-style Ni deposits to test for extensions of known deposits and to explore more distal targets within the McCreedy West/Levack mines complex to ramp up the North Range Footwall exploration in the search for Cu-PGM deposits to support the advanced exploration program in the PM Deposit at the McCreedy West Mine in order to complete the planned feasibility study to support the advanced exploration program at Podolsky
  to test the SIC (Ni) targets; Offset Dyke targets and Sudbury Breccia targets at Podolsky to advance resources/reserve estimations at Victoria
  to continue to assess opportunities to expand our property holdings in Sudbury.
  to continue to carry out all activities in an environmentally sound and safe manner

The work program recommended for the McCreedy West mine and, to a lesser extent, the Levack Mine, will use the underground workings for drill platforms thereby reducing drill costs significantly while permitting a much more rapid assessment to be undertaken.

As in previous years, all components of the overall program are flexible in that full expenditure of the budgeted amount for each property will depend on results and uncommitted funds may be re-allocated to aggressively pursue the most successful programs. Supplementary budgets may be constructed to follow up the new Footwall discovery.

FNX Mining Company Inc.
29 March, 2005

SUDBURY JOINT VENTURE												
	McCreedy West		Levack		North Range F Wall		Podolsky		Victoria	Kirkwood		TOTAL
	Surface	U/G	Surface	U/G	Surface	U/G	Surface	U/G			Misc	SJV
cost/ft	35.00	28.00										
Drilling												
Feet	**15,000**	**94,500**	**7,500**	**29,800**	**51,500**	**3,000**	**29,000**		**4,800**			**235,100**
Allocation %	7%	40%	3%	13%	22%	1%	12%		2%	0		
Cost	$525,000	$2,646,000	$262,500	$834,400	$1,802,500	$84,000	$1,015,000	$0	$168,000	$0		$7,337,400
CAD/GIS	$19,881	$118,316	$9,698	$38,099	$48,356	$4,017	$39,968	$0	$5,680	$0		$284,016
IT	$12,747	$77,424	$6,609	$24,819	$26,310	$2,967	$27,582	$0	$3,642			$182,100
Res/Res	$17,578	$269,369	$3,609	$109,141	$26,469	$1,203	$14,438	$70,200	$33,306	$0		$545,313
QA/QC	$6,860	$39,200	$22,560	$5,655	$9,570	$435	$11,760	$0	$1,960	$0		$98,000
Safety/Health	$1,775	$10,543	$861	$3,396	$4,378	$354	$3,543	$0	$507			$25,356
Environment	$0		$0				$0		$192,757	$5,445	$168,798	$367,000
Geophysics												
Borehole	$50,400		$25,200		$172,800		$97,200		$14,400			$360,000
Property Maint.										$50,000		$50,000
Sudbury Admin	$23,100	$132,646	$10,527	$41,829	$72,288	$4,211	$40,706	$0	$6,738	$0	$0	$330,000
Training											$10,000	$10,000
Conferences											$10,000	$10,000
Consultants											$50,000	$50,000
Sub-Total	**$657,341**	**$3,293,497**	**$341,564**	**$1,057,339**	**$2,162,672**	**$97,187**	**$1,250,197**	**$70,200**	**$426,990**	**$55,445**	**$238,798**	**$9,649,185**
7% Indirect	$46,014	$230,545	$23,910	$74,014	$151,387	$6,803	$87,514	$4,914	$29,889	$3,881	$16,716	$675,443
											$0	
Sub-Total	$703,355	$3,524,042	$365,474	$1,131,353	$2,314,059	$103,990	$1,337,711	$75,114	$456,879	$59,326	$255,514	$10,324,628
											$0	
Contingency	$70,335	$352,404	$36,547	$113,135	$231,406	$10,399	$133,771	$7,511	$45,688	$5,933	$25,551	$1,032,463
TOTALS	**$773,690**	**$3,876,446**	**$402,021**	**$1,244,488**	**$2,545,464**	**$114,389**	**$1,471,482**	**$82,625**	**$502,567**	**$65,259**	**$281,066**	**$11,357,091**
	$4,650,136		**$1,646,510**		**$2,659,854**		**$1,554,107**

FNX Mining Company Inc.
29 March, 2005

11  CERTIFICATE

CERTIFICATE

To Accompany the Technical Report dated March 29, 2005

Property Report, Sudbury, Ontario Cu-Ni-PGE Properties (Victoria, McCreedy West, Levack, Podolsky and Kirkwood)

I, Dr. James M. Patterson, BA (Hons. Geology), Ph.D., P. Geo., DIC., do hereby certify that:

1.	I reside at 2292 Carol Road, Oakville, Ontario, L6J 6B6.
2.	I am Vice President, Exploration of FNX Mining Company Inc.
3.	I am a registered Practicing Member of the Association of Professional Geoscientists of Ontario (Registration No. 0419); Member of the Prospectors & Developers Association of Canada; Founding President Irish Association for Economic Geology and a former Member of the Society of Economic Geologists. I hold an Honours Geology Degree (BA Hons) from Trinity College, University of Dublin, Ireland; a Ph.D in Mining Geology from the Royal School of Mines, University of London, England and a Diploma of Imperial College, University of London, England. I have practised my profession as a geologist for over 40 years and have worked in Europe, SE Asia and North America. During my career I have worked with the private sector, government geological surveys, Canadian International Development Agency and have completed assignments for the UN. For the past 5 years I have been involved in exploration programs in the Sudbury Basin and am familiar with the geology and mineral deposits of that area.

4.	I am a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").
5.	Since October 2001, I have been intimately associated with the Project and have been intimately involved with all aspects of the FNX Mining Company Inc. exploration program, including regular site visits, since its initiation in January 2002.

6.	I have prepared the Technical Report in its entirety and have drawn on information supplied by Senior Project Personnel in the Corporation’s Sudbury offices and senior Mining Personnel from our Sudbury Joint Venture partner, Dynatec Corporation..

7.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1 and in conformity with generally accepted Canadian mining industry practices.

Dated as of the 29th day of March, 2005

_____
(“Signed”)
_________________________

Dr. James M. Patterson, P.Geo (0419)

FNX Mining Company Inc.
29 March, 2005

  REFERENCES

  FNX Mining Company Inc.

    Confidential Records and Files from February 2002 to March, 2005
    Public News Releases
    SEDAR Filings

  Inco Limited

    Confidential Corporation Files Ontario Geological Survey

  Ontario Geological Survey

    The Geology and Ore Deposits of the Sudbury Structure, Special Volume 1, 603 pages. 1984

  Patterson, James M.

    Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 23 March, 2004 : 14 May, 2004
    Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for FNX Mining Company Inc., An Update to 30 April, 2003 :  9 May, 2003
    An Update to Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc. : 31 May, 2002
    Technical Report on Mineral Properties in the Sudbury Basin, Ontario, for Fort Knox Gold Resources Inc.: 7 November, 2001

  Roscoe Postle Associates Inc

    Letter Report on the PM Deposit Resource Estimate, McCreedy West Mine, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 22 March, 2005
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    Review of the Mineral Resources & Mineral Reserves of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc., 22 August, 2003 (Filed on SEDAR)
    Review of the Mineral Resources of the McCreedy West Mine Property, Sudbury Area, Ontario; Prepared for FNX Mining Company Inc.,
    5 March, 2003. (Filed on SEDAR)

  Spiteri Geological & Mining Consultants Inc. (SGM)

    Fort Knox Project, Sudbury, Ontario. Independent Check Sampling & Assaying Program: July 27, 2001
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FNX Mining Company Inc.
29 March, 2005

Appendix: 1

ABBREVIATIONS AND CONVERSIONS

Abbreviation	Metal	Minerals	Chemical Formula
Au	Gold		Au
Co	Cobalt
Cu	Copper	Chalcopyrite	CuFeS2
Ni	Nickel	Pentlandite, Millerite	(FeNi)S; NiS
Pd	Palladium
Pt	Platinum
		Pyrrhotite	Fe1-XS
Ag	Silver

Additional abbreviations are as follows: PGM - Platinum Group Metals
                                                                        TPM - Total Precious Metals = Pd + Pt + Au

It should be noted that Pt + Pd values are greater than Au, and that Au rarely contributes more than 20% of the TPM content.

The following table will assist in conversions from metric to imperial equivalents.

To Convert From	To	Multiply By
Centimetres	Inches	0.394
Metres	Ft	3.218
Kilometres	Miles	0.621
Hectares	Acres	2.471
Tonnes	Short tons	1.102
Grams	Ounces (Troy)	0.032
Grams per tonne	Ounces (Troy) per ton	0.029

The factor used to convert ounces (Troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

BHID: Borehole Identification No

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.